UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

Date: February 22, 2018

2 2   F E B R U A R Y    2 0 1 8

V E O N    R E P O R T S    F U L L    Y E A R    2 0 1 7    R E S U L T S    W I T H    R O B U S T    F R E E

C A S H    F L O W    G E N E R A T I O N    O F    O V E R    U S D    1    B I L L I O N    A N D    A N N O U N C E S

U S    1 7    C E N T S    F I N A L    D I V I D E N D

Amsterdam (22 February 2018) – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON) a leading global provider of connectivity and internet services headquartered in Amsterdam and serving more than 240 million customers, today announces financial and operating results for the quarter and year ended 31 December 2017.

KEY DEVELOPMENTS

●	Supervisory Board approved final dividend of US 17 cents, totalling 2017 dividend to US 28 cents per share, representing approximately 22% year-on-year increase
●	Delivered on FY2017 targets for organic[1] revenue growth and underlying free cash flow
●	Underlying EBITDA margin[2] below target due to margin pressure in Russia, Algeria and Bangladesh
●	Generated strong underlying equity free cash flow[3] of USD 1.1 billion, significantly ahead of guidance, up 31.4% year-on-year
●	Successfully repatriated USD 200 million from Uzbekistan enhancing the Group’s cash upstreaming capability
●	Strengthened spectrum portfolio through acquisition of 4G/LTE licenses in Ukraine and Bangladesh

Q4 2017 KEY RESULTS

●	Total reported revenue decreased 1.4% to USD 2,320 million, mainly due to the significant devaluation of the Uzbek som
●	Organic[1] revenue grew 1.2%, driven by Russia, Pakistan, Ukraine and Uzbekistan, partially offset by continued pressure in Algeria and Bangladesh
●	Reported EBITDA decreased 3.8% to USD 753 million, mainly due to the significant devaluation of the Uzbek som, partially offset by lower exceptional costs
●	Underlying EBITDA[2], which excludes exceptional costs, decreased organically[1] by 6.9% due to a decrease in EBITDA in Russia, Algeria and Bangladesh and increased corporate costs
●	Underlying EBITDA margin of 35.1%, down 3.1 percentage points year-on-year
●	Underlying equity free cash flow[3] excluding licenses totalled USD 101 million in Q4 2017

JEAN-YVES CHARLIER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“Looking back on 2017, I am pleased to report another good year. Our total revenue grew by over 6 percent and EBITDA by 11 percent, supported by organic growth and the strengthening of the currencies in our portfolio. On the back of this solid performance, our underlying equity free cashflow increased significantly to over USD 1 billion. This is a clear testament that the strategy we launched in August 2015 is transforming our business. In the last three months, we successfully repatriated—for the first time—USD 200 million from Uzbekistan and acquired new 4G/LTE spectrum in key markets: Ukraine and Bangladesh. We also delivered on our full year 2017 targets for organic growth in revenue and underlying equity free cash flow, which came far ahead of our original guidance, thus allowing the Board to announce a final dividend of US 17 cents, a total of US 28 cents per share for the full year.

During the fourth quarter of 2017, reported EBITDA declined by 4 percent, mainly due to the Uzbekistan currency liberalization and resetting of the official exchange rate in September 2017, which had a negative impact of more than 6 percent on the Group results. On an underlying basis, the largest contributors to the year-on-year organic decrease in EBITDA were Algeria, Bangladesh and Russia, which, along with an increase in corporate costs, more than offset the positive contribution from Pakistan and Ukraine.

We also delivered on a number of strategic objectives in 2017. This included an agreement to dispose of our tower business in Pakistan; the split of the Euroset joint venture to strengthen our mono-brand strategy in Russia, and the successful refinancing of our WIND Tre joint venture in Italy. The GTH Mandatory Tender Offer, which we submitted in November 2017, remains subject to approval by the Egyptian Authorities. VEON has taken all actions required for such approval and the matter is currently held up in connection with disputed GTH taxes. Our desire is to find a path forward with the Egyptian Authorities and we are considering all options.

Looking ahead to 2018, our financial performance will be impacted by Uzbekistan’s currency liberalization and a number of strategic transactions including the Pakistan tower transaction closing and the integration of the Euroset business in Russia. As such, we expect flat-to-low single digit organic growth for both Group revenue and EBITDA. In addition, we forecast a strengthening of equity free cash flow, which we expect to be approximately USD 1 billion compared to USD 804 million in 2017 under the new definition for 2018 targets.”

1)

Organic change reflects changes in revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See Attachment E for reconciliations

2)

Underlying EBITDA excludes exceptional items in Q4 2016 consisting of performance transformation costs of USD 66 million and other exceptional items of USD 61 million, totalling USD 127 million. Exceptional items in Q4 2017 consists of performance transformation costs of USD 58 million and other exceptionals of USD 3 million, totalling USD 61 million. See Attachment E for reconciliations

3)

Underlying equity free cash flow excluding licenses is defined as free cash flow from operating activities less free cash flow used in investing activities, excluding M&A transactions, transformation costs, inflow/outflow of deposits, financial assets and other one-off items

FY 2017 2

KEY RESULTS: CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD million		4Q17	4Q16	Reported YoY		Organic YoY [1]
Total revenue, of which		2,320	2,354	(1.4%)		1.2%
mobile and fixed service revenue		2,214	2,244	(1.3%)		1.5%
of which mobile data revenue		473	412	14.8%		19.0%
EBITDA		753	783	(3.8%)		0.4%
Underlying EBITDA[2]		814	910	(10.5%)		(6.9%)
Underlying EBITDA margin[2] (Underlying EBITDA/total revenue)		35.1%	38.7%	(3.6p.p.)		(3.1p.p.	)
Profit from continued operations		(378)	(358)	n.m.
Profit from discontinued operations		-	1,904	n.m.
(Loss)/Profit for the period attributable to VEON shareholders		(325)	1,557	n.m.
Underlying equity free cash flow excl. licenses [3]		101	(50)	n.m.
Capital expenditures excl. licenses		466	754	(38.3%)
LTM capex excl. licenses/revenue		15.4%	17.9%	(2.5p.p.)
Net debt		8,741	7,162	22.0%
Net debt/LTM underlying EBITDA[4]		2.4	2.0
Total mobile customer (millions, excluding Italy)		211	208	1.4%
Total fixed-line broadband customers (millions)		3.1	3.0	2.3%

USD million	FY17	FY16 pro-forma Warid[4]	FY16 reported	Reported YoY		Organic YoY [1]
Total revenue, of which	9,474	9,040	8,885	6.6%		1.9%
mobile and fixed service revenue	9,105	8,700	8,553	6.5%		1.9%
of which mobile data revenue	1,856	1,438	1,426	30.2%		25.7%
EBITDA	3,587	3,268	3,232	11.0%		7.5%
Underlying EBITDA[2]	3,675	3,617	3,582	2.6%		(0.4%)
Underlying EBITDA margin[2] (Underlying EBITDA/total revenue)	38.8%	40.0%	40.3%	(1.5p.p.	)	(0.9p.p.	)
(Loss)/Profit from continued operations	(496)	(323)	(288)	n.m
Profit from discontinued operations	-	2,708	2,708	n.m
Profit/(loss) for the period attributable to VEON shareholders	(483)	2,294	2,328	n.m
Underlying equity free cash flow excl. licenses [3]	1,067	812	812	31.4%
Capital expenditures excl. licenses	1,459	1,623	1,593	(8.4%)
LTM capex excl. licenses/revenue	15.4%	18.0%	17.9%

1)

Organic change reflects changes in revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See Attachment E for reconciliations

2)

Underlying EBITDA excludes exceptional items in FY 2016 consisting of transformation costs of USD 349 million and exceptional items in FY 2017 of USD 88 million. See Attachment E for reconciliations. Underlying EBITDA excludes exceptional items in Q4 2016 consisting of performance transformation costs of USD 66 million and other exceptional items of USD 61 million, totalling USD 127 million. Exceptional items in Q4 2017 consists of performance transformation costs of USD 58 million and other exceptionals of USD 3 million, totalling USD 61 million. See Attachment E for reconciliations

3)

Underlying equity free cash flow excluding licenses is defined as free cash flow from operating activities less free cash flow used in investing activities (excluding capex for licenses and withholding tax related to Pakistan spectrum of USD 29.5 million), excluding M&A transactions, transformation costs, inflow/outflow of deposits, financial assets and other one-off items

4)

Pro-forma assuming that the results of Warid have been consolidated (including intercompany eliminations) within VEON’s results with effect from 1 January 2016, this also applies for the calculation of LTM underlying EBITDA for the net leverage ratio at FY 2016

FY 2017 3

PRESENTATION OF FINANCIAL RESULTS

VEON’s results presented in this earnings release are based on IFRS and have not been audited.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in tables, may not be an exact arithmetic aggregation of the figures that precede or follow them.

All non-IFRS measures disclosed in the document, i.e. EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin, EBIT, net debt, equity free cash flow, organic growth, capital expenditures excluding licenses, last twelve months (LTM) Capex excluding licenses/Revenue, are reconciled to the comparable IFRS measures in Attachment E.

As at 7 November 2016, VEON Ltd. owns a 50% share of the Wind Tre Joint Venture (with CK Hutchison owning the other 50%) and we account for this joint venture using the equity method as we do not have control. All information related to the Wind Tre Joint Venture is the sole responsibility of the Wind Tre Joint Venture’s management, and no information contained herein, including, but not limited to, the Wind Tre Joint Venture’s financial and industry data, has been prepared by or on behalf of, or approved by, our management. For further information on the Wind Tre Joint Venture and its accounting treatment, see Note 6 to our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended 31 December 2016.

All comparisons are on a year-on-year basis unless otherwise stated.

IFRS 15 ‘Revenue from contracts with customers’ — The Group assessed the impact of IFRS 15. The scope of IFRS 15 includes the timing of revenue recognition and costs of obtaining contracts with customers. Under this standard, contract costs are required to be capitalized and amortized over the average customer life. VEON will apply IFRS 15 for the first time in the 2018 financial statements, using the modified retrospective approach. Based on the analysis performed, the Company expects no material impact on revenue recognition, due to currently existing product offering (i.e. prevailing pre-paid service offering). VEON estimates the additional asset stemming from capitalization of contract costs to amount to USD 95 million pre-tax as at 1 January 2018 (i.e. one-off gain to retained earnings in 2018).

IFRS 9 ‘Financial instruments’ — The Group assessed the impact of IFRS 9. The scope of IFRS 9 includes new guidance to classify financial instruments on the balance sheet. VEON will need to introduce the concept of Expected Credit Loss (“ECL”), where an allowance for doubtful debt is required for all debt-like instruments including unbilled receivables. VEON estimates the additional provision for bad debt to amount to USD 20 million pre-tax as at January 2018 (i.e. one-off charge to retained earnings in 2018)

The Group has yet to assess the impact of IFRS 16 “Leases”, which may be material. The standard will be adopted in 2019.

FY 2017 4

MAIN EVENTS

SUCCESSFULLY REPATRIATED USD 200 MILLION FROM UZBEKISTAN

In December 2017, VEON’s subsidiary PJSC VimpelCom, successfully repatriated a net amount of approximately USD 200 million from Unitel, its wholly-owned Uzbekistan subsidiary. The repatriation of cash from Uzbekistan for the first time is an important milestone for VEON, further enhancing the cash upstreaming capability of the Group and allowing Unitel to honor its global payment obligations necessary for ongoing operations.

KYIVSTAR SECURED 4G/LTE LICENSE

In January 2018, VEON’s subsidiary in Ukraine, Kyivstar, secured one of three licenses to provide nationwide 4G/LTE services, subject to final regulatory approvals. Kyivstar will pay UAH 0.9 billion (approximately USD 32.2 million) for 2x15 MHz of contiguous frequency in the 2600 MHz band. The Company looks forward to the upcoming 4G/LTE license tender in 1800 MHz band in Ukraine.

BANGLALINK ACQUIRES ADDITIONAL SPECTRUM AND 4G/LTE LICENSE

On 13 February 2018, Banglalink was awarded technology neutral spectrum in the 1800 and 2100 MHz bands. As a result of the auction conducted by the Bangladesh Telecommunication Regulatory Commission, Banglalink has been awarded 5.6 MHz paired spectrum in the 1800 MHz band and 5 MHz paired spectrum in the 2100 MHz band. The spectrum is technology neutral and allows Banglalink to double its 3G network capacity. Moreover, Banglalink has also acquired a 4G/LTE license in parallel, allowing the company to launch a high-speed data network. The total investment amounts to USD 308.6 million for the spectrum, excluding VAT. An upfront payment of 60% for the spectrum is payable in approximately 30 days with the remaining 40% payable over four years. In addition, the company paid USD 35 million excluding VAT to convert its existing spectrum holding in 900 MHz and 1800 MHz into technology neutral spectrum and USD 1.2 million excluding VAT to acquire the 4G/LTE license. The investment is expected to be funded through locally available cash and local banking facilities.

GTH MANDATORY TENDER OFFER

The GTH Mandatory Tender Offer remains subject to approval by the Egyptian Authorities. VEON has taken all actions required for such approval and the matter is currently held up in connection with disputed GTH taxes. Our desire is to find a path forward with the Egyptian Authorities and we are considering all options.

SUPERVISORY BOARD APPROVED A FINAL 2017 DIVIDEND OF US 17 CENTS PER SHARE

The VEON Supervisory Board approved a final dividend of US 17 cents per share, bringing total 2017 dividend to US 28 cents per share. The record date for the Company’s shareholders entitled to receive the final dividend payment has been set for 5 March 2018. It is expected that the final dividend will be paid on 13 March 2018. The Company will make appropriate tax withholdings of up to 15% when the dividend is paid to the Company’s share depositary, The Bank of New York Mellon. For ordinary shareholders at Euronext Amsterdam, the final dividend of US 17 cents will be paid in euro. VEON is committed to paying a sustainable and progressive dividend based on the evolution of the Company’s equity free cash flow.

FY 2017 5

FY 2018 TARGETS

The Company has formulated targets for FY 2018. Guidance for total revenue and EBITDA is flat to low single digit organic growth. Organic growth reflects changes in revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions and other exceptional items. Major exceptional items currently known are the impact from the Uzbekistan currency liberalization, the Pakistan tower transaction (Deodar), the Euroset transaction and the one-off adjustment to a vendor agreement.

The target for equity free cash flow is approximately USD 1 billion. Equity free cash flow is defined as free cash flow from operating activities less cash flow for net capex, excluding capex for licenses. FY 2018 equity free cash flow target is calculated at 2018 target currency rates. For the FY 2018 target currency rates, see attachment E.

FY 2017 6

GROUP PERFORMANCE

FY2017

●	Total reported revenue increased 6.6% year-on-year with organic[1] growth of 1.9%
●	Strong mobile data organic[1] revenue growth of 26%
●

Reported EBITDA increased 11.0% year-on-year; underlying EBITDA[2], which is excluding exceptional costs of USD 88 million, decreased organically by 0.4%, resulting in an underlying EBITDA margin of 38.8%, an organic decrease of 0.9 percentage points

●	Underlying equity free cash flow[3] excluding licenses totalled USD 1,067 million, an increase of USD 255 million or 31% year-on-year

Q4 2017

●	Total reported revenue decreased 1.4% to USD 2,320 million
●	Organic[1] revenue growth of 1.2% driven by Russia, Pakistan, Ukraine and Uzbekistan, partially offset by continued pressure in Algeria and Bangladesh
●	Reported EBITDA decreased 3.8% to USD 753 million
●	Underlying EBITDA[2], excluding exceptional costs of USD 61 million, decreased by 10.5% and organically[1] by 6.9% mainly due to a decrease in EBITDA in Russia, Algeria and Bangladesh
●	Underlying EBITDA margin of 35.1%, down organically 3.1 percentage points year-on-year
●	Underlying equity free cash flow[3] excluding licenses totalled USD 101 million in Q4 2017

[1]

Organic change reflects changes in revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See Attachment E for reconciliations

[2]

Underlying EBITDA excludes exceptional items in FY 2016 consisting of transformation costs of USD 349 million and exceptional items in FY 2017 of USD 88 million. See Attachment E for reconciliations. Underlying EBITDA excludes exceptional items in Q4 2016 consisting of performance transformation costs of USD 66 million and other exceptional items of USD 61 million, totalling USD 127 million. Exceptional items in Q4 2017 consists of performance transformation costs of USD 58 million and other exceptionals of USD 3 million, totalling USD 61 million. See Attachment E for reconciliations

[3]

Underlying equity free cash flow excluding licenses is defined as free cash flow from operating activities less free cash flow used in investing activities (excluding capex for licenses and withholding tax related to Pakistan spectrum of USD 29.5 million for FY 2017), excluding M&A transactions, transformation costs, inflow/outflow of deposits, financial assets and other one-off items

FY 2017 7

FINANCIALS BY COUNTRY

USD million	4Q17	4Q16	Reported YoY	Organic[1] YoY	FY17	FY16 pro-forma Warid	FY16 reported	Reported YoY	Organic[1] YoY
Total revenue	2,320	2,354	(1.4%)	1.2%	9,474	9,040	8,885	6.6%	1.9%

Russia	1,206	1,112	8.4%	0.4%	4,729	4,097	4,097	15.4%	1.1%
Pakistan	379	369	2.6%	4.2%	1,525	1,450	1,295	17.8%	5.9%
Algeria	214	246	(13.1%)	(9.9%)	915	1,040	1,040	(12.0%)	(10.8%)
Bangladesh	131	152	(13.6%)	(9.5%)	574	621	621	(7.5%)	(4.6%)
Ukraine	159	150	6.3%	10.7%	622	586	586	6.2%	10.6%
Uzbekistan	78	165	(52.9%)	21.3%	513	663	663	(22.6%)	19.1%
HQ	0	10			0	10	10
Other and eliminations	153	150	2.3%		596	573	573	3.7%

Service revenue	2,214	2,244	(1.3%)	1.5%	9,105	8,700	8,553	6.6%	1.9%

Russia	1,140	1,058	7.8%	(0.1%)	4,516	3,941	3,941	14.6%	0.3%
Pakistan	350	346	1.3%	2.9%	1,418	1,364	1,217	16.5%	4.6%
Algeria	210	244	(13.9%)	(10.7%)	898	1,031	1,031	(12.8%)	(11.6%)
Bangladesh	127	147	(14.0%)	(10.0%)	557	606	606	(8.0%)	(5.1%)
Ukraine	158	150	6.0%	10.3%	620	584	584	6.2%	10.5%
Uzbekistan	77	165	(53.2%)	20.9%	513	663	663	(22.7%)	18.9%
HQ
Other and eliminations	151	134	11.7%		583	511	511	13.8%

EBITDA	753	783	(3.8%)	0.4%	3,587	3,268	3,232	11.0%	7.5%

Russia	430	419	2.6%	(4.9%)	1,789	1,574	1,574	13.6%	(0.4%)
Pakistan	173	129	34.5%	36.5%	703	542	507	38.8%	30.5%
Algeria	92	125	(26.8%)	(24.1%)	426	547	547	(22.7%)	(21.1%)
Bangladesh	47	55	(14.5%)	(10.5%)	233	267	267	(12.8%)	(10.1%)
Ukraine	92	69	33.2%	39.1%	347	306	306	13.2%	18.1%
Uzbekistan	33	105	(68.4%)	(18.8%)	261	395	395	(33.9%)	(1.1%)
HQ	(125)	(92)	(35.0%)		(325)	(422)	(422)	(23.0%)
Other and eliminations	11	(27)	138.0%		154	57	57	165.0%

EBITDA margin	32.4%	33.3%	-0.8p.p.		37.9%	36.1%	36.4%	1.5p.p

Underlying EBITDA[2]	814	910	(10.5%)	(6.9%)	3,675	3,617	3,582	2.6%	(0.4%)

Russia	440	420	4.7%	(3.0%)	1,801	1,585	1,585	13.7%	(0.4%)
Pakistan	182	149	22.7%	24.5%	730	588	552	32.4%	25.1%
Algeria	100	127	(21.5%)	(18.4%)	435	562	562	(22.2%)	(21.6%)
Bangladesh	47	65	(27.9%)	(24.4%)	234	288	288	(18.6%)	(16.1%)
Ukraine	85	78	7.9%	12.2%	340	315	315	8.2%	12.6%
Uzbekistan	36	92	(61.5%)	(0.5%)	266	379	379	(30.0%)	5.6%
HQ	(93)	(71)	(31.0%)		(314)	(278)	(278)	13.1%
Other and eliminations	17	50	(64.5%)		182	179	179	2.4%

Underlying EBITDA margin	35.1%	38.7%	(3.6p.p.)	(3.1p.p.)	38.8%	40.0%	40.3%	(1.5p.p.)	(0.9p.p.)

[1]

Organic change reflects changes in revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See Attachment E for reconciliations.

[2]

Underlying EBITDA excludes exceptional items in FY 2016 consisting of transformation costs of USD 349 million and exceptional items in FY 2017 of USD 88 million. See Attachment E for reconciliations. Underlying EBITDA excludes exceptional items in Q4 2016 consisting of performance transformation costs of USD 66 million and other exceptional items of USD 61 million, totalling USD 127 million. Exceptional items in Q4 2017 consists of performance transformation costs of USD 58 million and other exceptionals of USD 3 million, totalling USD 61 million. See Attachment E for reconciliations.

Group revenue for Q4 2017 decreased 1.4% year-on-year to USD 2.3 billion but increased by 1.2% organically, driven by revenue growth in Russia, Pakistan, Ukraine and Uzbekistan, but with continued pressure on revenue in Algeria and Bangladesh. Mobile data revenue showed good organic growth increasing 19.0% for the quarter, with total mobile customers increasing 1.5% to 211 million at the end of Q4 2017, primarily driven by growth in Pakistan, Bangladesh and Ukraine. Reported mobile data revenue increased by 14.8%.

FY 2017 8

Group revenue for FY 2017 increased 6.6% to USD 9.5 billion, partially driven by the consolidation of Warid and the positive effect from the RUB appreciation against the USD. Group revenue increased 1.9% organically, delivering on the FY 2017 target of low single digit growth, as a result of strong performances in Russia, Pakistan, Ukraine and Uzbekistan, partially offset by decreased performance in Algeria and Bangladesh. Mobile data revenue for the year showed strong organic growth of 26%.

Group EBITDA decreased 3.8% to USD 753 million in Q4 2017, compared to USD 783 million in Q4 2016. Underlying EBITDA totalled USD 814 million, reflecting an organic decline of 6.9% year-on-year of USD 119 million, excluding the impact of currency depreciation. The largest contributors to the year-on-year decrease in organic terms were Algeria, Bangladesh, Russia. These negative impacts from country performance, along with an increase in “Other” and HQ costs, more than offset the positive operational contribution from Pakistan and Ukraine. A more detailed explanation for these trends is provided in the following paragraphs. The reported underlying EBITDA decreased by 10.5%.

The underlying EBITDA margin was 35.1%, an organic decrease of 3.1 percentage points year-on-year. Exceptional items amounted to USD 61 million in Q4 2017 and mainly included USD 58 million of costs for the Group wide performance transformation program. In Q4 2016, the Group recognized exceptional items totalling USD 127 million, mainly related to the costs for Group wide performance transformation program of USD 61 million and a provision for the Iraqna litigation of USD 66 million.

Reported EBITDA for FY 2017 increased 11% to USD 3,587 million, while underlying EBITDA decreased 0.4% organically to USD 3,675 million. The FY 2017 underlying EBITDA margin was 38.8%, a decrease of 0.9 percentage points year-on-year, missing the FY 2017 target of flat to low single digit accretion, due to margin pressure in Russia, Algeria and Bangladesh. In FY 2016, the Group recognized exceptional items totalling USD 349 million, while in FY 2017 exceptional items totalled USD 88 million.

The FY 2017 underlying equity free cash flow excluding licenses increased 31.4% year-on-year to USD 1,067 million, well above the FY 2017 target of USD 850-950 million.

The reconciliation table for reported EBITDA and underlying EBITDA is set forth in Attachment E.

For the discussion of each country’s individual performances below, all trends are expressed in local currency.

In Russia, total revenue in Q4 2017 increased 0.4%, driven by an increase in mobile service revenue and sales of equipment and accessories. Mobile service revenue increased by 2.1%, driven by growth in mobile data, value added services and mobile financial services, offsetting the decrease in voice revenue. Mobile ARPU continued its growth trajectory in 2017, increasing by 2.0% during Q4 2017. Fixed-line service revenue decreased by 11.4%, mainly due to the competitive environment, a decrease in transit traffic, growing penetration of FMC in the customer base and the effect of the strengthened ruble on foreign currency contracts. EBITDA decreased 4.9% in Q4 2017. Underlying EBITDA, which is adjusted for exceptional costs related to the performance transformation program, costs related to rebranding and integration of approximately 200 Euroset stores and the impact of the change in definition for EBITDA, to align with the definition applied by the Group, decreased by 3.0%. The underlying EBITDA margin, which is excluding the exceptional costs mentioned above, was 36.5% in Q4 2017, representing a year-on-year decrease of 1.3 percentage points, mainly as a result of the associated costs related the commercial launch of VEON’s personal internet platform (~0.5 p.p. impact) and increased G&A and HR costs.

In July 2016, VEON acquired Warid, strengthening its leading market position in Pakistan, and as a result, Warid’s financial results have been consolidated into VEON´s financial statements with effect from 1 July 2016. Consequently, this is the second consecutive quarter in which the 2017 results of Pakistan are fully comparable year-on-year. Total revenue grew 4.2%, supported by continued growth in mobile data revenue which grew 27.8% year-on-year, driven by an increase in data customers through higher bundle engagement and the continued data network expansion. The reported EBITDA margin increased to 45.7% (+10.8 percentage points year-on-year), due to strong revenue growth, opex synergies and benefitting for the positive impact of PKR 1.1 billion from the release of historic SIM tax accruals. The margin reduction quarter-on-quarter is the result of a lower positive impact from the release of historic SIM tax accruals when compared to Q3 2017. Underlying EBITDA margin, which is excluding the negative impact of PKR 1.0 billion for performance transformation and integration costs, was 48.1% in Q4 2017, improving by 7.8 percentage points

FY 2017 9

year-on-year while the margin, excluding the above-mentioned release of historic SIM tax accruals, would have been 45.4%.

In Algeria, total revenue decreased by 9.9% year-on-year with a trend in line with Q3 2017. Price competition, in both voice and data, caused a continued reduction of ARPU and a year-on-year increase in churn. Data revenue growth was 36.0%, due to higher usage and a substantial increase in data customers as a result of the 3G and 4G/LTE network roll-out. This positive data revenue trend is also supported by the simplified data-centric pricing architecture. In Q4 2017, EBITDA decreased by 24.1% while underlying EBITDA, which in Q4 2016 was adjusted for exceptional costs of DZD 0.9 billion related to performance transformation, decreased 18.4% to DZD 11.5 billion primarily due to the decline in revenue. Underlying EBITDA margin was 46.7% and excluding the impact of the changes to indirect taxes with effect from 1 January 2017, the underlying EBITDA margin would have been 49.1%.

In Bangladesh, total revenue in Q4 2017 decreased by 9.5%, mainly attributable to the gap in 3G network coverage compared to the market leader and to network availability issues caused by the extreme weather conditions in the country. In addition, the market remains characterized by intense price competition especially on data, which accelerated following the SIM re-verification process and which more than offset the increase in data revenue of 14.6%. Underlying EBITDA in Q4 2017 decreased by 24.4%, which was mainly caused by the revenue decline together with additional technical expenses to improve network availability. As a result, the underlying EBITDA margin was 35.8%, which represents a year-on-year reduction of 7.1 percentage points.

In Ukraine, total revenue increased by 10.7%, mainly driven by continued strong growth of mobile data revenue, which increased by 64.5% as a result of growing number of data customers, and successful marketing activities driven by the continued 3G network roll-out and data-centric tariffs. Fixed-line service revenue increased by 5.4%, supported by broadband revenue which increased by 9.3% and which was driven primarily by the FMC launch. EBITDA increased by 39.1%, representing an EBITDA margin of 58.0%. Underlying EBITDA grew by 12.2% year-on-year, driven by higher revenue and cost efficiencies. Underlying EBITDA margin increased by 0.7 percentage points year on year to 53.1%.

Uzbekistan continued to report strong revenue growth, as the company´s tariffs were fixed at the foreign exchange rate of UZS 4,210 to the USD after the liberalization of the Uzbek som on 4 September 2017, which is a higher level compared to the prior year. Total revenue increased 21.3%, supported by successful marketing activities, increased revenues from interconnect services, value added services and mobile data revenue growth of 28.6%. Underlying EBITDA, adjusted for a reversal of a provision related to a court case of UZS 39.9 billion in Q4 2016, slightly decreased in local currency compared to the prior year and the underlying EBITDA margin was 45.7% in Q4 2017. The revenue growth was mainly offset by an increase in non-controllable costs, such as customer tax, interconnect costs, content costs, frequency fees and the negative impact from the currency liberalization.

The HQ segment includes the costs of VEON’s headquarters in Amsterdam and London, costs for digital, external costs for services and projects (e.g. M&A, legal costs, Enterprise Support System, global procurement). In Q4 2017, the amount increased by USD 22 million year-on-year largely due to increased HR costs related to variable remuneration plans, a significant increase in costs (mainly headcount) related to the digital strategy and external costs for services, more than offsetting a positive impact from a tax reversal for prior periods.

“Other” mainly includes the results of Kazakhstan, Kyrgyzstan, Armenia, Georgia, Tajikistan and intercompany eliminations.

FY 2017 10

INCOME STATEMENT & CAPITAL EXPENDITURES

USD million	4Q17	4Q16	Reported YoY	FY17	FY16 pro-forma Warid	FY16 reported	Reported YoY
Total revenue	2,320	2,354	(1.4%)	9,474	9,040	8,885	6.6%
Service revenue	2,214	2,244	(1.3%)	9,105	8,700	8,553	6.5%
EBITDA	753	783	(3.8%)	3,587	3,268	3,232	11.0%
EBITDA margin	32.4%	33.3%	(0.8p.p.)	37.9%	36.1%	36.4%	1.5p.p.
Depreciation, amortization, impairments and other	(542)	(692)	(21.7%)	(2,081)	(2,204)	(2,148)	(3.1%)
EBIT (Operating Profit)	211	91	130.9%	1,506	1,063	1,084	38.9%
Financial income and expenses	(237)	(196)	20.7%	(840)	(776)	(761)	10.4%
Net foreign exchange (loss)/gain and others	(103)	38	n.m	(168)	80	75	n.m
Share of (loss)/profit of joint ventures and associates	(156)	77	n.m.	(412)	(51)	48	n.m
Impairment of JV and associates	-	(99)	n.m.	(110)	-	(99)	n.m
Profit before tax	(285)	(89)	220.7%	(24)	316	347	(107.0%)
Income tax expense	(93)	(269)	(65.7%)	(472)	(639)	(635)	(25.7%)
(Loss)/Profit from continued operations	(378)	(358)	n.m	(496)	(323)	(288)	n.m
Profit from discontinued operations	-	1,904	n.m	-	2,708	2,708	n.m
(Loss)/Profit for the period attributable to VEON shareholders	(325)	1,557	(121%)	(483)	2,294	2,328	n.m

	4Q17	4Q16	Reported YoY	FY17	FY16 pro-forma Warid	FY16 reported	Reported YoY
Capex	473	770	(38.5%)	1,791	1,741	1,741	2.8%
Capex excl. licenses	466	754	(38.3%)	1,459	1,623	1,593	(8.4%)
LTM capex excl. licenses/revenue	15.4%	17.9%	(2.5p.p.)

Q4  2017 ANALYSIS

EBIT increased by 131% to USD 211 million in Q4 2017, as Q4 2017 was impacted by a lower level of impairments at USD 64 million, mainly related to Armenia and Kyrgyzstan due to revised business plans, compared to USD 177 million recorded in Q4 2016, mainly related to impairments for Georgia, Tajikistan and Kyrgyzstan.

The increase in losses before tax to USD 285 million was driven by an increase in net financial expenses of USD 41 million, higher year-on-year foreign exchange losses and other of USD 141 million and an increase in the loss in joint venture and associates of USD 134 million. The increase in financial expenses in Q4 2017 is the result of the revaluation of the put option liability for Warid in Pakistan of USD 38 million. Net foreign exchange losses and other gains of USD 103 million are driven by foreign exchange losses in HQ related to new non-USD debt, foreign exchange losses in Russia and a loss of USD 49 million related to the currency conversion of USD 200 million repatriated from Uzbekistan, which was recorded as a finance cost. The decrease in the share of loss of joint ventures and associates was driven by VEON’s 50% share of loss of the Wind Tre joint venture impacted by accelerated depreciation in respect of network modernization, amounting to USD 68 million, and loss of USD 70 million arising on early redemption of the Wind Tre group’s senior and junior secured third-party debt as part of the Italy joint venture´s refinancing of its debt.

Prior to the Wind Tre joint venture closing in November 2016, WIND had been accounted for as a discontinued operation and classified as held for sale under IFRS rules since Q3 2015. As a result, the Q4 2016 results were positively affected by the elimination of depreciation and amortization charges from the results of WIND. The “discontinued operations” accounting treatment was not applied in 2017 following the closing of the Wind Tre joint venture transaction.

Income tax expense decreased to USD 93 million in Q4 2017 mainly due to the utilization of tax assets and the loss caused by the foreign exchange devaluation in Uzbekistan, as well as lower taxable profit in Russia, Algeria and Bangladesh.

In Q4 2017, the company recorded a net loss for the period attributable to VEON´s shareholders of USD 325 million, while the net profit reported in Q4 2016 was attributable to a non-cash gain driven by the completion of the Wind Tre joint venture transaction.

Capex excluding licenses decreased to USD 466 million in Q4 2017 primarily due to improved capex planning with capex more evenly spread over the quarters, compared to end of year loaded capex in FY 2016.

The ratio of capex excluding licenses to revenue was 15.4% in FY 2017, reflecting improved capex efficiencies during 2017.

FY 2017 11

FINANCIAL POSITION & CASH FLOW

USD million	4Q17	3Q17	QoQ

Total assets	19,521	20,280	(3.7%)
Shareholders’ equity	4,352	4,809	(9.5%)
Gross debt	11,102	11,437	(2.9%)
Net debt	8,741	8,672	0.8%
Net debt/underlying LTM EBITDA	2.4	2.3

USD million	4Q17	4Q16	YoY	FY17	FY16	YoY

Net cash from/(used in) operating activities	479	445	34	2,475	1,875	600
from continued operations	479	384	95	2,475	1,192	1,283
from discontinued operations	-	61	(61)	-	683	(683)
Net cash from/(used in) investing activities	(1,326)	(1,001)	(325)	(3,016)	(2,671)	(345)
from continued operations	(1,326)	(931)	(395)	(3,016)	(2,022)	(994)
from discontinued operations	-	(70)	70	-	(649)	649
Net cash from/(used in) financing activities	(377)	(475)	98	(733)	(126)	(607)
from continued operations	(377)	(475)	98	(733)	(106)	(627)
from discontinued operations	-	-	-	-	(20)	20

Total assets decreased compared to Q3 2017 mainly driven by a decrease in the cash position, used for debt repayments in Russia, Algeria and GTH, partially offset by debt drawdowns at HQ, including a drawdown under the revolving credit facility in relation to the application for the GTH MTO.

Net cash from operating activities increased by USD 34 million year-on-year in Q4 2017, driven by USD 96 million higher cash flow from continued operations as a result of significant improvements in working capital, partially offset by the year-on-year decrease in net cash from discontinued operations as a result of the closing of the Wind Tre joint venture transaction in November 2016, which resulted in Italy no longer being accounted for as a discontinued operation.

Net cash flow used in investing activities increased year-on-year by USD 325 million, mainly due to outflow in deposits of USD 898 million in HQ Amsterdam driven by the GTH Mandatory Tender Offer collateral, partially offset by the decrease in net cash used in investing activities in discontinued operations.

Net cash used in financing activities decreased by USD 98 million year-on-year in Q4 2017, mainly due to debt repayments and capital restructuring activities that led to interest cost savings.

Net debt includes cash balances of USD 987 million pledged as collateral for the Mandatory Tender Offer. Excluding this net debt would have been USD 9,728 million and the net debt/underlying LTM EBITDA ratio would have been 2.6x.

FY 2017 12

COUNTRY PERFORMANCE

●	Russia

●	Pakistan

●	Algeria

●	Bangladesh

●	Ukraine

●	Uzbekistan

●	Italy

RUSSIA

RUB million	4Q17	4Q16	YoY	FY17	FY16	YoY
Total revenue	70,415	70,130	0.4%	275,887	273,003	1.1%
Mobile service revenue	57,001	55,844	2.1%	224,186	218,192	2.7%
Fixed-line service revenue	9,608	10,840	(11.4%)	39,271	44,418	(11.6%)
EBITDA	25,108	26,401	(4.9%)	104,342	104,790	(0.4%)
Underlying EBITDA	25,698	26,487	(3.0%)	105,098	105,486	(0.4%)
EBITDA margin	35.7%	37.6%	(2.0p.p.)	37.8%	38.4%	(0.6p.p.)
Underlying EBITDA margin	36.5%	37.8%	(1.3p.p.)	38.1%	38.6%	(0.5p.p.)
Capex excl. licenses	13,435	21,615	(37.8%)	38,918	41,432	(6.1%)
LTM Capex excl. licenses /revenue	14.1%	15.2%	(1.1p.p.)	14.1%	15.2%	(1.1p.p.)

Mobile
Total revenue	60,771	59,276	2.5%	236,501	228,443	3.5%
- of which mobile data	15,344	14,088	8.9%	59,041	51,773	14.0%
Customers (mln)	58.2	58.3	(0.3%)	-	-	-
- of which data users (mln)	38.4	36.6	5.0%	-	-	-
ARPU (RUB)	324	317	2.0%	-	-	-
MOU (min)	323	335	(3.6%)	-	-	-
Data usage (MB/user)	3,047	2,308	32.0%	-	-	-
Fixed-line[1]
Total revenue	9,644	10,854	(11.1%)	39,386	44,560	(11.6%)
Broadband revenue	2,508	2,807	(10.7%)	10,269	11,615	(11.6%)
Broadband customers (mln)	2.2	2.2	2.8%
Broadband ARPU (RUB)	376	433	(13.0%)

The market conditions remained challenging in Russia, but Beeline continued to grow its mobile revenue during the fourth quarter.

Total revenue in Q4 2017 increased by 0.4% to RUB 70.4 billion, driven by an increase in mobile service revenue and sales of equipment and accessories. Mobile service revenue increased by 2.1% to RUB 57.0 billion, driven by growth in mobile data, value added services and mobile financial services, offsetting the decrease in voice revenue. Mobile ARPU continued its growth trajectory in 2017, increasing by 2.0% during the quarter.

Beeline has increased its focus on the B2B segment, improving its proposition with more customized offers and solutions to both small and large enterprises. As a result, mobile service revenue in the B2B segment showed growth in a stagnating market, growing by 5.8% year-on-year, driven by a growth of 9.5% in Beeline’s B2B customer base. Overall, B2B revenue contributed RUB 16.2 billion to revenue.

Mobile data revenue continued to grow, increasing by 8.9% to RUB 15.3 billion, as a result of an increased penetration of integrated bundles and smartphones, together with data traffic growth. Mobile ARPU showed continued improvement, growing by 2.0%, driven by successful upselling activities and continued efforts to simplify tariff plans, while being supported by increased penetration of bundled propositions in the customer base. Beeline’s mobile customer base was broadly stable year-on-year with 58.2 million customers.

FY 2017 13

Fixed-line service revenue decreased by 11.4% to RUB 9.6 billion, mainly due to increased competition, a decrease in transit traffic, growing penetration of FMC in the customer base to more than 877 thousand customers, and the effect of a strengthening ruble on foreign currency contracts.

Reported EBITDA decreased by 4.9% to RUB 25.1 billion, with a reported EBITDA margin of 35.7%. Underlying EBITDA, which is adjusted for exceptional costs related to the performance transformation program in both Q4 2016 (RUB 86 million) and Q4 2017 (RUB 158 million), costs related to rebranding and integration of approximately 200 Euroset stores (RUB 266 million), and the impact of change in definition for EBITDA (RUB 165 million), to align with the definition applied by the Group, decreased by 3.0%. The underlying EBITDA margin was 36.5% in Q4 2017, representing a year-on-year decrease of 1.3 percentage points, mainly as a result of the associated costs of the commercial launch of VEON’s personal internet platform (impact of 0.5 p.p.) and increased G&A and HR costs.

Beeline expects continued negative impact on EBITDA of approximately RUB 3.0 billion in FY 2018 due to the integration and rebranding costs for the Euroset stores into Beeline monobrand stores. Additionally, Beeline expects EBITDA margin pressure driven by the changing revenue mix, following the integration and rebranding of the Euroset stores. After the rebranding and integration of the Euroset stores, Beeline expects a positive effect on revenue going forward and, from 2019, on EBITDA driven by device sales acceleration and channel-mix improvement.

Capex excluding licenses decreased by 37.8% year-on-year during the quarter as a result of improved capex planning with capex more evenly spread over the quarters, in comparison to capex in FY 2016, which was weighted towards the the end of the year. The LTM capex excluding licenses to revenue ratio for FY 2017 was 14.1%.

From January 2018, the international interconnect and transit services revenues will be fully centralized in VEON Wholesale Services, a Group division centrally managing arrangements of VEON Group companies with international carriers, currently reported at the HQ level. The FY 2018 expected maximum impact on revenue for Russia is USD 53 million, while the expected maximum impact on EBITDA is USD 7 million.

PAKISTAN

PKR billion	4Q17	4Q16	YoY	FY17	FY16 pro-forma Warid	YoY
Total revenue	40.3	38.7	4.2%	160.7	151.8	5.9%
Mobile service revenue	37.3	36.2	2.9%	149.4	142.8	4.6%
of which mobile data	6.4	5.0	27.8%	23.7	17.6	35.1%
EBITDA	18.4	13.5	36.5%	74.1	56.8	30.5%
Underlying EBITDA	19.4	15.6	24.5%	76.9	61.5	25.1%
EBITDA margin	45.7%	34.9%	10.8p.p.	46.1%	37.4%	8.7p.p.
Underlying EBITDA margin	48.1%	40.3%	7.8p.p.	47.9%	40.5%	7.4p.p.
Capex excl. licenses	6.6	10.1	(34.2%)	25.3	25.7	(1.9%)
LTM capex excl. licenses/revenue	15.7%	17.0%	(1.2p.p.)	15.7%	17.0%	(1.2p.p.)

Mobile
Customers (mln)	53.6	51.6	4.0%
- of which data users (mln)	28.5	25.1	13.3%
ARPU (PKR)	232	244	(4.6%)
MOU (min)[1]	515	540	(4.6%)

Data usage (MB/user)	672	464	45.0%

1 MoU and ARPU have been adjusted in 2016 due to a change of components in the definition of traffic

In July 2016, VEON acquired Warid, strengthening its leading market position in Pakistan and, as a result, Warid’s

FY 2017 14

financial results have been consolidated into VEON´s financial statements with effect from 1 July 2016. Consequently, this is the second consecutive quarter in which the 2017 results of Pakistan are fully comparable year-on-year.

Jazz continued to show growth of both revenue and customers despite competitive market conditions. Revenue growth of 4.2% year-on-year was supported by continued growth in mobile data revenue which grew 27.8% year-on-year, driven by an increase in data customers through higher bundle penetration and continued data network expansion.

The customer base increased by 4.0% year-on-year driven by continued customer satisfaction as a result of a price simplicity and efficient distribution channel management. Jazz sees data and voice monetization among its key priorities, underpinned by the ambition to offer the best network in terms of both quality of service and coverage.

Reported EBITDA margin increased to 45.7% (+10.8 percentage points year-on-year), due to strong revenue growth, opex synergies and benefitting for the positive impact of PKR 1.1 billion from the release of historic SIM tax accruals. The margin reduction quarter-on-quarter is the result of a lower impact from the release of historic SIM tax accruals when compared to Q3 2017. Underlying EBITDA margin, which is excluding the negative impact of PKR 1.0 billion for performance transformation and integration costs, was 48.1% in Q4 2017, improving by 7.8 percentage points year-on-year while the margin, excluding the release of historic SIM tax accruals, would have been 45.4%.

Capex excluding licenses decreased to PKR 6.6 billion in Q4 2017 while the LTM capex excluding licenses to revenue ratio was 15.7% in Q4 2017 (12.3% excluding integration capex). At the end of the Q4 2017, 3G was offered in more than 350 cities while 4G/LTE was offered in over 50 cities (defined as cities with at least three base stations).

In Q3 2017, Jazz achieved the target annual run-rate of synergies announced alongside the transaction to merge Mobilink with Warid, and it completed the network integration by the end of 2017.

Finally, on 30 August 2017 VEON announced that Jazz had signed an agreement for the sale of its tower business (“Deodar”) to Tanzanite, a tower operating company owned by edotco and Dawood, for PKR 98.7 billion subject to adjustments. Following the classification of Deodar as a disposal group held-for-sale on 30 June 2017, VEON is no longer accounting for depreciation and amortization charges on these assets. Completion of the transaction is subject to the satisfaction or waiver of certain conditions including receipt of customary regulatory approvals. The approval process remains ongoing.

ALGERIA

DZD billion	4Q17	4Q16	YoY	FY17	FY16	YoY
Total revenue	24.5	27.2	(9.9%)	101.5	113.7	(10.8%)
Mobile service revenue	24.1	26.9	(10.7%)	99.6	112.7	(11.6%)
of which mobile data	3.3	2.4	36.0%	12.6	8.0	57.2%
EBITDA	10.5	13.9	(24.1%)	47.2	59.8	(21.1%)
Underlying EBITDA	11.5	14.0	(18.4%)	48.1	61.4	(21.6%)

EBITDA margin	42.9%	50.9%	(8.0p.p.)	46.5%	52.6%	(6.1p.p.)

Underlying EBITDA margin	46.7%	51.6%	(4.9p.p.)	47.5%	54.0%	(6.6p.p.)
Capex excl. licenses	4.0	6.2	(35.7%)	14.6	18.1	(19.4%)
LTM capex excl. licenses/revenue	14.4%	16.0%	(1.5p.p.)	14.4%	16.0%	(1.5p.p.)

Mobile

Customers (mln)	15.0	16.3	(8.0%)

- of which mobile data customers (mln)	7.2	7.0	3.1%

ARPU (DZD)	528	555	(4.8%)

MOU (min)[1]	430	323	33.1%

Data usage (MB/user)	561	447	25.4%

1 MoU and ARPU have been adjusted in 2016 due to a change of components in the definition of traffic

Djezzy’s operational turnaround continued in Q4 2017, despite a challenging regulatory and macro-economic environment which remains characterized by strong competition and inflationary pressures. As previously stated, the new Finance Law (effective from January 2017), resulted in an increase in VAT from 7% to 19% on data services and an increase from 17% to 19% on voice services.

FY 2017 15

Taxes on recharges also increased from 5% to 7% as a result. The higher indirect taxes affected Djezzy’s performance in relation to both revenue and EBITDA as taxes could not be passed on to customers.

Revenue decreased by 9.9% year-on-year, in line with Q3 2017 trends. Price competition, in both voice and data, caused a continued reduction in ARPU and a year-on-year increase in churn. Djezzy’s Q4 2017 service revenue was DZD 24.1 billion, a 10.7% reduction, while data revenue growth was 36.0%, due to higher usage and a substantial increase in data customers as a result of the 3G and 4G/LTE network roll-out. This positive data revenue trend is also supported by the simplified data-centric pricing architecture.

The customer base in Algeria decreased by 8.0% to 15.0 million, due to competitive pressures in the market. ARPU declined by 4.8%, a lower decrease compared to Q3 2017, primarily caused by the intense price competition.

In Q4 2017, EBITDA decreased by 24.1% year-on-year while underlying EBITDA, which is adjusted for exceptional costs of DZD 0.9 billion related to performance transformation in Q4 2016, decreased by 18.4% to DZD 11.5 billion primarily due to the decline in revenues. Underlying EBITDA margin was 46.7% and excluding the impact of the changes to indirect taxes with effect from 1 January 2017, the underlying EBITDA margin would have been 49.1%.

At the end of Q4 2017, the company’s 4G/LTE services covered 28 wilayas and more than 24.6% of the country’s population, while the 3G network covers all 48 wilayas. In Q4 2017 capex excluding licenses was DZD 4.0 billion, a 35.7% year-on-year reduction, with a LTM capex excluding licenses to revenue ratio of 14.4%.

The mobile termination rate (“MTR”) symmetry in place from 31 October 2017, which has marked a further improvement of the regulatory environment in the country. Djezzy currently has symmetric MTRs with only one of the two major competitors in the market.

BANGLADESH

BDT billion	4Q17	4Q16	YoY	FY17	FY16	YoY

Total revenue	10.8	12.0	(9.5%)	46.5	48.7	(4.6%)

Mobile service revenue	10.4	11.6	(10.0%)	45.1	47.5	(5.1%)

of which mobile data	1.6	1.4	14.6%	6.3	4.9	28.5%

EBITDA	3.9	4.4	(10.5%)	18.8	21.0	(10.1%)

Underlying EBITDA	3.9	5.1	(24.4%)	18.9	22.5	(16.1%)

EBITDA margin	36.1%	36.4%	(0.4p.p.)	40.5%	43.1%	(2.5p.p.)

Underlying EBITDA margin	35.8%	42.9%	(7.1p.p.)	40.7%	46.3%	(5.6p.p.)

Capex excl. licenses	3.7	5.1	(26.6%)	8.2	10.7	(23.6%)

LTM capex excl. licenses/revenue	17.7%	22.1%	(4.4p.p.)	17.7%	22.1%	(4.4p.p.)

Mobile

Customers (mln)	31.3	30.4	3.2%

- of which mobile data customers (mln)	16.9	14.9	13.4%

ARPU (BDT)	111	130	(14.7%)

MOU (min)	274	322	(14.7%)

Data usage (MB/user)	580	391	48.2%

FY 2017 16

In Bangladesh, Q4 2017 results continue to be affected by technical costs, required to restore network availability following flooding caused by severe monsoons earlier in the year, and the market continues to see intense competition, particularly focused around customer acquisition. During the quarter, Banglalink continued to focus on acquiring customers in a competitive market and restoring network availability.

The customer base grew by 3.2% year-on-year, and this increase was fuelled by competitive customer acquisition campaigns in the market by all operators.

Revenue in Q4 2017 decreased by 9.5% year-on-year, while Banglalink’s service revenue decreased by 10.0% year-on-year to BDT 10.4 billion. The decline in service revenue was mainly attributable to the gap in 3G network coverage compared to the market leader, in addition to network availability issues caused by the extreme weather conditions in the country. The market remains characterized by intense price competition especially in relation to data, which accelerated following the SIM re-verification process. Notwithstanding the competitive environment, data revenue increased by 14.6%, driven by increased smartphone penetration. Data revenue growth was driven by data usage growth of 48.2% along with 13.4% growth in active data users. ARPU decreased year-on-year by 14.7%, as a result of in market pricing pressure.

Banglalink’s underlying EBITDA in Q4 2017 decreased by 24.4% to BDT 3.9 billion, which was mainly caused by a decline in revenue and technical expenses to improve network availability. As a result, the underlying EBITDA margin was 35.8% in Q4 2017, which represents a year-on-year reduction of 7.1 percentage points.

In Q4 2017, capex excluding licenses decreased by 26.6% year-on-year to BDT 3.7 billion, with a LTM capex excluding licenses to revenue ratio of 17.7%. Banglalink continues to invest in efficient, high-speed data networks aiming to substantially improve its 3G network coverage and availability. The 3G network covered approximately 70% of the population at the end of Q4 2017.

The Ministry of Post, Telecommunications and Information Technology issued a public consultation on draft Regulatory and Licensing Guidelines for Tower Sharing. The industry has provided comments on these guidelines to the Government of Bangladesh and Guidelines have not been issued following the consultation.

On 24 December 2017, Banglalink entered into a new floating rate term facilities agreement of BDT 29.3 billion (approx. USD 353 million), divided into two tranches. The first tranche amounting to BDT 10.7 billion (approx. USD 129 million) has a three-year tenor and the second tranche amounting to BDT 18.6 billion (approx. USD 224 million) has a five-year tenor. The facilities agreement includes an option to increase the amount of the facilities up to a total amount of BDT 40 billion.

On 13 February 2018, Banglalink was awarded technology neutral spectrum in the 1800 and 2100 MHz bands. As a result of the auction conducted by the Bangladesh Telecommunication Regulatory Commission, Banglalink has been awarded 5.6 MHz paired spectrum in the 1800 MHz band and 5 MHz paired spectrum in the 2100 MHz band. The spectrum is technology neutral and allows Banglalink to double its 3G network capacity. Moreover, Banglalink has also acquired a 4G/LTE license in parallel allowing the company to launch a high-speed data network. The total investment amounts to USD 308.6 million for the spectrum, excluding VAT. An upfront payment of 60% for the spectrum is payable in approximately 30 days with the remaining 40% payable over four years. In addition, the company paid USD 35 million excluding VAT to convert its existing spectrum holding in 900 MHz and 1800 MHz into technology neutral spectrum and USD 1.2 million excluding VAT to acquire the 4G/LTE license. The investment is expected to be funded through locally available cash and local banking facilities.

FY 2017 17

UKRAINE

UAH million	4Q17	4Q16	YoY	FY17	FY16	YoY

Total revenue	4,297	3,881	10.7%	16,542	14,960	10.6%

Mobile service revenue	3,986	3,601	10.7%	15,338	13,851	10.7%

Fixed-line service revenue	285	270	5.4%	1,132	1,052	7.6%

EBITDA	2,494	1,793	39.1%	9,221	7,811	18.1%

Underlying EBITDA	2,281	2,033	12.2%	9,043	8,031	12.6%

EBITDA margin	58.0%	46.2%	11.8p.p.	55.7%	52.2%	3.5p.p.

Underlying EBITDA margin	53.1%	52.4%	0.7p.p.	54.7%	53.7%	1.0p.p.

Capex excl. licenses	534	836	(36.2%)	2,618	2,672	(2.0%)

LTM capex excl. licenses/revenue	15.8%	17.9%	(2.0p.p.)	15.8%	17.9%	(2.0p.p.)

Mobile

Total operating revenue	4,012	3,611	11.1%	15,411	13,908	10.8%

- of which mobile data	1,202	731	64.5%	4,103	2,429	68.9%

Customers (mln)	26.5	26.1	1.7%	-	-	-

- of which data customers (mln)	12.5	11.2	11.5%			-

ARPU (UAH)	49	45	9.1%	-	-	-

MOU (min)	589	565	4.3%	-	-	-

Data usage (MB/user)	1,091	553	97.2%	-	-	-

Fixed-line

Total operating revenue	285	270	5.4%	1,132	1,052	7.6%

Broadband revenue	170	156	9.3%	678	604	12.2%

Broadband customers (mln)	0.8	0.8	0.8%

Broadband ARPU (UAH)	70	64	8.6%

Kyivstar continued to deliver robust results in Q4 2017 and, in an increasingly competitive environment, the company remains the clear leader in both customer market share and NPS.

Total revenue increased by 10.7% year-on-year to UAH 4.3 billion in Q4 2017 while mobile service revenue grew by 10.7% to UAH 4.0 billion. This was driven by continued strong growth of mobile data revenue, which increased by 64.5% as a result of growing data usage, and successful marketing activities driven by the continued 3G network roll-out and data-centric tariffs. As a result, data consumption per user more than doubled in Q4 2017 compared to the same quarter in the previous year.

Kyivstar´s mobile customer base increased by 1.7% to 26.5 million in Q4 2017, while mobile ARPU continued to increase by 9.1% year-on-year to UAH 49.

Fixed-line service revenue increased by 5.4% to UAH 285 million, supported by broadband revenue which increased by 9.3% and which was driven primarily by the FMC launch. The fixed broadband customer base is stable year-on-year at 0.8 million and fixed broadband ARPU increased by 8.6% year-on-year to UAH 70.

EBITDA increased by 39.1% to UAH 2.5 billion in Q4 2017, representing an EBITDA margin of 58.0%. Underlying EBITDA, adjusted for regulatory provisions grew by 12.2% year-on-year, driven by higher revenue and cost efficiencies. Underlying EBITDA margin increased by 0.7 percentage points year on year to 53.1%.

Q4 2017 capex excluding licenses was UAH 534 million with an LTM capex excluding licenses to revenue ratio of 15.8% as Kyivstar continued to roll out its 3G network, reaching a population coverage of 74% up from 61% in the same quarter last year.

On 31 January 2018 Kyivstar secured one of three licenses to provide nationwide 4G/LTE services, subject to final regulatory approvals. Kyivstar will pay UAH 0.9 billion (approximately USD 32.2 million) for 2x15MHz in the 2600 MHz band.

FY 2017 18

UZBEKISTAN

UZS bln	4Q17	4Q16	YoY	FY17	FY16	YoY

Total revenue	628	518	21.3%	2,342	1,967	19.1%

Mobile service revenue	621	514	20.8%	2,323	1,953	18.9%

- of which mobile data	162	126	28.6%	585	452	29.4%

Fixed-line service revenue	4	3	26.3%	15	13	13.6%

EBITDA	267	328	(18.8%)	1,160	1,173	(1.1%)

Underlying EBITDA	287	289	(0.5%)	1,187	1,124	5.6%

EBITDA margin	42.5%	63.5%	(21.0p.p.)	49.5%	59.6%	(10.1p.p.)

Underlying EBITDA margin	45.7%	55.8%	(10.0p.p.)	50.7%	57.2%	(6.5p.p.)

Capex excl. licenses	120	289	(58.5%)	304	533	(42.9%)

LTM Capex excl. licenses/revenue	13.0%	27.1%	(14.1p.p.)	13.0%	27.1%	(14.1p.p.)

Mobile

Customers (mln)	9.7	9.5	1.9%

- of which mobile data customers (mln)	5.0	4.6	10.1%

ARPU (UZS)	21,672	17,925	20.9%

MOU (min)	574	568	1.1%

Data usage (MB/user)	649	330	96.3%

Unitel continued to report strong revenue growth, as the company´s tariffs were fixed at the foreign exchange rate of UZS 4,210 to the USD after the liberalization of the Uzbek som on 4 September 2017, which is a higher level compared to the prior year. Total revenue increased by 21.3% and mobile service revenue increased by 20.8% to UZS 621 billion, supported by successful marketing activities, increased revenues from interconnect services, value added services and mobile data. Mobile data traffic more than doubled and mobile data revenue increased by 28.6% year on year during the fourth quarter, driven by the continued high-speed data network roll-out, increased smartphone penetration and the launch of new bundled offerings. The overall customer base increased by 1.9% to 9.7 million during the fourth quarter.

Underlying EBITDA, which is adjusted for a reversal of a provision related to a court case of UZS 39.9 billion in Q4 2016, slightly decreased compared to the prior year and the underlying EBITDA margin was 45.7% in Q4 2017. The revenue growth was mainly offset by an increase in non-controllable costs, such as customer tax, interconnect costs, content costs, frequency fees and the negative impact from the currency liberalization. Customer costs increased as a result of an 83.3% growth in customer tax to UZS 2,750 per customer per month during Q4 2017. The customer tax increased further to UZS 4,000 per customer starting from January 2018. Adjusting for this negative effect, underlying EBITDA growth would have been 12.9% and underlying EBITDA margin for Q4 2017 would have been 5.9 percentage points higher at 51.6%.

Capex excluding licenses totalled UZS 120.1 billion and the capex excluding licenses to revenue ratio was 13.0% in 2017. The company continued to invest in its high-speed data networks, improving the 4G/LTE coverage in Tashkent and increasing the number of nationwide 3G sites by 60% year-on-year. Further improvements to the high-speed data networks will continue to be a priority for Unitel in 2018.

The Republican Radiofrequencies Council in Uzbekistan delayed the implementation of the decision to redistribute radio frequencies in Uzbekistan to April 2018. This will result in a reallocation of Unitel’s radio frequencies to other cellular communications providers in the market. The Company prepared the network for this conversion and is analyzing the effect of this measure, which might lead to increased investments in network capacity.

In December 2017, PJSC VimpelCom successfully repatriated a net amount of approximately USD 200 million from Unitel, its wholly owned subsidiary. The remaining cash and deposits balances as per year end 2017 in Uzbekistan are USD 147 million in Uzbek som.

FY 2017 19

ITALY JOINT VENTURE1

EUR million	4Q17	4Q16	YoY	2017	2016	YoY

Total revenue	1,556	1,749	(11.1%)	6,182	6,475	(4.5%)

Mobile service revenue	1,014	1,103	(8.1%)	4,179	4,367	(4.3%)

Fixed-line service revenue	272	279	(2.5%)	1,085	1,082	0.2%

EBITDA	526	551	(4.5%)	1,945	2,124	(8.4%)

EBITDA underlying[2]	592	611	(3.1%)	2,211	2,184	1.2%

EBITDA margin	33.8%	31.5%	2.3p.p.	31.5%	32.8%	(1.3p.p.)

EBITDA underlying[2] margin	38.1%	34.9%	3.2p.p.	35.8%	33.7%	2.1p.p.

Capex excl. licenses	515	404	27.6%	1,257	1,172	7.3%

LTM capex excl. licenses/revenue	20.3%	18.1%	2.2p.p.	20.3%	18.1%	2.2p.p.

Mobile

Total revenue	1,248	1,440	(13.3%)	4,996	5,338	(6.4%)

- of which mobile data	398	341	16.8%	1,508	1,329	13.4%

Customers (mln)	29.5	31.3	(5.8%)	29.5	31.3	(5.8%)

- of which data customers (mln)	19.3	19.5	(0.8%)	19.3	19.5	(0.8%)

ARPU (EUR)	11.2	11.4	(1.8%)	11.3	11.4	0.9%

MOU (min)	284	288	(1.4%)	272	280	(3.1%)

Fixed-line

Total revenue	307	309	(0.6%)	1,185	1,137	4.2%

Total voice customers (mln)	2.68	2.69	(0.4%)	2.68	2.69	(0.4%)

ARPU (EUR)	27.6	28.8	(4.3%)	27.9	27.6	1.3%

Broadband customers (mln)	2.36	2.31	2.3%	2.36	2.31	2.3%

Broadband ARPU (EUR)	21.1	22.3	(5.4%)	21.7	21.2	1.9%

[1]

The ‘’combined data’’ for Q4 2016 as well as 2016 FY, consists of the sum of the WIND Telecomunicazioni s.p.a. and H3G s.p.a. businesses results, respectively, for the three months ended 31 December 2016, prior to the merger of the two businesses. The Q4 2016 data related to H3G s.p.a. was obtained through due diligence performed as part of the merger process. The Company has included this “combined data” because it believes that financial information on the Wind Tre joint venture is relevant to its business and results for the financial quarter. Going forward, the Company expects to include financial information related to the Wind Tre joint venture in the publication of its financial results. It should be noted that the Company owns 50% of the Wind Tre joint venture, while the results above reflect the entire business

[2]	Q4 2017 underlying EBITDA before integration costs of ~EUR 66 million
[3]	2017 EBITDA before approx. EUR 266 million of integration costs

Wind Tre’s total revenue in Q4 2017 decreased by 11.1% to EUR 1.6 billion, driven by a 8.1% decline in mobile service revenue and lower mobile CPE (consumer premises equipment) revenue. The mobile service revenue decline was primarily due to continuing aggressive competition in the market, which resulted in a customer base decline of 5.8% to 29.5 million, together with impact from the new EU roaming regulation. The mobile CPE revenue decline was primarily due to lower volume of gross additions and a more selective mobile customer scoring, aimed at reducing bad debt, in line with the company’ shift of focus from volume to value.

Mobile data revenue continued to show solid growth year-on-year with a 16.8% increase, driven by stable data customer base, data ARPU growth of 7.9% and data usage which grew by 50% to approximately 4.1 GB per customer per month. In Q4 2017, mobile ARPU slightly declined to EUR 11.2, a 1.8% year-on-year erosion, all attributable to voice component.

Fixed-line service revenue slightly declined by 2.5% year on year, as the increases in direct and broadband customers of 2.0% and 2.3% respectively driven by the increased demand for ultra-broadband connections, were more than offset by the unfavourable comparison with Q4 2016, when some commercial initiatives were undertaken. In Q4 2017, the fixed-line direct customer base and the broadband customer base reached 2.5 million and 2.4 million respectively. Fixed and broadband ARPU slightly declined as a consequence of the abovementioned unfavourable YoY comparison.

Underlying EBITDA declined by 3.1% year-on-year in Q4 2017 to EUR 592 million, mainly due to service revenue erosion, partially offset by opex synergies of EUR 69 million, which led to an increase in the underlying EBITDA margin of 3.2 percentage points to 38.1%.

Capex in the quarter totalled EUR 515 million and was primarily focused on expanding capacity and coverage of the 4G/LTE network, as well as modernizing and merging the former WIND and Tre networks. To be noted that in the cities, Trieste and Agrigento, where the network modernization has been performed, network performances recorded are at the top.

FY 2017 20

The net leverage ratio (net debt/underlying EBITDA) was 4.4x at the end Q4 2017, primarily due to the payment of call premia and one-off costs related to the refinancing of the entire capital structure of Wind Tre. This refinancing not only improved the maturity profile of the company but is expected to substantially reduce future interest costs by an annual amount of approximately EUR 270 million.

During the year 2017, Wind Tre generated opex synergies of approximately EUR 167 million, on track with the targets disclosed at the time of the announcement of the Wind Tre joint venture.

FY 2017 21

CONFERENCE CALL INFORMATION

On 22 February 2018, VEON will also host a live presentation by senior management in London at 14.00 CET (13.00 GMT), which will simultaneously be made available through video webcast on its website and through the following dial-in numbers. The call and slide presentation may be accessed at http://www.veon.com

2.00pm CET investor and analyst conference call

US call-in number: +1 (646) 828 8143

Confirmation Code: 8795299

International call-in number: +44 (0) 330 336 9411

Confirmation Code: 8795299

The conference call replay and the slide presentation webcast will be available until 1 March 2018.

The slide presentation will also be available for download on VEON’s website.

Investor and analyst call replay

US Replay Number: +1 719 457 0820

Confirmation Code: 8795299

UK Replay Number: 0800 101 1153

Confirmation Code: 8795299

CONTACT INFORMATION

INVESTOR RELATIONS Richard James ir@veon.com	MEDIA AND PUBLIC RELATIONS Maria Piskunenko pr@veon.com

FY 2017 22

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including with respect to its transformation plan, among others; anticipated performance and guidance for 2018, including VEON’s ability to generate sufficient cash flow; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; the effect of the acquisition of additional spectrum on customer experience; and VEON’s ability to realize its targets and strategic initiatives in its various countries of operation. The forward-looking statements included in this release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of VEON’s products and services; continued volatility in the economies in VEON’s markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions and/or litigation with third parties; failure to realize the expected benefits of the Italy Joint Venture or the Warid transaction as expected or at all due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the anticipated synergies; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON´s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Non-IFRS measures are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

As of 7 November 2016, VEON Ltd. owns a 50% share of the Italy Joint Venture (with CK Hutchison owning the other 50%) and we account for this JV using the equity method as we do not have control. All information related to the Italy Joint Venture is the sole responsibility of the Italy Joint Venture’s management, and no information contained herein, including, but not limited to, the Italy Joint Venture’s financial and industry data, has been prepared by or on behalf of, or approved by, our management. As a result of this, we do not provide any reconciliations for non-IFRS measures for the Wind Tre Joint Venture. For further information on the Italy Joint Venture and its accounting treatment, see “Item 5— Operating and Financial Review and Prospects—Key Developments and Trends—Italy Joint Venture” “Explanatory Note—Accounting Treatment of our Historical WIND Business and the new Italy Joint Venture” and Note 6 to our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended 31 December 2016.

All non-IFRS measures disclosed further in this release (including, without limitation, EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin, EBIT, EBT, net debt, equity free cash flow, organic growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. In addition, we present certain information on a forward-looking basis (including, without limitation, the expected impact on revenue, EBITDA and equity free cash flow from the currency liberalization in Uzbekistan, the sale of the tower business in Pakistan (the “Deodar” transaction), the consolidation of the Euroset stores after completing the transaction ending the Euroset joint venture).

FY 2017 23

We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long - term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities.

FY 2017 24

ABOUT VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, with the ambition to lead the personal internet revolution for over 240 million customers it currently serves, and many others in the years to come.

Follow us:

on Twitter @veondigital

visit our blog @ blog.veon.com

go to our website @ http://www.veon.com

CONTENT OF THE ATTACHMENTS

Attachment A	VEON financial schedules	26

Attachment B	Debt overview	29

Attachment C	Customers	30

Attachment D	Definitions	30

Attachment E	Reconciliation tables	32
	Average rates and budget rates of functional currencies to USD

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook4Q2017.xls on VEON’s website at http://veon.com/Investor-relations/Reports—results/Results/.

FY 2017 25

ATTACHMENT A: VEON LTD FINANCIAL SCHEDULES

VEON LTD UNAUDITED CONSOLIDATED STATEMENT OF INCOME

USD million	4Q17	4Q16	FY17	FY16

Total operating revenues	2,320	2,354	9,474	8,885

of which other revenues	35	48	125	148

Operating expenses

Service costs, equipment and accessories	(543)	(527)	(2,139)	(1,985)

Selling, general and administrative expenses	(1,024)	(1,044)	(3,748)	(3,668)

Depreciation	(337)	(367)	(1,454)	(1,439)

Amortization	(133)	(142)	(537)	(497)

Impairment loss	(64)	(177)	(66)	(192)

Loss on disposals of non-current assets	(8)	(6)	(24)	(20)

Total operating expenses	(2,109)	(2,263)	(7,968)	(7,801)

Operating profit/(loss)	211	91	1,506	1,084

Finance costs	(262)	(219)	(935)	(830)

Finance income	25	23	95	69

Other non-operating (losses)/gains	15	(15)	(97)	(82)

Shares of (loss)/profit of associates and joint ventures	(156)	(22)	(522)	(51)

Net foreign exchange gain/ (loss)	(118)	53	71	(157)

(Loss)/profit before tax	(285)	(89)	(24)	347

Income tax expense	(93)	(269)	(472)	(635)

(Loss)/ profit from continued operations	(378)	(358)	(496)	(288)

Profit from discontinued operations	-	1,905	-	2,708

Profit/(loss) for the period	(378)	1,546	(496)	2,420

Non-controlling interest	(53)	(11)	(13)	92

The owners of the parent	(325)	1,557	(483)	2,328

FY 2017 26

VEON LTD UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

USD million	31 December 2017	30 September 2017	31 December 2016

Assets

Non-current assets

Property and equipment	6,097	6,115	6,719

Intangible assets	2,168	2,289	2,257

Goodwill	4,394	4,457	4,696

Investments in associates and joint ventures	1,921	2,059	2,179

Deferred tax asset	272	273	343

Income Tax advances, non-current	28	25	25

Financial assets	34	126	306

Other assets	199	192	118

Total non-current assets	15,113	15,536	16,643

Current assets
Inventories	72	93	125

Trade and other receivables	745	745	685

Other assets	394	390	439

Current income tax asset	230	161	169

Other financial assets	1,130	245	190

Cash and cash equivalents	1,304	2,565	2,942

Total current assets	3,875	4,199	4,550

Assets classified as held for sale	533	545	-

Total assets	19,521	20,280	21,193

Equity and liabilities

Equity

Equity attributable to equity owners of the parent	4,352	4,809	5,960

Non-controlling interests	425	329	83

Total equity	3,927	4,480	6,043

Non-current liabilities

Debt	9,951	9,911	7,632

Other financial liabilities	411	356	438

Provisions	116	134	148

Other liabilities	83	94	44

Deferred tax liability	376	259	331

Total non-current liabilities	10,937	10,754	8,593

Current liabilities

Trade and other payables	1,497	1,522	1,737

Dividends payable	26	22	7

Debt	1,151	1,525	2,856

Other financial liabilities	117	179	190

Other liabilities	1,346	1,276	1,236

Current income tax payable	48	54	57

Provisions	422	410	474

Total current liabilities	4,607	4,988	6,557

Liabilities associated with assets held for sale	50	58	-

Total equity and liabilities	19,521	20,280	21,193

FY 2017 27

VEON LTD UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW

USD million	4Q17	4Q16	FY17	FY16

Operating activities

Profit after tax	(378)	(359)	(496)	(288)

Income tax expenses	93	270	472	635

Profit/(loss) before tax	(285)	(89)	(24)	347

Non-cash adjustment to reconcile profit before tax to net operating cash flows:

Depreciation	337	367	1,454	1,439

Amortization	133	142	537	497

Impairment loss	64	177	66	192

Loss from disposal of non current assets	8	6	24	20

Finance income	(25)	(23)	(95)	(69)

Finance cost	262	219	935	830

Other non operating losses/(gains)	(15)	15	97	82

Net foreign exchange loss/(gain)	118	(53)	71	(157)

Share of loss of associates and joint ventures	156	(77)	412	(48)

Impairment of associates and joint ventures	-	99	110	99

Movements in provisions and pensions	(39)	122	(119)	(645)

Changes in working capital	122	(208)	197	(249)

Net interest paid	(264)	(222)	(834)	(789)

Net interest received	32	19	89	63

Income tax paid	(125)	(110)	(445)	(420)

Changes due to discontinued operations from operating activity	-	61	-	683

Net cash from/(used in) operating activities	479	445	2,475	1,875

Proceeds from sale of property and equipment	(6)	2	8	16

Proceeds from sale of intangible assets	-	(1)	-	(1)

Purchase of property, plant and equipment	(406)	(467)	(1,481)	(1,310)

Purchase of licenses	(19)	(47)	(359)	(165)

Purchase of other intangible assets	(53)	(35)	(197)	(176)

Outflow for loan granted	-	-	(2)	-

Inflow from loan granted	-	1	-	1

Inflows/(outflows) from financial assets	8	(19)	(99)	(87)

Inflows/(outflows) from deposits	(861)	(40)	(898)	19

Acquisition of a subsidiary, net of cash acquired	-	-	-	7

Proceeds from sales of share in subsidiaries, net of cash	12	(325)	12	(325)

Receipt of dividends	-	-	-	-

Discontinued operations in investing activity	-	(70)	-	(649)

Net cash from/(used in) investing activities	(1,326)	(1,001)	(3,016)	(2,671)

Net proceeds from exercise of share options	-	-	-	-

Acquisition of non-controlling interest	-	(7)	(259)	(5)

Gross proceeds from borrowings	949	16	6,249	1,913

Fees paid for the borrowings	(4)	-	(56)	(31)

Repayment of borrowings	(1,289)	(423)	(5,948)	(1,816)

Dividends paid to equity holders	-	(60)	(518)	(61)

Proceeds from sale of treasury stock	-	-	-	-

Dividends paid to non-controlling interests	(33)	-	(202)	(106)

Proceeds from sale of non-controlling interests	-	-	1	-

Discontinued operations in financing activity	-	-	-	(20)

Net cash from/(used in) financing activities	(377)	(474)	(733)	(126)

Net increase/(decrease) in cash and cash equivalents	(1,225)	(1,030)	(1,274)	(922)

Cash and cash equivalent at beginning of period	2,565	3,684	2,942	3,614

Net foreign exchange difference related to continued operations	(28)	(45)	(353)	(61)

Net foreign exchange difference related to discontinued operations	-	(6)	-	(3)

Cash and cash equivalent reclassified as Held for Sale at the beginning of the period	-	-	-	314

Cash and cash equivalent reclassified as Held for Sale at the end of the period	(9)	340	(11)	-

FY 2017 28

ATTACHMENT B: DEBT OVERVIEW

Type of debt/original lenders	Interest rate	Debt currency	Outstanding debt (million)	Outstanding debt (USD million)	Maturity date		Guarantor	Security
VEON Amsterdam B.V.
Loan from ING Bank N.V.	6 month LIBOR + 1.08%	USD	67	67	16.10.2023		EKN, VEON Holdings B.V.	None
Loan from China Development Bank Corporation	6 month LIBOR + 3.3%	USD	249	249	21.12.2020		PJSC VimpelCom	None
Loan from HSBC Bank plc	1.7200%	USD	159	159	31.07.2022		EKN, PJSC VimpelCom	None
VEON Holdings B.V.
Loan from CDB	5.7100%	CNY	424	65	23.09.2021		VEON Amsterdam B.V.	None
Loan from SberBank	10.0000%	RUB	95,000	1,649	19.05.2022		None	None
Loan from Alfa Bank	8.8000%	RUB	17,500	304	30.08.2022		None	None
Loan from VTB	8.7500%	RUB	30,000	521	30.08.2022		None	None
Loan from CCB	3 m EURIBOR +1.9%	EUR	100	120	10.11.2022		None	None
Syndicated Loan Facility (Term Loan)*	3m EURIBOR + 2.75%	EUR	527	632	16.02.2022		None	None
Syndicated Loan Facility (RCF)**	1m LIBOR +2.25%	USD	250	250	8.1.2018		None	None
Notes	9.0000%	RUB	12,000	208	13.02.2018		None	None
Notes	5.2000%	USD	571	571	13.02.2019		None	None
Notes	3.9500%	USD	600	600	16.06.2021		None	None
Notes	7.5043%	USD	628	628	01.03.2022		PJSC VimpelCom	None
Notes	5.9500%	USD	983	983	13.02.2023		None	None
Notes	4.9500%	USD	900	900	17.06.2024		None	None
PJSC VimpelCom
Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.1250%	USD	166	166	30.04.2018		None	None
Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.7480%	USD	377	377	02.02.2021		None	None
Other PJSC VimpelCom			81
GTH Finance B.V.
Notes	6.2500%	USD	500	500	26.04.2020		VEON Holdings B.V.	None
Notes	7.2500%	USD	700	700	26.04.2023		VEON Holdings B.V.	None

GTH SAE
Term Loan	1m LIBOR + 4.00%	USD	98	98	15.06.2018	***	International Wireless Communications Pakistan Ltd, Telecom Ventures Ltd	None

Pakistan Mobile Communications Limited (“PMCL”)
Sukuk Certificates	3 months KIBOR + 0.88%	PKR	4,600	42	20.12.2019		None	Certain assets of the borrower
Loan from Habib Bank Limited	6 months KIBOR + 0.90%	PKR	4,000	36	23.12.2020		None	Certain assets of the borrower
Loan from ING Bank N.V.	6 month LIBOR plus 1.9%	USD	212	212	31.12.2020		EKN	Certain assets of the borrower
Loan from MCB Bank Limited	6 months KIBOR + 0.8%	PKR	16,000	145	23.12.2020		None	Certain assets of the borrower
Loan from Habib Bank Limited	6 months KIBOR + 0.35%	PKR	5,000	45	29.06.2022		None	Certain assets of the borrower
Loan from Habib Bank Limited	6.0000%	PKR	5,818	53	31.12.2023		None	Certain assets of the borrower
Loan from Habib Bank Limited	6.0000%	PKR	3,856	35	31.12.2023		None	Certain assets of the borrower
Syndicated loan via MCB Bank Limited	6 months KIBOR + 0.35%	PKR	17,000	154	29.06.2022		None	Certain assets of the borrower
Other Pakistan Mobile Communications Limited (“PMCL”)				111
Banglalink Digital Communications Ltd. (“BDC”)
Senior Notes	8.63%	USD	300	300	06.05.2019		None	None
Optimum Telecom Algeria SpA
Syndicated Loan Facility	Bank of Algeria Re-Discount Rate + 2.0%	DZD	15,000	131	16.12.2019		Omnium Telecom Algérie S.p.A.	Certain assets of the borrower
Other loans, equipment financing and capital lease obligations				11

***This facility was extended to 15 June 2018 on 8 December 2017.

FY 2017 29

ATTACHMENT C: CUSTOMERS

	Mobile			Fixed-line broadband
million	4Q17	4Q16	YoY	4Q17	4Q16	YoY

Russia	58.2	58.3	(0.3%)	2.2	2.2	2.8%

Pakistan	53.6	51.6	4.0%

Algeria	15.0	16.3	(8.0%)

Bangladesh	31.3	30.4	3.2%

Ukraine	26.5	26.1	1.7%	0.8	0.8	0.8%

Uzbekistan	9.7	9.5	1.9%

Other	16.2	15.3	5.9%

Total consolidated	210.5	207.5	1.4%	3.4	3.3	3.7%

Italy	29.5	31.3	(5.8%)	2.4	2.3	2.2%

Total	240.0	238.8	0.5%	5.8	5.6	2.7%

Note: In Russia Fixed line and mobile customers have been restated in 2016 to align them with Group accounting policies

ATTACHMENT D: DEFINITIONS

ARPU (Average Revenue per User) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile customers during the period and dividing by the number of months in that period. Wind Tre defines mobile ARPU as the measure of the sum of the mobile revenue in the period divided by the average number of mobile customers in the period (the average of each month’s average number of mobile customers (calculated as the average of the total number of mobile customers at the beginning of the month and the total number of mobile customers at the end of the month) divided by the number of months in that period.

Mobile data customers are mobile customers who have engaged in revenue generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Wind Tre measures mobile data customers based on the number of active contracts signed and includes customers who have performed at least one mobile Internet event during the previous month. For Algeria, mobile data customers are 3G customers who have performed at least one mobile data event on the 3G network during the previous four months.

Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, licenses, software, other long-lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

Capital expenditures (capex) excluding licenses is calculated as capex, excluding purchases of new spectrum licenses.

EBIT or Operating Profit is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment E below.

Adjusted EBITDA (called EBITDA in this document) is a non-IFRS financial measure. VEON calculates Adjusted EBITDA as (loss)/profit before tax before depreciation, amortization, loss from disposal of non-current assets and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its segments except for Russia. Our Adjusted EBITDA may be used to evaluate our performance against other telecommunications companies that provide EBITDA.

Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment E below.

EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage.

FY 2017 30

Underlying EBITDA is calculated as EBITDA excluding exceptional items consisting of transformation costs and other one-off items.

Gross Debt is calculated as the sum of long term notional debt and short-term notional debt.

Equity Free Cash Flow is derived from consolidated statements of cash flows and is cash flow before financing activities; net cash from operating activities less net cash used in investing activities. Reconciliation to the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment E below.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

MBOU (Megabyte of use) is calculated by dividing the total data traffic by the average mobile data customers during the period.

MFS (Mobile financial services) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone.

MNP (Mobile number portability) is a facility provided by telecommunications operators, which enables customers to keep their telephone numbers when they change operators.

Mobile customers are generally customers in the registered customer base as at a given measurement date who engaged in a revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”)

MOU (Monthly Average Minutes of Use per User) measures the monthly average minutes of voice service use per mobile customer. We generally calculate mobile MOU by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile customers during the period and dividing by the number of months in that period. For our business in Italy, we calculate mobile MOU as the sum of the total traffic (in minutes) in a certain period divided by the average number of customers for the period (the average of each month’s average number of customers (calculated as the average of the total number of customers at the beginning of the month and the total number of customers at the end of the month)) divided by the number of months in that period.

Net debt is a non-IFRS financial measure and is calculated as the sum of interest bearing long-term notional debt and short-term notional debt minus cash and cash equivalents, long-term and short-term deposits. The Company believes that net debt provides useful information to investors because it shows the amount of notional debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, VEON’s share in net (loss)/gain of associates and Other (expense)/income (primarily (losses)/gains from derivative instruments) and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions.

NPS (Net Promoter Score) is the methodology VEON uses to measure customer satisfaction.

Organic growth in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions.

Reportable segments: the Company identified Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan and HQ based on the business activities in different geographical areas.

FY 2017 31

ATTACHMENT E: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA

USD mln	4Q17	4Q16	FY17	FY16 reported
Unaudited

EBITDA	753	783	3,587	3,232

Depreciation	(337)	(367)	(1,454)	(1,439)

Amortization	(133)	(142)	(537)	(497)

Impairment loss	(64)	(177)	(66)	(192)

Loss on disposals of non-current assets	(8)	(6)	(24)	(20)

Operating profit	211	91	1,506	1,084

Financial Income and Expenses	(237)	(196)	(840)	(761)

- including finance income	25	23	95	69

- including finance costs	(262)	(219)	(935)	(830)

Net foreign exchange (loss)/gain and others	(259)	16	(690)	24

- including Other non-operating (losses)/gains	15	(15)	(97)	(82)

- including Shares of loss of associates and joint ventures accounted for using the equity method, including impairments of JV and associates	(156)	(22)	(522)	(51)

- including Net foreign exchange gain	(118)	53	(71)	157

Profit before tax	(285)	(89)	(24)	347

Income tax expense	(93)	(270)	(472)	(635)

Profit from discontinued operations	—	1,905	—	2,708

Profit/(loss) for the period	(378)	1,546	(496)	2,420

Profit/(Loss) for the period attributable to non-controlling interest	52	11	13	(92)

Profit/(loss) for the year attributable to the owners of the parent	(325)	1,557	(483)	2,328

RECONCILIATION OF CONSOLIDATED REPORTED AND UNDERLYING EBITDA

USD mln, unaudited	4Q17	4Q16	FY17	FY16 pro-forma Warid
EBITDA	753	783	3,587	3,268

One off vendor adjustment	—	—	(106)	—
Performance transformation and other costs, of which	58	66	184	245

HQ and Other	38	29	142	156

Russia	3	1	5	11

Emerging Markets	17	36	37	78

Other exceptionals	3	61	9	104

Underlying EBITDA	814	910	3,675	3,617

Note: Q2 2016 one-offs have changed to USD 118 million from USD 116 million after reclassification of Opex expenses in 2016

FY 2017 32

RECONCILIATION OF CAPEX

USD mln unaudited	4Q17	4Q16	FY17	FY16

Cash paid for purchase of property, plant and equipment and intangible assets	478	548	2,037	1,651

Net difference between timing of recognition and payments for purchase of property, plant and equipment and intangible assets	(5)	221	(246)	90

Capital expenditures	473	770	1,791	1,741

Less capital expenditures in licenses	(8)	(16)	(332)	(148)

Capital expenditures excl. licenses	466	754	1,459	1,593

RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES

	4Q17 vs 4Q16
	Total Revenue			EBITDA
	Organic	Forex & other	Reported	Organic	Forex & other	Reported

Russia	0.4%	8.0%	8.4%	(4.9%)	7.5%	2.6%

Pakistan	4.2%	(1.6%)	2.6%	36.5%	(2.0%)	34.5%

Algeria	(9.9%)	(3.3%)	13.1%	(24.1%)	(2.8%)	(26.8%)

Bangladesh	(9.5%)	(4.1%)	(13.6%)	(10.5%)	(4.1%)	(14.5%)

Ukraine	10.7%	(4.4%)	6.3%	39.1%	(5.9%)	33.2%

Uzbekistan	21.3%	(74.3%)	(52.9%)	(18.8%)	(49.7%)	(68.4%)

Total	1.2%	(2.6%)	(1.4%)	0.4%	(4.2%)	(3.8%)

	FY17 vs FY16
	Total Revenue			EBITDA
	Organic	Forex & other	Reported	Organic	Forex & other	Reported

Russia	1.1%	14.4%	15.4%	(0.4%)	14.1%	13.6%

Pakistan	5.9%	11.9%	17.8%	30.5%	8.3%	38.8%

Algeria	(10.8%)	(1.2%)	(12.0%)	(21.1%)	(1.0%)	(22.7%)

Bangladesh	(4.6%)	(2.9%)	(7.5%)	(10.1%)	(2.7%)	(12.8%)

Ukraine	10.6%	(4.3%)	6.2%	18.1%	(4.8%)	13.2%

Uzbekistan	19.1%	(41.7%)	(22.6%)	(1.1%)	(32.8%)	(33.9%)

Total	1.9%	4.7%	6.6%	7.5%	3.5%	11.0%

RECONCILIATION OF VEON CONSOLIDATED NET DEBT

USD mln	31 December 2017	30 September 2017	30 June 2017

Net debt	8,741	8,672	8,403

Cash and cash equivalents	1,304	2,565	2,873

Long - term and short-term deposits	70	199	348

Cash pledged as collateral for the Mandatory Tender Offer	987	—	—

Gross debt	11,102	11,437	11,624

Interest accrued related to financial liabilities	130	179	146

Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(34)	(34)	(36)

Derivatives not designated as hedges	310	311	309

Derivatives designated as hedges	60	40	33

Other financial liabilities	62	38	76

Total other financial liabilities	11,630	11,971	12,153

FY 2017 33

RECONCILIATION OF REPORTED CASH FLOW FROM CONTINUED OPERATIONS AND UNDERLYING EQUITY FREE CASH FLOW EXCLUDING LICENSES

USD million	4Q17	4Q16	FY17	FY16
Net cash from operating activities from continued operations	479	384	2,475	1,192

Exceptional items:

One off vendor adjustment	-	-	(66)	-

PT costs	58	66	179	255

Settlement with DOJ/SEC/OM Investigation	-	-	-	795

IRAQNA provision	-	-	69	-

WHT on licence in Pakistan	-	-	30

Proceeds from sale of shares in subsdiaries		325		325

Other	19	-	41	33

Underlying net cash flow from operating activities	555	775	2,728	2,601

Net cash used in investing activities from continued operations	(1,325)	(931)	(3,016)	(2,021)

Adjustments:

Deposits & Financial assets	(853)	(59)	(997)	(68)

Purchase of license and other	(19)	(47)	(359)	(165)

Underlying net cash flow used in investing activities	(453)	(825)	(1,660)	(1,788)

Underlying Equity Free Cash Flow excluding licenses	101	(50)	1,067	812

RECONCILIATION OF EQUITY FREE CASH FLOW (NEW DEFINITION FOR GUIDANCE 2018) TO UNDERLYING EQUITY FREE CASH FLOW EXCLUDING LICENSES

USD million	FY17	FY16	YoY

EBITDA	3,587	3,232	11.0%

Changes in working capital	197	(249)	(179.1%	)

Movements in provision	(119)	(645)	(81.6%	)

Net interest paid received	(745)	(726)	2.6%

Income tax paid	(445)	(420)	6.0%

Cash flow from operating activities (excl.discontinued operations)	2,475	1,192	107.6%

Capex excl.licenses	(1,460)	(1,593)	(8.4%	)

Working capital related to Capex excl. license	(218)	107	(304.1%	)

Proceeds from sale of PPE	8	15	(46.7%	)

Equity Free Cash Flow	804	(278)	n.m.

Purchase of licenses	(359)	(165)	n.m.

Other investing activities	(987)	(386)	155.7%

Cash Flow before financing	(542)	(830)	(34.7%	)

Exceptional cash flow items	263	1,091	(75.9%	)

Underlying Equity Free Cash Flow	1,067	813	31.2%

FY 2017 34

RECONCILIATION OF REPORTED AND PRO-FORMA WARID INCOME STATEMENT FOR FY 2016

USD million	FY16 reported	Warid incl. intercompany eliminations	FY16 pro-forma

Total revenue	8,885	155	9,040

Service revenue	8,553	147	8,700

EBITDA	3,232	36	3,268

EBITDA margin	36.4%	-0.2%	36.1%

Depreciation, amortization, impairments and other	(2,148)	(56)	(2,204)

Operating profit	1,084	(21)	1,063

Financial income and expenses	(761)	(15)	(776)

Net foreign exchange (loss)/gain and others	75	5	80

Share of profit/(loss) of joint ventures and associates	48	(99)	(51)

Impairment of JV and associates	(99)	99	-

Profit/(loss) before tax	347	(31)	316

Income tax expense	(635)	(4)	(639)

Profit/(loss) from continued operations	(288)	(35)	(323)

Profit/(loss) from discontinued operations	2,708	-	2,708

Profit for the period attributable to VEON shareholders	2,328	(34)	2,294

RECONCILIATION OF WIND TRE JOINT VENTURE REPORTED NET RESULT TO VEON’S SHARE OF PROFIT/(LOSS) FROM JV AND ASSOCIATES

USD mln	4Q17	FY17

Italy JV reported net result	1,278	(3,054)

50% of Italy JV reported net result	(639)	(1,527)

D&A - PPA adjustment	213	850

Financing - PPA adjustment	287	287

Other PPA adjustmnet	(17)	-

Total PPA adjustment	483	1,137

VEON share of profit/(loss) from JV and associates	(156)	(390)

FY 2017 35

EBITDA RECONCILIATION FOR COUNTRY

Q4 2017

	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated
USD mln
Underlying EBITDA	440	182	100	47	85	36	(93)	17	814
Execptional costs	10	9	8	(0)	(8)	2	32	6	61

EBITDA	430	173	92	47	92	33	(125)	11	753
Less
Depreciation	(206)	(33)	(22)	(27)	(13)	(7)	(1)	(28)	(337)
Amortization	(39)	(35)	(27)	(10)	(10)	(0)	(3)	(9)	(133)
Impairment loss	(14)	(23)	3	(1)	1	-	-	(30)	(64)
Loss on disposals of non-current assets	(5)	(1)	0	(1)	1	(0)	-	(1)	(7)

Operating profit	165	82	46	8	70	26	(128)	(58)	211

Q4 2016

	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated
USD mln
Underlying EBITDA	420	149	127	65	78	92	(71)	48	910
Execptional costs	1	20	2	10	9	(12)	21	77	127

EBITDA	419	129	125	55	69	105	(92)	(27)	783
Less
Depreciation	(183)	(37)	(33)	(46)	(20)	(15)	(1)	(31)	(367)
Amortization	(39)	(22)	(32)	(10)	(27)	(2)	(1)	(9)	(142)
Impairment loss	(17)	(4)	(2)	(3)	4	-	-	(155)	(177)
Loss on disposals of non-current assets	(7)	1	0	(0)	(0)	1	-	(1)	(6)

Operating profit	173	67	58	(4)	25	89	(94)	(224)	91

FY 2017 36

FY 2017

	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated
USD mln
Underlying EBITDA	1,801	730	435	234	340	266	(314)	182	3,675
Execptional costs	13	27	9	1	(6)	4	10	30	88

EBITDA	1,788	703	426	233	347	261	(325)	154	3,587
Less
Depreciation	(813)	(186)	(104)	(128)	(55)	(49)	(2)	(118)	(1,454)
Amortization	(157)	(134)	(113)	(40)	(45)	(4)	(8)	(35)	(537)
Impairment loss	(18)	(23)	3	(1)	1	-	-	(28)	(66)
Loss on disposals of non-current assets	(23)	2	0	(9)	4	5	-	(4)	(24)

Operating profit	778	362	212	56	252	214	(335)	(32)	1,506

FY 2016

	Russia	Pakistan	Algeria	Bangladesh	Ukraine	Uzbekistan	HQ	Other	VEON Consolidated pro-forma Warid
USD mln
Underlying EBITDA	1,585	588	562	288	315	379	(278)	179	3,617
Execptional costs	11	45	15	20	8	(16)	144	122	349

EBITDA	1,574	542	547	267	306	395	(422)	58	3,268
Less
Depreciation	(688)	(253)	(107)	(139)	(106)	(59)	(3)	(134)	(1,491)
Amortization	(129)	(79)	(151)	(40)	(60)	(11)	(4)	(27)	(502)
Impairment loss	(20)	(4)	(2)	(6)	2	0	-	(163)	(192)
Loss on disposals of non-current assets	(18)	4	(0)	(0)	(1)	(1)	-	(4)	(20)

Operating profit	719	210	287	81	142	324	(428)	(271)	1,064

FY 2017 37

RATES OF FUNCTIONAL CURRENCIES TO USD1

	Target rates	Average rates			Average rates			Closing rates
	2018	4Q17	4Q16	YoY	FY17	FY16	YoY	4Q17	4Q16	YoY

Russian Ruble	60	58.41	63.07	(7.4%)	58.35	67.03	(13.0%)	57.60	60.66	(5.0%)

Euro	0.8	0.85	0.93	(8.5%)	0.89	0.90	(1.9%)	0.83	0.95	(12.4%)

Algerian Dinar	110	114.77	110.58	3.8%	110.92	109.43	1.4%	114.76	110.40	4.0%

Pakistan Rupee	105	106.42	104.78	1.6%	105.35	104.72	0.6%	110.70	104.37	6.1%

Bangladeshi Taka	79	82.32	78.62	4.7%	80.88	78.44	3.1%	82.69	78.92	4.8%

Ukrainian Hryvnia	27	26.96	25.89	4.1%	26.59	25.55	4.1%	28.07	27.19	3.2%

Kazakh Tenge	340	334.40	335.07	(0.2%)	326.08	341.76	(4.6%)	332.33	333.29	(0.3%)

Uzbekistan Som	8,748	8,079.91	3,129.4	158.2%	5,121.14	2,965.66	72.7%	8,120.07	3,231.5	151.3%

Armenian Dram	480	483.10	478.84	0.9%	482.68	480.45	0.5%	484.10	483.94	0.0%

Kyrgyz Som	70	69.22	68.83	0.6%	68.87	69.90	(1.5%)	68.84	69.23	(0.6%)

Georgian Lari	2.4	2.59	2.50	3.9%	2.51	2.37	6.0%	2.59	2.65	(2.1%)

1 Functional currency in Tajikistan is USD

FY 2017 38

Veon
FY 2017 results and business update
London, 22 February 2018

This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including with respect to its transformation plan, among others; anticipated performance and guidance for 2018, including VEON’s ability to generate sufficient cash flow; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; the effect of the acquisition of additional spectrum on customer experience; and VEON’s ability to realize its targets and strategic initiatives in its various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of VEON’s products and services; continued volatility in the economies in VEON’s markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions and/or litigation with third parties; failure to realize the expected benefits of the Italy Joint Venture or the Warid transaction as expected or at all due to, among other things, the parties’ inability to successfully implement integration strategies or otherwise realize the anticipated synergies; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON´s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this presentation be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Non-IFRS measures are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. As of 7 November 2016, VEON Ltd. owns a 50% share of the Italy Joint Venture (with CK Hutchison owning the other 50%) and we account for this JV using the equity method as we do not have control. All information related to the Italy Joint Venture is the sole responsibility of the Italy Joint Venture’s management, and no information contained herein, including, but not limited to, the Italy Joint Venture’s financial and industry data, has been prepared by or on behalf of, or approved by, our management. As a result of this, we do not provide any reconciliations for non-IFRS measures for the Wind Tre Joint Venture. For further information on the Italy Joint Venture and its accounting treatment, see “Item 5—Operating and Financial Review and Prospects—Key Developments and Trends—Italy Joint Venture” “Explanatory Note—Accounting Treatment of our Historical WIND Business and the new Italy Joint Venture” and Note 6 to our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended 31 December 2016. All non-IFRS measures disclosed further in this presentation (including, without limitation, EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin, EBIT, EBT, net debt, equity free cash flow, organic growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. In addition, we present certain information on a forward-looking basis (including, without limitation, the expected impact on revenue, EBITDA and equity free cash flow from the currency liberalization in Uzbekistan, the sale of the tower business in Pakistan (the “Deodar” transaction), the consolidation of the Euroset stores after completing the transaction ending the Euroset joint venture). We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long - term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities. Disclaimer FY 2017 RESULTS

Opening Agenda Richard James - Head of IR 2017 Achievements & 2017 strategic priorities Jean-Yves Charlier - CEO Financial results and targets Trond Westlie - CFO Russia Update Kjell Johnsen – Head of Major Markets Italy update Jeffrey Hedberg - CEO Italy JV Final remarks Jean-Yves Charlier - CEO BREAK - 20 MINUTES Q&A - 40 MINUTES REFRESHMENTS FY 2017 RESULTS

Total revenue increased by 6.6% YoY; 1.9% YoY organic growth Mobile data revenue increased by 30.2% YoY; 25.7% YoY organic growth Reported EBITDA increased 11.0% YoY to USD 3,587 million (7.5% YoY organic growth), benefiting from revenue growth, exceptional cost reduction from a one-off adjustment to a vendor agreement in Q3 2017 and less transformation costs in 2017 Underlying EBITDA margin organically decreased 0.9 p.p. YoY due to a margin decrease in Russia, Algeria and Bangladesh Capex excl. licenses decreased by 8.4% YoY, resulting in 15.4% capex to revenue, closer to 15% FY 2017 underlying equity free cash flow excluding licenses increased to USD 1,067 million Final dividend of US 17 cents, totaling FY 2017 dividends to US 28 cents FY 2017: good results leading to US 28 cents total dividend 38.8% - 0.9 p.p. organic1 YoY - 1.5 p.p. reported YoY Capex excl. licenses (USD bILLION) 1.5 -8.4% reported YoY LTM capex/revenue: 15.4% Underlying equity free cash flow excluding licenSes3 (USD bILLION) 1.1 Total revenue (USD billion) 9.5 +1.9% organic1 YoY +6.6% reported YoY Underlying EBITDA margin2 (%) 1 Revenue and EBITDA organic growth are non-IFRS financial measures that exclude the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions 2 Underlying EBITDA excludes exceptional items in Q4 2016 consisting of performance transformation costs of USD 66 million and other exceptional items of USD 61 million, totalling USD 127 million. Exceptional items in Q4 2017 consists of performance transformation costs of USD 58 million and other exceptional items of USD 3 million, totalling USD 61 million 3 Underlying equity free cash flow excluding licenses is defined as free cash flow from operating activities less free cash flow used in investing activities, excluding M&A transactions, transformation costs, inflow/outflow of deposits, financial assets and other one-off items FY 2017 RESULTS

Strategic framework to transform VEON Delivering robust underlying equity free cash flow growth, to underpin sustainable and progressive dividends REINVENTING A GLOBAL COMMUNICATIONS PIONEER Reinvent REVITALIZING OUR BUSINESS TO ACHIEVE WORLD CLASS STANDARDS Revitalize FY 2017 RESULTS

Strategic framework delivering solid growth in underlying equity free cash flow and dividends

VEON

USD MILLION

TOTAL REVENUE[1]


+6.6% YoY reported
+1.9% YoY organically
9,606
9,040
9,474
FY15
FY16
FY17

DATA REVENUE[1]


+30.2% YoY reported
+25.7% YoY organically
1,232
1,438
1,856
FY15
FY16
FY17

REPORTED EBITDA[1]


+11.0% YoY reported
+7.5% YoY organically
2,875
3,268
3,587
FY15
FY16
FY17

CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE[1] (%)


-8.4% YoY reported
1,779
1,623
1,460
FY15
FY16
FY17

UNDERLYING EFCF[2]


+31.4% YoY reported
568
812
1,067
FY15
FY16
FY17

DIVIDENDS (*DPS*)


+21.7% YoY
US 3.5c
US 23c
US 28c
61
404
492
FY15
FY16
FY17

[1] FY 2016 results assume full year consolidation of Warid

[2] Underlying equity free cash flow excluding licenses is defined as free cash flow from operating activities less free cash flow used in investing activities, excluding M&A transactions, transformation costs, inflow/outflow of deposits, financial assets and other one-off items. In 2015 the reported UEFCF was USD 40 million. Due to change of definition, the Underlying Equity Free Cash Flow was adjusted accordingly

FY 2017 RESULTS
6

Revitalizing our business: significant progress in 2017

VEON



WORLD CLASS OPERATIONS

- Substantial increase in free float to 29.2% and dual listing on Euronext Amsterdam
- Capital structure improvements and Wind Tre successful refinancing
- Strong corporate governance with appointment of Ursula Burns as chairman and with majority of unaffiliated directors
- Continued strengthening of the compliance and control environment



CONSOLIDATING OUR PORTFOLIO & CREATING AN ASSET LIGHT MODEL

- GTH share buy back and mandatory cash tender offer
- Agreement to sell Pakistan tower business for USD 940 million
- Transaction to upstream USD 200 million of cash from Uzbekistan following currency liberalization
- Disposal of non-strategic assets; Laos



ACCELERATING GROWTH SEGMENTS

- Mobile data revenue organic growth of 25.7% year on year
- B2B revenue organic growth of 3.9% year on year
- FMC revenue organic growth of 265% year on year
- Consolidation of monobrand strategy in Russia with Euroset transaction
- Forthcoming 4G/LTE launches in Ukraine and Bangladesh and stronger spectrum portfolios in Bangladesh, Pakistan and Ukraine
- Turnaround plans in Algeria and Bangladesh



TRANSFORMING THE COST BASE

- Successful capex reduction program, with a capex ratio reduced to 15.4% in 2017 (2014: 21.0%; 2015: 18.5%; 2016: 17.9%)
- Reduction in cost base funding the new digital initiatives
- Consolidation of purchasing on a global basis
- Consolidation of wholesale services on a global basis into a new division (VEON Wholesale Services)

FY 2017 RESULTS

7

Portfolio update

VEON



Ukraine: sustained robust performance with solid margin expansion; 4G/LTE spectrum investment to further strengthen market position

Russia: continued growth in mobile business driven by data-centric pricing initiatives, VEON launch, EBITDA margin impact due to Euroset store integration

Kazakhstan: Market dynamics improving, mobile data customer growth accelerating, driven by data centric pricing initiatives. Growing mobile and fixed line revenue, leading in NPS and strengthening market share

Italy: competitive pressure hitting top-line, network modernization as well as merger synergies well on track and refinancing successfully completed

Pakistan: continued top-line growth and margin expansion; network integration completed, providing 3G and 4G/LTE to all customers

Algeria: data pricing competition continues, challenging macro environment, operational turnaround gaining traction on the basis of 4G/LTE leadership

Bangladesh: market pressure continues to impact financial results, network and spectrum investments paving the way for turnaround

Uzbekistan: continued strong top-line growth with tax pressures impacting EBITDA margin; successful repatriation of ~USD 200 million of cash

FY 2017 RESULTS

8

Algeria

Strategic plan to turnaround the business in difficult macro-economic environment and complex regulatory framework



REGULATORY

- Creating a level playing field for Djezzy
- Last major regulatory issue with MTR symmetry – partial symmety since November 2017
- Need to create a modern regulatory framework including network sharing



NETWORK & SPECTRUM

- Challenge to build a leading network reflecting Djezzy's strong market position now complete
- 3G network coverage above 75% of population
- Leading 4G/LTE network with over 25% population coverage



COMMERCIAL

- New simplified offers and data monetization initiatives in place, fixing past commercial challenges and re-energizing the brand
- Roll-out of 52 new flaship stores in 2017, increasing the monobrand footprint by 50%
- Strong focus on B2B resulting in 7% YoY growth



MANAGEMENT

- Strong management team now in place led by Matthieu Galvani
- All key executive positions in place
- Reduced on average 6 management layers leading to a much more agile and efficient organization



COST

- Performance transformation initiatives have allowed for EBITDA underlying margin to remain solid at 47.5% in FY 2017 (46.7% in Q4)
- Workforce reduced by 25% since 2015 (from 4,000 to 3,000 FTEs)
- New digital IT infrastructure outsourced to Ericsson in 2018



DIGITAL

- Djezzy selfcare app reached #1 downloaded app position on Play Store in Algeria with a 4.1 rating
- DMP platform launched in 2017
- New DBSS platform to be launched in April 2018 which is expected to bring simplification, agility, time to market, competitive speed and better customer service

FY 2017 RESULTS
9

Bangladesh

Strategic plan to turnaround the #3 player



REGULATORY

- Need to create a modern regulatory framework, including network sharing and tower disposals
- Regulatory framework to address the dominant market position



NETWORK & SPECTRUM

- Addressing the network quality and performance issues through significant investments and upgrades
- Strengthened the spectrum portfolio by acquiring 5 Mhz in 2100 band and 5.6 MHz in the 1800 band, doubling capacity on 3G and launching 4G/LTE in 2018; total investments ~USD 345 million[1]



COMMERCIAL

- Positioning Banglalink as the digital attacker brand
- Launched new simplified offers and value proposition
- Specific regional sub-strategies
- Revamped distribution network with 50% more points of sale



MANAGEMENT

- Strong management team in place led by Erik Aas
- All key executive positions in place
- Agile organization, with several management layers eliminated



COST

- Performance transformation initiatives enabled underlying EBITDA margin to remain at 40.7% in FY 2017 (35.8% in Q4)
- Workforce reduced by 47% since 2016



DIGITAL

- DMP platform launched in 2017
- DBSS launch planned for end of 2018
- Significant focus on self care app and customer experience

[1] Including ~USD 308.6 million for the spectrum, ~USD 35.0 million to convert the existing spectrum to technology neutral and ~USD 1.2 million to acquire the 4G/LTE license

FY 2017 RESULTS
10

FY 2017 RESULTS Update on the GTH Mandatory Tender Offer The GTH Mandatory Tender Offer remains subject to approval by the Egyptian Authorities VEON has taken all actions required for such approval and the matter is currently held up in connection with disputed GTH taxes Our desire is to find a path forward with the Egyptian Authorities and we are considering all options

VEON is fully committed to its digital transformation agenda FY 2017 RESULTS Transforming the brick & mortar to a digital business model from the customer touch points to the back-end systems Developing new digital services through an integrated messaging and marketplace platform STRATEGIC OBJECTIVES VEON engagement platform Data management platform (DMP) Digital Business Support System (DBSS) Enterprise Support System (ESS) Network virtualization STRATEGIC INITIATIVES REINVENT

FY 2017 RESULTS VEON platform strategy Re-engage with users Counter cannibalization in core communication services by OTTs Differentiate with content, offers, and ”free” Monetize with partners (global brands, small businesses/ local, influencers/ celebrities) through ”official accounts” MESSAGING MARKETPLACE Illustrative example

FY 2017 RESULTS VEON highlights 2017 Illustrative example 2.7 million downloads in Pakistan in less than 90 days Messaging in Georgia In-App offers in Russia 8.3 million downloads Over 3 million Monthly Active Users Content & In-App offers in Pakistan

>200 PARTNERSHIPS SIGNED 120 Content Partnerships 97 Offer Partnerships 28 Payment Partnerships Terms with over 100 new partners agreed FY 2017 RESULTS

Digitizing the core in a systematic and innovative manner Administrative systems & processes Customer-facing systems & processes network & IT systems AND processes FY 2017 RESULTS

Digitizing the core: focusing on both customer-facing & core systems Administrative systems & processes Customer-facing systems & processes network & IT systems AND processes New channels Improved self-service Near-real-time response Clean-sheeting the whole customer journey Making our networks 4G/LTE and 5G ready Revamping the core BSS and IT systems New ERP platform on a global basis Elevating Cyber-Security FY 2017 RESULTS

VEON’s technology initiatives are tightly interlinked NEW DIGITAL BSS DATA ANALYTICS AND AI (DMP) CLOUD ERP (ESS) INTEGRATED CUSTOMER CHANNELS AND PARTNER API’s VIRTUALIZED NETWORK DATA DATA DATA DATA DATA DATA DATA Global cyber security layer Scalable multi-purpose infrastructure FY 2017 RESULTS

VEON’s data analytics and AI (DMP) FY 2017 RESULTS Introduce data-driven decision making in every business process Elevate 360-degree customer insights to world-class standards Drive financial results through customer and network analytics Greater customer personalization resulting in better customer engagement and satisfaction Ideal platform to leverage partnership strategy for the VEON platform through quality of data insights Establishing 1% EBITDA impact in mid-term Raising operational efficiency (e.g., retail profitability) to the next level Optimizing the skill footprint by creating specialist Hubs Smart CAPEX planning introduced in major markets DMP platforms implemented in all operations, and Hubs created in Pakistan, Russia and Ukraine Over USD 200 million of incremental revenue generated through personalized offers1 KEY OBJECTIVES EXPECTED IMPACT INITIAL MILESTONES & RESULTS 1Additional revenue generated in 2017

VEON’s new digital BSS (DBSS) FY 2017 RESULTS Making core IT infrastructure internet-friendly to compete in the new age Reduce time-to-market and drive simplification of the business model Overcome structural issues in legacy IT architecture and fundamentally reduce costs Use one standard model across our markets Reduce BSS costs from >2% to 1% of revenue Provide for a far better customer experience with new digital self-service tools Opening new channels to customers Making real-time customer products possible Ericsson implementation on track Georgia was the first market successfully launched on new DBSS in January 2018 Algeria, Ukraine, and Bangladesh to go live next in 2018 KEY OBJECTIVES EXPECTED IMPACT INITIAL MILESTONES & RESULTS

Zoom-in on Georgia: our first market on new DBSS FY 2017 RESULTS Full implementation covering all business lines was completed in a record 8 months No disruption to the operations during the customer migration Dramatically simplified architecture fom 27 fragmented IT systems to 1 pre-integrated stack BSS IT costs reduced from 1.9% to 1% of revenue World-class self-service applications: almost everything can be done online, including full e-shop and e-care offerings Real-time product offerings launched Tariff structure extremely simplified Complex B2B offerings can be now changed within 1 day and tariff changes can be done instantly Simplified product offerings, reduced tariffs and services by 49% PROJECT RESULTS ACHIEVED

VEON core network virtualization FY 2017 RESULTS Decouple Hardware and Software to improve agility Reduce incremental spend on capacity through efficient pooling Prepare for 5G and IOT across our footprint Long-term savings in capex and opex compared to legacy Greater agility in the implementation of new services to customers 4G/LTE and 5G evolution readiness in our markets Virtual EPC (Virtualized Evolved Packed Core Network) tender TCO was a factor of 5x less than legacy TCO Virtualization applications launched: vMessaging, vSDM (virtualized Subscriber Data Management), vIMS (virtualized IP Multimedia Subsystem), and vEPC (virtualized Evolved Packed Core network) KEY OBJECTIVES EXPECTED IMPACT INITIAL MILESTONES & RESULTS 1 Virtualized Evolved Packed Core Network

FY 2017 RESULTS 2018 key strategic priorities Turnaround of Algeria and Bangladesh 1 Defend market position and accelerate synergies in Italy 2 Integration of Euroset stores in Russia 3 Further address the cost structure, particularly the corporate costs 4 Accelerate the implementation of the digital agenda 5 Unlock the GTH Mandatory Tender Offer 6

Opening Agenda Richard James - Head of IR 2017 Achievements & 2017 strategic priorities Jean-Yves Charlier - CEO Financial results and targets Trond Westlie - CFO Russia Update Kjell Johnsen – Head of Major Markets Italy update Jeffrey Hedberg - CEO Italy JV Final remarks Jean-Yves Charlier - CEO BREAK - 20 MINUTES Q&A - 40 MINUTES REFRESHMENTS FY 2017 RESULTS

FY 2017 RESULTS Reflections on VEON Company restructuring executed, capital structure improved 1 GTH Mandatory Tender Offer still pending 3 Cash flow significantly improved in the last two years 4 Focus on general and corporate costs optimization 5 We are in a mature industry, we have a digital agenda, striving for continuous improvement of the underlying operations Governance, controls and compliance strengthened 2

+1.9% Revenue evolution Organic growth in data revenue is the key driver 1 Other also includes intercompany eliminations 2 Other mainly includes the results of Kazakhstan, Kyrgyzstan, Georgia, Armenia, Tajikistan and intercompany eliminations Note: Total revenue 2016 consider 12 months of Warid USD MILLION +6.6% 1 2 FY 2017 RESULTS

FY 2017 RESULTS EBITDA evolution EBITDA growth supported by revenue USD MILLION 1 Includes 12 months Warid for FY 2016 2 FY 2017 total costs includes exceptional items consisting of USD 88 million, resulting from exceptional cost reduction of USD 106 million from a one-off adjustment to a vendor agreement, offset by costs of USD 194 million related to the performance transformation costs and other legal costs +11.0% 2 1

Revenue and EBITDA country trends

VEON

Revenue


RUSSIA
(RUB BILLION)
+0.4% YoY
PAKISTAN
(PKR BILLION)
+4.2% YoY
ALGERIA
(DZD BILLION)
-9.9% YoY
BANGLADESH
(BDT BILLION)
-9.5% YoY
UKRAINE
(UAH BILLION)
+10.7% YoY
UZBEKISTAN
(UZS BILLION)
+21.3 % YoY
4Q16
1Q17
2Q17
3Q17
4Q17

EBITDA


-4.9 YoY
+36.5 % YoY
-24.1% YoY
-10.5% YoY
+39.1 % YoY
-18.8% YoY
4Q16
1Q17
2Q17
3Q17
4Q17

FY 2017 RESULTS
28

FY 2017 RESULTS Corporate costs In FY 2017, VEON HQ costs amounted to USD 431 million1, increased by 2.5% YoY HQ Amsterdam and London Costs for digital Costs for services and projects (e.g. M&A, legal costs, ESS2, global procurement) 1 HQ EBITDA excluding the exceptional cost reduction from a one-off adjustment to a vendor agreement (USD 106 million) 2 ESS: Enterprise Support System We’re addressing the corporate cost base and aiming for a reduction of ~20% YoY in FY 2018

Q4 2017 income statement

USD MILLION

	4Q17	4Q16	Reported YoY	Organic[1] YoY
Revenue	**2,320**	**2,354**	**(1.4%)**	**1.2%**
Service revenue	2,214	2,244	(1.3%)	1.5%
EBITDA	**753**	**783**	**(3.8%)**	**0.4%**
Depreciation, amortization and other	(542)	(692)	(21.7%)	
Operating Profit	**211**	**91**	**131.9%**	
Net financial income and expenses	(237)	(196)	20.7%	
Net FOREX and other gains	(103)	38	n.m.	
Share of loss from joint ventures and associates	(156)	77	n.m.	
Impairment of JV and associates	-	(99)	n.m.	
Loss before tax	**(285)**	**(89)**	**n.m.**	
Tax	(93)	(269)	n.m.	
Loss from continued operations	**(378)**	**(359)**	**n.m.**	
Profit from discontinued operations	**-**	**1,904**	**n.m.**	
Net profit attributable to VEON shareholders	**(325)**	**1,557**	**n.m.**	

- Operating profit increased, as Q4 2017 was impacted by a lower level of impairments
- The increase in financial expenses in Q4 2017 is the result of the revaluation of the put option liability for Warid transaction in Pakistan (USD 38 million)
- Net FOREX and other gains of USD 103 million are driven by FOREX losses in HQ and Russia and a FOREX loss of USD 49 million related to the currency conversion in Uzbekistan
- Loss driven by VEON's 50% share of loss of the Wind Tre joint venture, impacted by accelerated depreciation in respect of network modernization, amounting to USD 68 million, and loss of USD 70 million of costs arising from early redemption of debt as part of the refinancing
- Income tax expense decreased mainly due to the utilization of tax assets and the FOREX devaluation in Uzbekistan, as well as lower taxable profit in Russia, Algeria and Bangladesh
- Prior to the Wind Tre joint venture closing in November 2016, WIND had been accounted for as a discontinued operation and classified as held for sale under IFRS rules since Q3 2015. As a result, the Q4 2016 results were positively affected by a non-cash gain. The "discontinued operations" accounting treatment was not applied in 2017 following the closing of Wind Tre joint venture transaction.

[1] Organic variation excludes the effect of foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions; in the organic calculation.

FY 2017 RESULTS

30

IFRS 15 The scope of IFRS 15 includes the timing of revenue recognition and costs of obtaining contracts with customers Contract costs are now required to be capitalized and amortized over the average customer life VEON will apply IFRS 15 for the first time in the 2018 financial statements, using the modified retrospective approach No material impact is expected in the accounting for revenues or costs, based on existing product and service offerings VEON estimates the additional asset stemming from capitalization of contract costs to amount to USD 95 million pre-tax as at 1 January 2018 (i.e. one-off gain to retained earnings in 2018) IFRS 9 & 15: expected impact for VEON IFRS 9 The scope of IFRS 9 includes new guidance to classify financial instruments on the balance sheet VEON will need to introduce the concept of Expected Credit Loss (“ECL”), where an allowance for doubtful debt is required for all debt-like instruments including unbilled receivables. VEON estimates the additional debt allowance to amount to USD 20 million pre-tax (i.e. one-off charge to retained earnings in 2018) In Italy (equity investment of VEON), the additional bad debt provision is preliminarily estimated at USD 96m on 100% basis (i.e. USD 48 million VEON’s share that will be recorded as a reduction of the investment value in 2018) The Group is in the process of assessing the impact of IFRS 16 FY 2017 RESULTS

Cash flow reconciliation table

USD MILLION

	FY2015	FY2016	FY2017	YoY	
EBITDA	**2,875**	**3,232**	**3,587**	**11%**	
Changes in working capital	- 157	- 249	199	-179%	
Movement in provisions	- 185	- 645	- 119	-82%	
Net interest paid-received	- 758	- 726	- 745	3%	
Income tax paid	- 671	- 420	- 445	6%	
Cash flow from operating activities (excl. discontinued operations)	**1,104**	**1,192**	**2,474**	**107%**	
Capex excl.licenses	- 1,779	- 1,593	- 1,460	-8%	
Working capital related to Capex excl. licenses	-204	107	-218	-149%	
Proceeds from sale of PPE	18	15	8	-47%	
Equity Free Cash Flow	**- 868**	**- 278**	**804**	**n.m.**	A
Purchase of licenses	- 224	- 165	- 359	118%	
Other investing activities[1]	- 305	- 386	- 987	156%	
Cash flow before financing	**- 1,390**	**- 830**	**- 542**	**-35%**	
Exceptional cash flow items	1,436	1,091	263	-76%	B
Underlying Equity Free Cash flow[2]	**568**	**812**	1,067	**31%**	A+B

[1] Other investing activities consist of outflow/inflow from loan granted, inflow/outflow from financial assets, inflow/outflow from deposits, acquisition of a subsidiary, net of cash acquired, and proceeds from sales of share in subsidiaries, net of cash as presented in Cash Flow Statement

[2] Underlying equity free cash flow excluding licenses is defined as free cash flow from operating activities less free cash flow used in investing activities, excluding M&A transactions, transformation costs, inflow/outflow of deposits, financial assets and other one-off items

FY 2017 RESULTS

32

VEON had structural constraints in upstreaming cash flow from its operations Ukraine cash upstream capped by Central Bank of Ukraine Uzbekistan currency restrictions prohibited any cash upstream GTH structure Improvements during the last 12 months In Ukraine the cap increased over time, and VEON is now able to upstream an amount close to its annual profits Uzbekistan cash upstream capability was unlocked since December 2017, after currency liberalization in September 2017 Kazakhstan & Kyrgyzstan voluntary restrictions removed MTO for GTH launched FY 2017 RESULTS Cash upstream developments

FY 2017 net debt evolution 1 2017 underlying EBITDA excludes exceptional items of USD 88 million 2 Dividends paid consist of dividends paid to equity holders of USD 518 million and dividends paid to non-controlling interests of USD 202 million 3 Other consist of GTH share buy back of USD 257 million, movements in provisions of USD 119 million, outflows from other financial assets of USD 99 million, fees paid for borrowings of USD 56 million and other of USD 169 million 4 Net debt includes cash balances of USD 987 million pledged as collateral for the Mandatory Tender Offer. Excluding this, net debt would have been USD 9,728 million and the net debt ratio would have been 2.6x NET DEBT EBITDA1 2.0x 2.6x 2 FY 2017 RESULTS USD MILLION 2.4x 3 4

Rebalanced capital structure Average cost of debt: 7.3% Average maturity: 2.3 years Average cost of debt: 6.6% Average maturity: 3.3 years YEAR-END 2016 YEAR-END 2017 Reduction of priority debt Improved currency mix1 1 2017 after taking into account currency swaps FY 2017 RESULTS

9,040 40.0% 812 Low single digit growth Flat to low single digit accretion 850 - 950 FY 2016 FY 2017 targets1 Total revenue Underlying EBITDA margin Underlying equity free cash flow excluding licenses2 1FY 2017 targets after Uzbekistan currency regime adjustment are based on pro-forma results for 2016, including 12 months of Warid contribution; organic targets for revenue and underlying EBITDA margin are at constant currency, excluding exceptional items, e.g. transformation costs and M&A. Underlying equity free cash flow excluding licenses is calculated at the target exchange rates for 2017 2 Underlying equity free cash flow excluding licenses is defined as free cash flow from operating activities less free cash flow used in investing activities, excluding M&A transactions, transformation costs, inflow/outflow of deposits, financial assets and other one-off items. Underlying equity free cash flow excluding licenses is calculated on the basis of the average exchange rates for 2016 and 2017 and targets rates for 2017. Please see appendix for 2017 actual exchange rates. USD MILLION UNLESS OTHERWISE STATED +1.9% organic YoY (0.9 p.p.) organic YoY 1,067 FY 2017 actuals FY 2017 RESULTS FY 2017 targets

FY 2018 targets

USD MILLION
UNLESS OTHERWISE STATED

	FY 2017 actual	Δ (impacts from UZB currency, Deodar, Euroset, one-off adjustment to a vendor agreement)	FY 2017 pro-forma	FY 2018 targets[2]
Total revenue	9,474	~(120)	~9,350	Flat-to-low single digit organic growth
EBITDA	3,587	~(380)	~3,200	Flat-to-low single digit organic growth
Equity free cash flow[1]	804	~(335)	~470	USD ~1 billion

[1] Equity free cash flow is defined as free cash flow from operating activities less cash flow for net capex, excluding capex for licenses; see appendix for reconciliation table

[2] FY 2018 revenue and EBITDA targets calculated on organic basis. Organic growth reflects changes in revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions and other exceptional items. Major exceptional items currently known are the impact from the Uzbekistan currency liberalization, the Pakistan tower transaction (Deodar), the Euroset transaction and the one-off adjustment to a vendor agreement.

FY 2017 RESULTS
37

Final dividend and dividend policy For the financial year ended 31 December 2017, the Company intends to pay a dividend in the aggregate amount of US 28 cents per share comprised of USD 11 cents per share paid as an interim dividend in September 2017 and US 17 cents per share as a final dividend to be paid in March 20181 VEON is committed to paying a sustainable and progressive dividend based on the evolution of the Company’s equity free cash flow 1 The record date for the Company’s shareholders entitled to receive the final dividend payment has been set as 5 March 2018; payment date 13 March 2018 FY 2017 RESULTS

Opening Agenda Richard James - Head of IR 2017 Achievements & 2017 strategic priorities Jean-Yves Charlier - CEO Financial results and targets Trond Westlie - CFO Russia Update Kjell Johnsen – Head of Major Markets Italy update Jeffrey Hedberg - CEO Italy JV Final remarks Jean-Yves Charlier - CEO BREAK - 20 MINUTES Q&A - 40 MINUTES REFRESHMENTS FY 2017 RESULTS

FY 2017 RESULTS Russia’s strategic priorities Focus on ARPU and value through data centric pricing Expanding our controlled distribution channel Fixed-line business turnaround Major improvement in network expansion, by smart investing Moving to digital self-care solution, Beeline becoming a leading digital operator Data-centric pricing Reinvented distribution Smart network roll-out Fixed - mobile convergence ARPU PULL NPS

Drivers of mobile ARPU turnaround: Improved customer quality High end ARPU customer base (RUB 500+) increased 4% YoY Continued solid growth of mobile data customers (+5% YoY) and traffic (+39% YoY) Focus on data centric price plans Cancelation unlimited data tariff plans in 2017 63% of customers on bundled tariff plan, up 16% YoY, representing 78% of mobile revenue > 12 million customers use bundled tariff plan introduced in April 2017 Mobile revenue turnaround ARPU (RUB) Rub +4.2% YoY -9.5% 2017 2016 306 2015 310 2014 323 2013 338 319 FY 2017 RESULTS

Modernization of 200+ MEN rings 35% wholesale capacity increase Increase network speed Fixed-line business turnaround: back to growth Connect 5,000 new buildings in 2018, 11,000 in 2019 (vs 1,100 in 2017) Cover additional 5,000 buildings by FVNO Connect 100 new business centers in 2018 Double fixed-line capex in 2018 vs 2017 Focus on FMC: 870K customers at YE 2017, target > 1 million in 2018 Digital household ecosystem development, TV content, family offer and others Time-to-market improving solutions (PmP, WTTx) 10x FY 2017 RESULTS FOOTPRINT EXPANSION PACE QUALITY IMPROVEMENT SUPERIOR OFFERING

Expanding our controlled distribution channel

VEON



VEON and MegaFon agreed to end their Euroset joint venture

- Shift focus from customer acquisition to customer retention
- Significant gross sales reduction in 2018
- New incentive scheme for retail staff
- Stop “sales washing machine”, improve churn, lifetime, and customer value



Integrate and rebrand acquired stores to Beeline monobrand stores

- FY 2018 EBITDA negatively impacted by ~RUB 3.0 billion, due to integration and rebranding costs
- Positive immediate effect on revenue and from 2019 onwards on EBITDA driven by device sales acceleration and channel-mix improvement


3M REVENUE FROM NEW CUSTOMERS
Regional multibrand
National multibrand
Monobrand
44%
41%
60%
2016
2017
2018E

Increasing the share of controlled distribution channels

- Beeline already rebranded ~200 Euroset stores into Beeline monobrand stores in Q4 2017
- Rebranding 1,600 Euroset stores expected to be complete in Q2 2018, resulting in ~3,100 own Beeline monobrand stores
- Expected number of Beeline monobrand and franchise stores of ~5,500 in medium term
- Next stage: substitute physical stores with digital distribution

FY 2017 RESULTS
43

Capex optimization through network sharing Strong, globalized procurement process Well positioned in 800MHz and 1800Mhz bandwidth No overinvestments, 15% capex to revenue ratio sustainable Smart investing Use big data analytics to identify and locate our active core customers Prioritize network expansion within small geographical units Investments driven by customer needs Focus on delivering high speed mobile internet and video streaming to core customers Doubled roll out of base stations YoY in 2017 63% 4G/LTE population coverage, on par with competition Network customer satisfaction on par with competition High speed mobile internet and video streaming will be available for >70% of our core customers in 2018 FY 2017 RESULTS PRIORITIZE CORE CUSTOMERS EFFICIENT ROLL OUT RESULTS

Control addressable costs

Drivers of mobile ARPU turnaround:

- > 30% FTE reduction since 2015 through digitization and increased efficiencies, changing the profile of the organization
  - Project Phoenix (managed services) brought ~2,900 FTE reduction in 2017
  - By the end of 2018 around 72% of FTE will be customer facing
- Interconnect balance halved year-on-year in H2 2017, despite growing bundle penetration


FTEs
-31%
29,255
23,622
20,041
2015
2016
2017

Addressable costs increased ~2% in FY 2017 and expected to be flat to slightly down YoY in 2018[1]

[1] Excluding Euroset integration

FY 2017 RESULTS
45

Russia: continued growth in mobile business TOTAL REVENUE (RUB BILLION) MOBILE CUSTOMERS (MILLION) Mobile service revenue increased by 2.1% YoY, mainly driven by 8.9% mobile data revenue growth Mobile ARPU grew by 2.0% YoY Fixed-line service revenue decreased by 11.4% YoY, due to negative FOREX effect, impact of increased FMC penetration, competition and a decrease in transit traffic Underlying EBITDA decreased 3.0% mainly due to costs for the VEON personal internet platform roll-out and increased G&A and HR costs Capex excluding licenses decreased YoY in Q4 2017 as a result of more linear phasing compared to back-end loaded capex in FY 2016 +0.4% YoY -0.3% YoY -4.9% YoY -3.0% YoY (underlying)1 -37.8% YoY EBITDA AND EBITDA MARGIN (RUB BILLION AND %) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (RUB BILLION AND %) 1 Q4 2016 EBITDA negatively impacted by performance transformation costs of RUB 86m. Q4 2017 EBITDA negatively impacted by performance transformation costs of RUB 158m, the impact of the switch from OIBDA to EBITDA of RUB 165 million and Euroset rebranding and integration costs of RUB 266 million FY 2017 RESULTS

FY 2017 back to revenue growth TOTAL REVENUE (RUB BILLION) MOBILE CUSTOMERS (MILLION) +1.1% YoY -0.3% YoY -0.4% YoY -0.4% YoY (underlying)1 -6.1% YoY EBITDA AND EBITDA MARGIN (RUB BILLION AND %) CAPEX EXCL. LICENSES AND CAPEX/REVENUE (RUB BILLION AND %) 1 FY 2016 EBITDA negatively impacted by performance transformation costs of RUB 696 million. FY 2017 EBITDA negatively impacted by performance transformation costs of RUB 266 million, the impact of the switch from OIBDA to EBITDA of RUB 165 million and Euroset rebranding and integration costs of RUB 266 million and other of RUB 59 million FY 2017 RESULTS

Beeline becoming a leading digital operator

VEON

Official Honoree (The Webby Awards) **2017**

Best self-service app («RUNET raiting— 2016») **2016**

23 Million
Unique users (2017)

7 Million
MAU
(monthly active users)

4.2/4.0
Store rating (Google/iOS)

My Beeline



VEON


Avito

2.5 Million
Downloads

1.7 Million
Registrations

25/23K+
Content Channels/
Content Units

100+
Offer Partners

BEELINE DATA MANAGEMENT PLATFORM (DMP)

Targeting, triggering, scoring, risk-scoring, geo-analytics, CVM/DCVM

FY 2017 RESULTS

48

Five priority use cases for VEON personal internet platform VALUE TO THE CUSTOMER Retail & E-Commerce Proactively suggest a taxi ride (or ride share) based on user real time location and behavior (e.g., where they tend to travel) Reduce failed deliveries by allowing users to redirect deliveries based on their real time location Offer smart-phones with a bundled loan to existing Telco customer based on their user profile and priced according to behavioural scoring Offer targeted insurance to user and shares customer profile with insurers Propose users personalized dinner options at the right time and then pickup at the retail partner shop (based on profile, behavior and context) PARTNERS RIDER ACQUISITION PHYSICAL RETAIL TRAFFIC STIMULATION PARCEL DELIVERY PRODUCTIVITY INCREASE DEVICE FINANCING INSTANT CONTEXTUAL MICRO INSURANCE Rideshare & Logistics Insurance Telco FY 2017 RESULTS

FY 2017 RESULTS Regulatory update The proposed date (01.07.2018) for the law to come into force is likely to be rescheduled. The Government is yet to approve a number of supporting rulings, which is expected by the end of Q1 2018 National roaming prices decreased and differences between “home region” and “travel” roaming prices within Russia eliminated “On-net” roaming price decrease is still being discussed Proposed Russian Federation budget for 2018-2020 assumes increased income from spectrum allocation. Operators await spectrum fees increase and/or possible 4G/LTE & 5G spectrum auctions YAROVAYA LAW NATIONAL & ON-NET ROAMING SPECTRUM

FY 2017 RESULTS Strong management team Kjell Johnsen is VEON’s Head of Major Markets, with responsibility for the Group’s businesses in Russia and Italy. From September 2016 to December 2017, Kjell was the Chief Executive Officer of Beeline Vasyl Latsanych (former Group Vice President for Strategy and Marketing MTS) appointed Chief Executive Officer of Beeline from January 2018 Fabrizio Mambrini (former Chief Financial Officer of Beeline) appointed as CFO of Major Markets Andrey Larkin (former member of the Management Board of PJSC Ingosstrakh) appointed as Chief Financial Officer of Beeline from January 2018 Vasyl Latsanych Chief Executive Officer Russia Kjell Johnsen VEON Head of Major Markets Andrey Larkin Chief Financial Officer Russia Fabrizio Mambrini VEON CFO of Major Markets

Opening Agenda Richard James - Head of IR 2017 Achievements & 2017 strategic priorities Jean-Yves Charlier - CEO Financial results and targets Trond Westlie - CFO Russia Update Kjell Johnsen – Head of Major Markets Italy update Jeffrey Hedberg - CEO Italy JV Final remarks Jean-Yves Charlier - CEO BREAK - 20 MINUTES Q&A - 40 MINUTES REFRESHMENTS FY 2017 RESULTS

Highly competitive mobile market ahead of the new entrant Fierce underground attack (“below-the-line” offers) with aggressive pricing and highly generous data allowances In fixed, high promotional intensity to accelerate customers migration to fiber Intense competitive pressure in mobile (both SMEs and Large Enterprises) Regulatory changes on international roaming negatively impacting the whole industry GSM license renewal & re-farming paid to Government impacting cash flow of MNOs in Italy Wind Tre 2017: a deeper look at the market ~+20%1 MNPs vs. 2016 linked to intense underground activities ~-19%2 in Price / Gb vs. 2016 ~15-30% discount offered by several players on first months of Fiber offering Fiber pricing similar to ADSL Aggressive underground campaigns through consumer-like offers (30-50% discount) driving MNPs increase ~EUR -30 million revenue impact of roaming for Wind Tre (all players impacted) ~EUR -435 million FCF impact of GSM license re-farming for Wind Tre (all MNOs impacted) 1 Based on total market (Consumer + Business) 2 IDC Market FY 2017 RESULTS 34_84 39_84 40_84 41_84 CONSUMER MOBILE CONSUMER FIXED BUSINESS REGULATION

Wind Tre 2017: investing for the future 1 P3 test (3rd party network test) performed in Q4 2017 FY 2017 RESULTS 34_84 39_84 40_84 41_84 Shift of focus from volume to value, even if it entails negative short term financial impacts Retention efforts initiated through high-value customers tying programs and channels incentives revamp Bad debt reduction through more selective customer scoring Elimination of major drivers of distrust, with a short term negative revenue impact Simplification of VAS policy, increasing customer level of control Harmonization of extra-bundle charges Modernizing the network, now generating 50% of root causes of detraction for Wind Tre Starting our integration: many manual interventions required, impacting customer experience Refinancing completed SHIFT TO VALUE RESTORING CONFIDENCE FIXING OPERATIONS REFINANCING EUR -83 million CPE sales vs. 2016 mainly driven by more selective customer scoring ~+13pts NPS for our “3” customers acquired in 2017 vs. rest of customer base Leading network in consolidated cities1 60+ IT Systems consolidated EUR 270 million annual run-rate interest savings

Wind Tre financial highlights FY 2017 vs FY 2016 combined

Mobile TLC revenue

Total	vs 2016	vs Q4 2016
EUR 4.2 billion	-4.3%	-8.1%

Fixed TLC revenue

Total	vs 2016	vs Q4 2016
EUR 1.1 billion	+0.2%	-2.5%

TOTAL REVENUE (EUR BILLION) 6.2

-4.5% vs 2016
-11.1% vs Q4 2016

EBITDA MARGIN, UNDERLYING[1] (%) 35.8%

+200bps vs 2016
+310bps vs Q4 2016

EBITDA[1] (EUR BILLION) 2.2

+1.2% underlying vs 2016
-3.1% underlying vs Q4 2016

OPERATING CASH FLOW (EBITDA[1] – CAPEX) EUR BILLION 1.0

-5.8% vs 2016

LEVERAGE RATIO[2] (FY 2017) 4.4x

FY 2016: 4.2x[3]

[1] 2017 Underlying EBITDA net of approximately EUR 266 million of one-off integration costs. 2016 Underlying EBITDA net off approximately EUR 60 million of one-off integration costs. 4Q 2017 Underlying EBITDA net of approximately EUR 66 million of one-off integration costs. 4Q 2016 Underlying EBITDA net off approximately EUR 60 million of one-off integration costs.
[2] Net debt/EBITDA calculated on Underlying EBITDA; net debt excluding approx. EUR 128 million related to backbone rights of way of TERNA
[3] FY 2017 Net debt and leverage increase due to overall refinancing costs occurred in 4Q as a consequence of the refinancing of the entire company's capital structure

FY 2017 RESULTS
55

Mobile market outlook Mobile market expected to shrink in value in the coming years mainly due to growing competitive intensity driven by the new entrant Mobile market total SIM cards expected to increase following the new entrant and growing adoption of M2M SIM cards ARPU expected to decrease due to voice ARPU decline not completely offset by the growth in the data ARPU Competition expected to remain tough with main players focusing on convergence FY 2017 RESULTS 7_84 13_84 HIGHLIGHTS Other competitors MOBILE MARKET SHARES (DEC.-17)5 -2.3% +19.1% +4.9% -16.3% CAGR ’17-’19 MOBILE MARKET EXPECTATIONS1 (EUR BILLION) Prepaid Postpaid CUSTOMER MIX4 1 MOBILE SIMs (M) AND ARPU (EUR) 1 1 Source: IDC. Mobile Market includes incoming, excludes CPE. 2 Source: Ovum June 2017 3 Source IDC (including MNO and MVNO) divided by ISTAT population as of September 2017 4 Source AGCOM as of Sept. 2017: Customer mix on approx. 84 million human SIMs 5 Internal estimation based on consensus numbers from public available information (excluding MVNOs) MOBILE PENETRATION 2 3 0.7

Fixed market outlook Fixed market expected to grow slightly in total value in the coming years driven by the increase in broadband access Fixed broadband number of lines expected to grow following the enlarged availability of fiber in Italy Market expected to remain competitive with main players focusing/pushing on new UBB services on fiber technology FY 2017 RESULTS < 10 Mbps > 30 Mbps > 10 Mbps < 30 Mbps 9_84 36_84 HIGHLIGHTS +1.2% +5.1% +5.8% -5.8% CAGR ’17-’19 FIXED MARKET EXPECTATIONS1 (EUR BILLION) PENETRATION2 SPEED OF ACCESS3 FIXED BROADBAND MARKET SHARES (DEC.-17)4 Other competitors FIXED BROADBAND LINES AND BROADBAND ARPU 1 Source IDC. Fixed market : Total Revenues excluding CPE, Incoming and Wholesale.. Data revenues include Data Transmission and Data VAS (Cloud , Security and Managed Services), and is referred to Business Market. Broadband revenues include  Internet connectivity fees and Content. 2 Source Credit Suisse Telecom Factsheet 3Q17; Companies reports 3Q17; Penetration defined as Fiber/Broadband subscription over total households 3 Source AGCOM as of Sept. 2017 4 Internal estimation on consensus numbers from public available information, excl. FWA 1 1

2018: ready for the new entrant Likely commercial start in mobile: H1 2018 Expected marketing buzz around “trust” and “simplicity” Likely aggressive pricing & data generosity strategy Digital approach to “go-to-market” Fight plan vs. new entrant: key differentiators to bring value to our clients Attractive fixed-mobile convergent offers to address all family needs Best-in-class handset range through tying offers Dense distribution footprint Remedy contract with the new entrant, ensures significant cash flows in all scenarios providing us partial revenue recovery of our customers lost to the new entrant and incremental revenue from competitors’ customers churning to the new entrant. Revenues from the new entrant deriving from: Sale and co-location of sites Transfer of spectrum licenses Use of network New entrant likely to further disrupt the market in 2018… …But we are ready to fight and we will get benefits from their entry FY 2017 RESULTS

2018: a year of transformation INTEGRATE OPTIMIZE DIFFERENTIATE Bridge the gap with competition on mobile network Consolidate our systems Improve efficiency eliminating duplications in organization and processes Maximize extraction of synergies Accelerate on fixed-mobile convergence Strengthen differentiation on B2B segment Accelerate digital transformation with an eco-system of partners (personalized services, best self-care and online experience, differentiated mobile engagement platforms) FY 2017 RESULTS Make a step change in fiber coverage (ongoing negotiation with several players) Fix operational processes (e.g. provisioning, assurance) Secure our high value customers through data analytics (e.g. predictive value of customers) Eliminate underperforming and overlapping sales channels, incentivize customer retention rather than acquisition Ensure discipline in allocation of capital and resources Double-down on ultra-broadband products & services (Wind Tre as Digital Home enabler)

Build future-proof differentiating infrastructure 53_84 66_84 67_84 68_84 76_84 77_84 55_84 59_84 60_84 62_84 63_84 69_84 70_84 72_84 73_84 EARLY ACHIEVEMENTS PLAN Building Italy leading mobile network through consolidation and modernization Competitive differentiation Synergies through sites consolidation, decommissioning and handover to the new entrant Consolidate our systems, enable digital and omni-channel, move to cloud services Cost savings through rationalization and more efficient IT New revenue streams from data-driven business 1 As of January 2018 2 P3 test (3rd party network test) performed in Q4 2017 ~5k sites modernized1 95% 4G population coverage Leading network in consolidated cities2 98% 4G coverage by YE 2018 100% consolidation by YE 2019 +60 systems consolidated Data analytics use cases launched, generating revenue +50% of our infrastructure and app inventory consolidated and modernized Fast-growing data-driven revenue Mobile network IT OUR AMBITION FY 2017 RESULTS 21k sites for the largest NTW in Italy with single vendor 5G ready equipment

Accelerate on fixed-mobile convergence

WIND | 3 VEON



OUR AMBITION

WINDHOME • The hub to make families' life easier

3fiber • The environment for tech-hungry adventure-seekers

- New growth engine
  - Cross sell both ways between our mobile and fixed customer base
  - Reduce massively churn on both mobile & fixed
  - Boost ARPU through content, digital products & services…



EARLY ACHIEVEMENTS

- Breakthrough simple FMC offer

  on WINDHOME
  - Fiber up to 1Gbps
  - 100Giga/month data shareable within the family

  on 3fiber
  - Fiber up to 1Gbps
  - 15Giga/month data each SIM (up to 5 SIMs)

~60% of our fixed customer base convergent

~10% of our mobile customer base convergent

~1.9 SIMs per convergent account

~50% lower churn on convergent customers (mobile & fixed)



PLAN

- Finalize process improvements and step-up end-to-end customer experience
  - E.g. fix provisioning and assurance
- Enlarge fiber footprint
  - Ongoing negotiations with multiple fiber players
- Accelerate migration of our DSL customers to fiber
- Enrich offer of digital products & services to increase customer stickiness and drive ARPU
  - E.g. strengthened TV offering, IoT, monitoring & security, top-notch set-top-box
- Further accelerate cross-sell through push in distribution, especially in the "3" network

FY 2017 RESULTS

61

Strengthen differentiation on B2B



OUR AMBITION

- Double-down in B2B to turn B2B into a solid growth pillar
- Close the NPS gap vs. competitors in mobile and fixed
  - State-of-the-art mobile network post consolidation
  - Enlarged fiber coverage
  - Enriched offer
  - Best-in-class processes

WIND TRE BUSINESS



EARLY ACHIEVEMENTS

+18% fixed customers in 2017

+3% mobile customers in 2017

~70% of fixed customers are convergent

~25% reduction in SMEs network of third party agents (eliminating redundancies and low performers)

- All touchpoints rebranded "Wind Tre Business"
- Unified and revamped offer portfolio (data sharing, FMC, smart devices)
- Improved digital channels (e.g. top-notch self-care app for Small Enterprises)
- Unified and restructured the SME outbound distribution channels



PLAN

- Drastically enhance experience of business customers
  - Drastically improving mobile & fixed network performance
  - Revamping fixed processes (esp. provisioning and assurance)
- Further push cross selling in our customer base
- Expand into adjacent segments (IoT, SaaS, Cloud, Security), scouting partners and solutions to improve speed/flexibility and control capital expenditures

FY 2017 RESULTS

62

Accelerate digital transformation



OUR AMBITION

- To become a "Simple and Digital" company driving new revenue growth and cost savings
- Successfully scale up digital engagement to drive selfcare and NPS improvements
- New digital products and services, leveraging partnerships
- Improving customers experience and processes to simplify and reduce time to market
- Becoming a data driven company leveraging Big Data and advanced analytics



EARLY ACHIEVEMENTS

- **~7%** digital sales in 4Q 2017, leading the market
- **~20%** digital top-up in 2017, and growing
- **~40%** selfcare apps penetration, with market leading app store ratings and **30+ NPS**
- **20+** skilled professionals fully dedicated to Big Data and analytics with **~30%** total company's data already managed by the new DMP platform in three months
- Full **agile way of working** implemented across Digital, extending to wider organization
- Executing **digital technology roadmap** as in Digital Stack, Data Management, Knowledge Management, e-commerce, selfcare (bots) etc.



PLAN

- Drive Digital Transformation in the company
- Increase digital sales and digital top-up through all available selfcare applications and web tools (VEON, Wind and 3)
- Increase selfcare adoption by enriching digital functionalities (customer recognition, virtual agent, Big Data, bots)
- Improve customer experience through seamless processes, procedures, UX and UI
- Manage 100% of customer and operational data, leveraging our own and third party sources
- Deliver the digital technology roadmap including OSS/ BSS (Digital Stack) to be launched

FY 2017 RESULTS
63

Improve organizational efficiency



OUR AMBITION

Have the best-in-class, future-proof organizational setup and speed up decision making process

- Streamlined and simplified structure
- Simplified processes enabling better cost efficiency and improved customer/employee experience
- Optimized sourcing model increasing productivity
- Future proof skillset enabled by a strong recruiting and development policy
- One winning company culture



EARLY ACHIEVEMENTS

Reduction of **~2,200** employees in 2017, on a voluntary basis by offering severance package

- **~-24%** employees
- **~+20%** average span of control[1]

- Reduction in headcount achieved to date higher than in the original synergies plan



PLAN

- Further streamline organization
  - Elimination of all duplicated activities
  - Further optimization of span of control
- Review our sourcing model, enhancing internal skills and insourcing selected high-value activities
  - E.g. insourcing of selected technical functions and network activities
- Strengthen our skillset through hiring/reskilling programs
  - E.g. Young Digital Talents recruiting program
  - E.g. new managerial & technical upskilling programs
- Build a strong, unified company culture

[1] Span of control: a ratio indicating the number of employees per manager.

FY 2017 RESULTS
64

Maximize synergies and reduce costs 96_84 99_84 102_84 109_84 112_84 113_84 115_84 116_84 121_84 122_84 124_84 125_84 127_84 Network & IT Commercial SG&A & HR Network & IT Opex Capex EUR 490 million Annual run-rate Opex synergies 90% Annual run-rate Opex synergies realized by year end 2019 EUR 210 million Annual run-rate Capex synergies1 25% from Commercial 50% from SG&A and HR 25% from Technology EUR 167 million Opex synergies realized in 2017 corresponding to EUR 260 million Annual run-rate Opex synergies Mobile network consolidation & modernization Fiber deployment Insourcing of key operational activities w/o associated human resources Rationalization of points of sales Leverage of complementary brands Improved customer touchpoints Organizational streamlining Facilities consolidation Automation & process improvement Network and IT consolidation and modernization 1 CAPEX synergies are calculated as difference between Wind Tre CAPEX at the end of the plan and 2016 CAPEX of Wind and H3G on a stand-alone basis OUR AMBITION EARLY ACHIEVEMENTS PLAN FY 2017 RESULTS Announced On top Financial expenses EUR 700 million of total synergies EUR 270 million in interest savings on top of

Focus on cash generation 24_84 1 Notional amounts. USD tranche has been converted at Cross Currency Swaps EUR/USD Exchange Rate 2 Defined as: Net debt/EBITDA. Target required to be reached per VEON-CKH Shareholders Deed on a pro-forma basis for distribution under 3 FCF defined as: Net cash from operating activities less net cash used in investing activities. Maximum % of FCF available for distribution 4 Nominal annual interest rate including hedging costs Leverage target of net leverage ratio <3.0x in the long-term Full refinancing executed in Q4 2017 optimizing maturity with 50% reduction in annual interest costs (EUR 270 million) vs.2016 Shareholder distribution based on the following: <4.0x 40% <3.5x 60% <3.0x 80% Leverage2 % FCF3 EUR 6 billion in 5 years (2017-2021) 0.45 0.60 1.95 1.6 2.2 1.8 1.7 ~2.7% average interest rate4 Bank loans Bonds ~ ~ ~ CAPEX PLAN (EUR BILLION) DEBT MATURITY PROFILE1 (EUR BILLION) DE-LEVERAGE DISTRIBUTION TO PARENTS FY 2017 RESULTS

FY 2017 RESULTS Final remarks Clear strategy & execution plan to accelerate cash generation Strategy Strong focus on quality as a key enabler to drive value and differentiation Processes reengineering underway to improve cost efficiency and customer experience Operations Transformation into a lean & efficient organization initiated, powered by a strong, unified culture On track to deliver target synergies: EUR 700 million annual run-rate Cash & Deleverage Refinancing completed: EUR 270 million annual run-rate interest savings on top of synergies Deleverage ambition: <3x leverage ratio in the long term

Opening Agenda Richard James - Head of IR 2017 Achievements & 2017 strategic priorities Jean-Yves Charlier - CEO Financial results and targets Trond Westlie - CFO Russia Update Kjell Johnsen – Head of Major Markets Italy update Jeffrey Hedberg - CEO Italy JV Final remarks Jean-Yves Charlier - CEO BREAK - 20 MINUTES Q&A - 40 MINUTES REFRESHMENTS FY 2017 RESULTS

Appendix

Pakistan: continuous growth and margin expansion

VEON

TOTAL REVENUE (PKR BILLION)



+4.2% YoY
38.7
2.5
36.2
41.2
3.0
38.2
40.3
3.0
37.3
4Q16
3Q17
4Q17
Mobile
Other

MOBILE CUSTOMERS (MILLION)



+4.0% YoY
51.6
53.6
4Q16
4Q17

EBITDA AND EBITDA MARGIN (PKR BILLION AND %)



+36.5% YoY
+24.5% YoY underlying
13.5
34.9%
22.0
53.3%
18.4
45.7%
4Q16
3Q17
4Q17

CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (PKR BILLION AND %)



-34.2% YoY
10.1
17.0%
6.7
15.7%
4Q16
4Q17

- Continued revenue growth, despite the aggressive market, fuelled by strong data revenue growth (+27.8% YoY)
- Network integration completed
  - overall sites reduced by >3 thousands
  - enabled 3G for ex-Warid and 4G/LTE for ex-Mobilink customers
- Strong underlying EBITDA YoY increase due to revenue growth and synergies
- Underlying EBITDA margin expansion to 48.1%, +7.8 p.p. YoY
  - +2.7 p.p. of Q4 margin impact due to release of historic SIM tax accruals
  - QoQ margin reduction by 7 p.p. mainly due to lower impact in Q4 vs Q3 from SIM tax accruals release

[1] Q4 2016 EBITDA negatively impacted by performance transformation costs of PKR 2.1 billion. Q4 2017 EBITDA negatively impacted by performance transformation costs of PKR 1 billion

FY 2017 RESULTS
70

Algeria: data pricing competition continues, challenging macro environment 1 Q4 2016 EBITDA negatively impacted by performance transformation costs of DZD 0.2bn. Q4 2017 EBITDA negatively impacted by performance transformation costs of DZD 0.9bn TOTAL REVENUE (DZD BILLION) MOBILE CUSTOMERS (MILLION) -9.9% YoY -8.0% YoY -24.1% YoY -18.4% YoY underlying1 -35.7% YoY 0.5 0.2 EBITDA AND EBITDA MARGIN (DZD BILLION AND %) CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE (DZD BILLION AND %) Top line remains under pressure Customer base decreased due to increased churn, fuelled by high competitive pressure on data pricing Data revenue +36% YoY with 4G/LTE network population coverage leadership Challenging macro environment Economic slowdown coupled with continued high inflation and weakened currency Telecom share of wallet under pressure from new taxes and food basket inflation Underlying EBITDA margin of 46.7% The Finance law impact has contributed to a decrease of 2.4 p.p. of EBITDA margin, which would otherwise have been of 49.1% Mobile termination rate partial symmetry 13.9 FY 2017 RESULTS

Bangladesh: continued competitive pressure impacting results

TOTAL REVENUE
(BDT BILLION)



-9.5% YoY
12.0
0.4
11.6
11.7
0.4
11.3
10.8
0.4
10.4
4Q16
3Q17
4Q17
Mobile
Other

MOBILE CUSTOMERS
(MILLION)



+3.2% YoY
30.4
31.3
4Q16
4Q17

EBITDA AND EBITDA MARGIN
(BDT BILLION AND %)



-10.5% YoY
-24.4% YoY Underlying[1]
4.4
36.4%
4.5
38.6%
3.9
35.4%
4Q16
3Q17
4Q17

CAPEX EXCL. LICENSES
AND LTM CAPEX/REVENUE
(BDT BILLION AND %)



5.1
-26.6% YoY
3.8
22.1%
17.7%
4Q16
4Q17

- Revenue YoY trend deteriorated vs Q3 2017
  - Continued competition on customer acquisition driving multi-SIM and diluted share of wallet
  - Data revenue +14.6% YoY, with acceleration of data customer growth at 13.4% YoY
- Underlying EBITDA decline due to revenue trend and technology expenses to improve network availability
  - 3G network availability substantially restored at year-end
- Underlying EBITDA margin at 35.8%
- Banglalink acquired additional spectrum and 4G/LTE license, positioning the company for the turnaround

[1] Q4 2016 EBITDA negatively impacted by performance transformation of BDT 0.8bn.

FY 2017 RESULTS
72

Ukraine: sustained robust performance

VEON

TOTAL REVENUE
(UAH BILLION)



+10.7% YoY
3.9
0.3
3.6
4.3
0.3
4.0
4.3
0.3
4.0
4Q16
3Q17
4Q17
Mobile
Fixed-line
Other

MOBILE CUSTOMERS
(MILLION)



+1.7% YoY
26.1
26.5
4Q16
4Q17

EBITDA AND EBITDA MARGIN
(UAH BILLION AND %)



+39.1% YoY
+12.2% YoY (underlying)1
1.8
46.2%
2.3
54.4%
2.5
58.0%
4Q16
3Q17
4Q17

CAPEX EXCL. LICENSES
AND LTM CAPEX/REVENUE
(UAH BILLION AND %)



-36.2% YoY
0.8
17.9%
0.5
15.8%
4Q16
4Q17

- Leader in NPS and clear market leader with customer market share above 47%
- Improved churn driving customer growth
- Mobile service revenue growth of 10.7% YoY, driven by data revenue growth of 65%
  - ARPU increased by 9.1% YoY to UAH 49
- Fixed service revenue increased 5.4% YoY
- Underlying EBITDA increased 12.2% YoY driven by revenue growth, improving cost efficiency
  - EBITDA margin of 58.0% positive impacted by UAH 213 million release of a provision related to a regulatory case
- 3G population coverage reached 74%
- On 31 January 2018, Kyivstar secured 4G/LTE license in the 2,600MHz band to provide nationwide services

[1] Q4 2016 EBITDA negatively impacted by UAH 240m related to provisions for penalties and tax related issues. Q4 2017 EBITDA positively impacted by UAH 213m due to a provision related to a regulatory fine

FY 2017 RESULTS
73

Uzbekistan: Tax and cost pressure impacting EBITDA margin

VEON

TOTAL REVENUE
(UZS BILLION)



+21.3% YoY
518
4
514
625
4
620
628
7
621
4Q16
3Q17
4Q17
Mobile
Fix and other revenue

MOBILE CUSTOMERS
(MILLION)



+1.9% YoY
9.5
9.7
4Q16
4Q17

EBITDA AND EBITDA MARGIN[1]
(UZS BILLION AND %)



-18.8% YoY
328
63.5%
316
50.6%
267
42.5%
4Q16
3Q17
4Q17

CAPEX EXCL. LICENSES
AND LTM CAPEX/REVENUE
(UZS BILLION AND %)



-58.5% YoY
289
27.1%
120
13.0%
4Q16
4Q17

- Revenue grew 21.3% YoY driven by increased tariffs, which were pegged to USD until the Uzbek som liberalization on 4 September 2017
- Mobile data revenue increased 28.6% YoY
- Underlying EBITDA broadly stable YoY, driven by revenue growth, mainly offset by a.o. 83% YoY increase in customer tax to UZB 2,750, increased service and business costs, and the negative impact from the currency liberalization
- VEON successfully repatriated USD 200 million from Uzbekistan

[1] Q4 2016 EBITDA positively impacted by reversal of provision related to a court case of UZS 39.9 billion. Q4 2017 EBITDA positively impacted by UZS 20.3 billion related will a penalty provision

FY 2017 RESULTS
74

Italy: synergies on track partially offsetting top line pressure

VEON

TOTAL REVENUE
(EUR MILLION)



-11.1% YoY
1,749
367
279
1,103
1,543
189
274
1,080
1,556
270
272
1,014
4Q16
3Q17
4Q17
Other & CPE 2
Fix Service Revenue
Mobile Service Revenue

MOBILE CUSTOMERS
(MILLION)



-5.8% YoY
31.3
29.5
4Q16
4Q17

EBITDA AND EBITDA MARGIN
(EUR BILLION AND %)



-4.5% YoY
-3.1% YoY Underlying1
551
519
526
31.5%
33.6%
33.8%
4Q16
3Q17
4Q17

CAPEX EXCL. LICENSES
AND LTM CAPEX/REVENUE
(EUR BILLION AND %)



+27.6% YoY
404
515
18.1%
20.3%
4Q16
4Q17

- Service revenue decline of 7.0% YoY with:
  - Mobile service revenue decline of 8.1% YoY mainly due to continued highly competitive environment with aggressive underground offers
  - Fixed service revenue decrease of 2.5% YoY mainly due to tough comparison with 4Q16 when some commercial initiatives were undertaken
- Other & CPE[2] revenue decline mainly driven by lower volume of gross additions and to a more selective mobile customer scoring
- Underlying EBITDA[1] declined 3.1% YoY due to the decline in mobile segment as a consequence of top line pressure partially offset by synergies and costs efficiencies
- Net leverage ratio at 4.4x[3]
- Contribution to VEON P&L of a loss of USD 156m for Q417

[1] EBITDA negatively impacted by integration costs of ~EUR 66 million; in Q4 2017 and of ~EUR 60 million in 4Q 2016
[2] CPE = Customer Premises Equipment
[3] Calculated as Net Debt / LTM EBITDA before ~EUR 266 million integration costs; 2017 total net leverage excludes approximately EUR 128 million related to the Terna's fibre backbone right of way
Note: starting from Q2 2017 results, minor changes in accounting policies were adopted and for a proper comparison previous period results were adjusted accordingly

FY 2017 RESULTS
75

Feb 2017 Jun 2017 May 2017 Aug 2017 RCF/Term loan at HQ GTH share buy-back USD bonds issue at HQ Alfa Bank & VTB loans in RUB at HQ Sberbank loans in RUB at HQ Key financing activities and transactions of 2017 Nov 2017 VEON submits MTO on GTH Dec 2017 Cash repatriation from Uzbekistan Syndicated loans in BDT in Bangladesh Tender offer on PJSC and PJSC guaranteed bonds FY 2017 RESULTS

Group debt maturity schedule Group debt maturity schedule by currency1 AS AT 31 DECEMBER 2017, USD BILLION 2018 2019 2020 2021 2022 >2022   USD 0.7 1.1 0.7 0.4 0.7 2.6 55% EUR 0.0 0.0 0.3 1.1 0.1 0.0 12% RUB 0.2 0.0 0.5 1.2 0.8 0.0 25% PKR 0.1 0.2 0.2 0.1 0.1 0.0 6% OTHER 0.0 0.1 0.0 0.0 0.0 0.0 2% 1 After effect of cross currency swaps FY 2017 RESULTS

Liquidity analysis Group cash breakdown by currency 31 DECEMBER, 2017 Unused RCF headroom at the end of Q4 2017: Unused VF/CF headroom at the end of Q4 2017: Group cash: USD 1.3 billion1 VEON – Syndicate USD 1.44 billion VEON - Sberbank RUB 15 billion (USD 0.26 billion) Pakistan – facility PKR 15 billion (USD 0.13 billion) Banglalink – Syndicated TL Facility BDT 29 billion (USD 0.35 billion) 1 Net of USD 987m on deposit as USD collateral for the MTO. FY 2017 RESULTS

Debt by entity Outstanding debt (millions) Type of debt/lender AS AT 31 DECEMBER 2017, USD MILLION Entity Bonds Loans Other Total VEON Amsterdam B.V. - 475 - 475 VEON Holdings B.V. 3,891 3,542 - 7,432 GTH Finance B.V. 1,200 - - 1,200 GTH - 98 - 98 PJSC VimpelCom 562 - 61 623 Pakistan Mobile Communications Limited 42 790 - 832 Banglalink Digital Communications Ltd. 300 - - 300 Optimum Telecom Algérie S.p.A. - 131 - 131 Others - 7 4 11 Total 5,994 5,042 66 11,102 FY 2017 RESULTS

Underlying equity free cash flow (excluding licenses) reconciliation table 4Q17 4Q16 FY17 FY16 Net cash from operating activities from continued operations 479 384 2,475 1,192 Exceptional items: One-off adjustment to a vendor agreement1 - - (66) - PT costs 58 66 179 255 Settlement with DOJ/SEC/OM Investigation - - - 795 WHT on license in Pakistan 30 IRAQNA Provision 69 Proceeds from sale of shares in subsidiaries - 325 - 325 Other 19 - 41 33 Underlying Net Cash Flow from operating activities 555 775 2,728 2,601 Net cash used in investing activities from continued operations (1,325) (931) (3,016) (2,021) Adjustments: Purchase of license (19) (47) (359) (165) Deposits, Financial assets and other (853) (59) (997) (68) Underlying net cash flow used in investing activities (453) (825) (1,660) (1,788) Underlying Equity Free Cash Flow (excluding licenses) 101 (50) 1,067 812 1 One-off adjustment to a vendor agreement refers to USD 106m of exceptional cost reduction of which USD 66m have been paid in Q3 2017 and the remaining USD 40m will be paid in 2018 FY 2017 RESULTS

Cash flow USD mln   FY17       Operating activities     Profit after tax   (496) Income tax expenses   472 Profit before tax   (24) Non-cash adjustment to reconcile profit before tax to net operating cash flows:     Depreciation   1.454 Amortization   537 Impairment loss   66 Loss/(Gain) From disposal of non current assets   24 Finance income   (95) Finance cost   935 Other non operating losses / (Gains)   95 Net foreign exchange loss / (gain)   71 Share of loss of associates, joint ventures and impairments   522 Movements in provisions and pensions   (119) Changes in working capital   199 Net interest paid   (834) Net interest received   89 Income tax paid   (445) Changes due to discontinued operations from operating activity   - Net cash from operating activities   2.475       Proceeds from sale of property and equipment   8,0 Proceeds from sale of intangible assets   - Purchase of property, plant and equipment   (1.481) Purchase of licenses   (359) Purchase of other intangible assets   (197) Outflow for loan granted   (2,0) Inflow from loan granted   - Inflows/(outflows) from financial assets   (99) Inflows/(outflows) from deposits   (898) Acquisition of a subsidiary, net of cash acquired   - Proceeds from sales of share in subsidiaries, net of cash   12,0 Receipt of dividends   - Discontinued operations in investing activity   - Net cash used in investing activities   (3.016)       Net proceeds from exercise of share options   - Acquisition of non-controlling interest   (259) Gross proceeds from borrowings   6.248 Fees paid for the borrowings   (56) Repayment of borrowings   (5.948) Dividends paid to equity holders   (518) Proceeds from sale of treasury stock   1 Dividends paid to non-controlling interests   (202) Proceeds from sale of non-controlling interests   - Discontinued operations in financing activity   - Net cash from/(used in) financing activities   (734) Net increase in cash and cash equivalents   (1.275) A B A+B FY2017 EBITDA 3,587 Changes in working capital 199 Movement in provisions - 119 Net interest paid-received - 745 Income tax paid - 445 Cash flow from operating activities (excl. discontinued operations) 2,474 Capex excl.licenses - 1,460 Working capital related to Capex excl. licenses -218 Proceeds from sale of PPE 8 Equity Free Cash Flow 804 Purchase of licenses - 359 Other investing activities1 - 987 Cash flow before financing - 542 Exceptional cash flow items 263 Underlying Equity Free Cash flow2 1,067

4Q17 4Q16 FY17 FY16 Pro-forma Warid EBITDA 753 783 3587 3,268 One-off vendor adjustment - - (106) - Performance Transformation costs of which: 58 66 184 245 HQ and Other 38 29 142 156 Russia 3 1 5 11 Emerging Markets 17 36 37 78 Other exceptional 3 61 9 104 EBITDA underlying 814 910 3,676 3,617 Underlying EBITDA reconciliation table FY 2017 RESULTS

Russian ruble Algerian dinar Pakistan rupee Bangladeshi taka Ukrainian hryvnia Kazakh tenge Uzbekistan som Armenian dram Kyrgyz som Georgian lari Target rates FY 2018 60.00 110.00 105.00 79.00 27.00 340.00 8,748 480 70.00 2.40 Average rates 4Q17 4Q16 YoY 58.41 63.07 (7.4%) 114.77 110.58 3.8% 106.42 104.78 1.6% 82.32 78.62 4.7% 26.96 25.89 4.1% 334.40 335.07 (0.2%) 8,079.91 3,129.4 158.2% 483.1 478.84 0.9% 69.22 68.83 0.6% 2.59 2.50 3.9% Closing rates 4Q17 4Q16 YoY 57.60 60.66 (5.0%) 114.76 110.40 4.0% 110.70 104.37 6.1% 82.69 78.92 4.8% 28.07 27.19 3.2% 332.33 333.29 (0.3%) 8,120.07 3,231.5 151.3% 484.1 483.94 0.0% 68.84 69.23 (0.6%) 2.59 2.65 (2.1%) Forex FY 2017 RESULTS

VEON Ltd.

Index sheet

Average and closing rates of functional currencies to USD

			Average rates			Average rates			Closing rates
			4Q17	4Q16	YoY	FY17	FY16	YoY	4Q17	4Q16	YoY
Consolidated VEON ltd	Russian Ruble	RUB	58.41	63.07	-7.4%	58.35	67.03	-13.0%	57.60	60.66	-5.0%
Customers	Euro	EUR	0.85	0.93	-8.5%	0.89	0.90	-1.9%	0.83	0.95	-12.4%
EBITDA reconciliation	Algerian Dinar	DZD	114.77	110.58	3.8%	110.92	109.43	1.4%	114.76	110.40	4.0%
Russia	Pakistan Rupee	PKR	106.42	104.78	1.6%	105.35	104.72	0.6%	110.70	104.37	6.1%
Pakistan	Bangladeshi Taka	BDT	82.32	78.62	4.7%	80.88	78.44	3.1%	82.69	78.92	4.8%
Algeria	Ukrainian Hryvnia	UAH	26.96	25.89	4.1%	26.59	25.55	4.1%	28.07	27.19	3.2%
Bangladesh	Kazakh Tenge	KZT	334.40	335.07	-0.2%	326.08	341.76	-4.6%	332.33	333.29	-0.3%
Ukraine	Uzbekistan Som	UZS	8,079.91	3,129.41	158.2%	5,121.14	2,965.66	72.7%	8,120.07	3,231.48	151.3%
Italy	Armenian Dram	AMD	483.10	478.84	0.9%	482.68	480.45	0.5%	484.10	483.94	0.0%
Laos	Kyrgyz Som	KGS	69.22	68.83	0.6%	68.87	69.90	-1.5%	68.84	69.23	-0.6%
	Georgian Lari	GEL	2.59	2.50	3.9%	2.51	2.37	6.0%	2.59	2.65	-2.1%

VEON

index page

(in USD millions, unless stated otherwise, unaudited)

Consolidated*	1Q15	2Q15	3Q15	4Q15	1Q16 (pro-forma Warid)	2Q16 (pro-forma Warid)	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16 Pro-forma Warid	FY17
Total operating revenue	2,312	2,570	2,442	2,296	2,096	2,228	2,361	2,354	2,281	2,417	2,456	2,320	9,606	9,040	9,474
Service revenue	2,260	2,515	2,364	2,188	2,022	2,158	2,276	2,244	2,202	2,331	2,358	2,214	9,313	8,700	9,105
EBITDA	938	1,069	58	811	778	811	896	783	861	931	1,042	753	2,875	3,268	3,587
EBITDA margin (%)	40.6%	41.6%	41.7%	35.3%	37.1%	36.4%	37.9%	33.3%	37.8%	38.5%	42.4%	32.4%	29.9%	36.1%	37.9%
EBIT	308	530	(480)	166	297	269	406	91	345	389	561	211	524	1,063	1,506
Profit/(Loss) before tax	(8)	329	(834)	(82)	137	82	186	(89)	130	(193)	324	(285)	(595)	316	(24)
Net income/(loss)	184	108	(1,005)	58	169	122	445	1,557	(5)	(278)	125	(325)	(655)	2,294	(483)
Capital expenditures (CAPEX)	263	590	459	709	203	348	422	770	269	644	406	473	2,033	1,741	1,791
CAPEX excluding licenses	210	462	448	671	158	329	382	754	265	332	398	466	1,801	1,623	1,459
CAPEX excluding licenses / revenue	9.1%	18.0%	18.3%	29.2%	7.5%	13.8%	16.2%	32.0%	11.6%	13.7%	16.2%	20.1%	18.7%	17.7%	15.4%

*Notes:

The financial results for Q1 2016 and Q2 2016 are also presented on a pro-forma basis assuming that the results of Warid have been consolidated (including intercompany eliminations) within VEON’s results with effect from 1 January 2016, in order to assist with the year on year comparisons.

VEON

Consolidated*	1Q15	2Q15	3Q15	4Q15	1Q16 Reported	2Q16 Reported	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	2,312	2,570	2,442	2,296	2,017	2,153	2,361	2,354	2,281	2,417	2,456	2,320	9,606	8,885	9,474
Service revenue	2,260	2,515	2,364	2,188	1,947	2,086	2,276	2,244	2,202	2,331	2,358	2,214	9,313	8,553	9,106
EBITDA	938	1,069	58	811	758	795	896	783	861	931	1,042	753	2,875	3,232	3,587
EBITDA margin (%)	40.6%	41.6%	41.7%	35.3%	37.6%	37.0%	37.9%	33.3%	37.8%	38.5%	42.4%	32.4%	29.9%	36.4%	37.9%
EBIT	308	530	(480)	166	304	283	406	91	345	389	561	211	524	1,084	1,506
Profit/(Loss) before tax	(8)	329	(834)	(82)	154	95	186	(89)	131	(193)	324	(285)	(595)	347	(23)
Net income/(loss)	184	108	(1,005)	58	187	137	445	1,557	(4)	(278)	125	(325)	(655)	2,328	(482)
Capital expenditures (CAPEX)	263	590	459	709	195	350	425	770	269	644	406	473	2,033	1,195	1,792
CAPEX excluding licenses	210	462	448	671	150	284	382	754	265	332	398	466	1,801	1,136	1,459
CAPEX excluding licenses / revenue	9%	18%	18%	29%	7.5%	13.2%	16%	32%	12%	14%	16%	20%	19%	13%	15%

VEON Ltd.

index page

(in millions)

Mobile Customers*	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Russia	55.7	57.2	59.0	59.8	57.7	57.5	58.4	58.3	57.0	58.3	58.8	58.2	59.8	58.3	58.2
Algeria	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	16.1	15.5	15.2	15.0	17.0	16.3	15.0
Pakistan	38.2	33.4	35.2	36.2	48.3	49.3	51.0	51.6	52.5	52.5	53.1	53.6	36.2	51.6	53.6
Bangladesh	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.5	30.7	31.4	31.3	32.3	30.4	31.3
Ukraine	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.0	26.1	26.4	26.5	25.4	26.1	26.5
Uzbekistan	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	9.5	9.6	9.5	9.7	9.9	9.5	9.7
Other	15.6	15.8	15.9	15.5	15.0	15.1	15.5	15.1	14.9	15.4	15.7	16.20	6.0	15.1	16.2
Total without Italy**	194.9	191.8	195.3	196.1	204.1	204.2	205.6	207.2	206.5	208.1	210.3	210.5	186.6	207.2	210.5
Italy	21.4	21.4	21.3	21.1	20.9	20.9	20.7	31.3	30.9	30.3	29.8	29.5	21.1	31.3	29.5
Total on combined basis	216.3	213.2	216.7	217.2	225.0	225.1	226.3	238.8	237.4	238.4	240.1	240.0	207.7	238.8	240.0

Fixed line Customers*	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Russia	2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.2	—	2.2	2.2
Algeria	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Pakistan	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bangladesh	—	—	—	—	—	—	—	—	—	—	—	—	0.8	—	—
Ukraine	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.2	0.8	0.8
Uzbekistan	0.0	0.0	0.0	0.0	—	—	—	—	—	—	—	—	0.2	—	—
Other	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.5	0.3	2.2	0.1	0.3
Total without Italy**	3.5	3.4	3.4	3.4	3.4	3.4	3.3	3.4	3.4	3.4	3.4	3.4	3.4	3.1	3.4
Italy	2.2	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.4	2.7	2.7	2.7	—	2.3	2.7
Total on combined basis	5.7	5.6	5.6	5.7	5.7	5.7	5.7	5.7	5.8	6.2	6.1	6.1	3.4	5.4	6.1

VEON Ltd.

EBITDA Underlying Reconciliation

	(USD mln)															( LCCY mln)
	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Russia
EBITDA Reported	421	524	455	424	328	414	413	419	409	471	480	430	1,823	1,574	1,789	26,130	27,536	28,466	28,012	24,410	27,269	26,710	26,401	24,070	26,925	28,239	25,108	110,145	104,790	104,342
Site capitalization				(30)									(30)	—	—				(2,152)									(2,152)	—	—
Other				2								7	2	—	7				132								432	132	—	432
PT Costs					1	3	6	1	2.6	0.9	(0.6)	2.7	—	11	6					53	177	379	86	154	49	(37)	158	—	695	325
EBITDA Underlying	421	524	455	396	328	417	419	420	412	472	480	440	1,795	1,585	1,801	26,130	27,536	28,466	25,992	24,463	27,446	27,090	26,487	24,224	26,975	28,202	25,698	108,125	105,486	105,098
Algeria														—	—															—
EBITDA reported	169	175	178	162	158	128	135	125	114	104	115	92	684	547	426	15,723	17,199	18,330	17,302	17,060	14,019	14,868	13,851	12,545	11,400	12,696	10,514	68,554	59,798	47,156
PT Costs				6		0	13	2	—	—	0	8	6	15	9				677		10	1,432	195	6		47	941	677	1,637	993
Other				6									6	—	—				593									593	—	—
EBITDA Underlying	169	175	178	174	158	128	148	127	114	104	116	100	696	562	435	15,723	17,199	18,330	18,572	17,060	14,029	16,300	14,045	12,551	11,400	12,743	11,455	69,824	61,435	48,149
Pakistan														—	—															—
EBITDA reported	96	106	103	104	136	130	147	129	154	167	209	173	409	542	703	9,725	10,828	10,620	10,872	14,240	13,635	15,387	13,509	16,188	17,495	21,967	18,446	42,044	56,772	74,096
SIM re-verification costs	8	6											14	—	—	766	611											1,377	—	—
PT Costs				2	3	15	7	20	6	5	7	9	2	45	27				188	339	1,532	770	2,069	608	569	716	950	188	4,709	2,843
Other		(9)	(7)										(16)	—	—		(916)	(666)										(1,582)	—	—
EBITDA Underlying	103	103	97	106	139	145	154	149	160	172	216	182	409	588	731	10,491	10,522	9,954	11,060	14,579	15,167	16,156	15,578	16,796	18,064	22,683	19,396	42,027	61,481	76,939
Bangladesh														—	—															—
EBITDA Reported	60	63	69	51	70	69	73	55	69	61	56	47	242	267	233	4,635	4,930	5,339	3,967	5,500	5,386	5,721	4,357	5,517	4,908	4,515	3,901	18,871	20,964	18,841
PT Costs				4	4	2		10	—	—	1	(0)	4	16	1				333	351	131		771			101	(26)	333	1,252	75
Sim verification						4							—	4	—						333							—	333	—
SIM tax provision			2	12									14	—	—			156	923									1,079	—	—
A/R and inventory provision				7									7	—	—				526									526	—	—
EBITDA Underlying	60	63	71	74	75	75	73	65	69	61	57	47	267	288	234	4,635	4,930	5,495	5,749	5,850	5,849	5,721	5,128	5,517	4,908	4,616	3,875	20,809	22,549	18,916
Ukraine														—	—															—
EBITDA Reported	63	70	84	75	71	80	86	69	77	87	91	92	292	306	347	1,278	1,512	1,835	1,706	1,822	2,027	2,170	1,793	2,073	2,305	2,349	2,494	6,332	7,811	9,221
PT Costs					0	0					0	(0)	—	0	0					1	1			1	2	5.61	(4.80)	—	2	3
Reversal of tax provisions					(1)								—	(1)	—					(22)								—	(22)	—
Other								9		1		(8)		9	(7)								240		26		(208)	—		(182)
EBITDA Underlying	63	70	84	75	70	80	86	78	77	87	91	92	292	315	347	1,278	1,512	1,835	1,706	1,801	2,027	2,170	2,033	2,074	2,333	2,355	2,281	6,332	8,031	9,043
Uzbekistan														—	—															—
EBITDA reported	105	113	99	121	100	94	96	105	79	83	67	33	437	395	261	256,637	284,201	255,021	327,858	284,934	273,119	286,793	328,420	264,633	312,518	316,230	266,746	1,123,718	1,173,267	1,160,126
Legal provision			16										16	—	—			43,066										43,066	—	—
Return of litigation losses					(2)			(12)	—	—	—	—	—	(14)	—					(5,159)			(39,881)	—	—	—	—	—	(45,040)	—
Other					(1)				2			3	—	(1)	5					(3,948)				6,706			20,250	—	(3,948)	26,956
EBITDA Underlying	105	113	115	121	97	94	96	92	81	83	67	36	453	379	266	256,637	284,201	298,087	327,858	275,827	273,119	286,793	288,539	271,339	312,518	316,230	286,996	1,166,784	1,124,279	1,187,082
HQ and other														—	—
Uzbekistan Provision			900	11									911	—	—
PT Costs			44	65	35	54	45	23	19	38		38	109	157	96
Other					1	40	(5)	2		1		2		38	3
Iraqna litigation provision								66						66	—
One- off adjustment to a vendor agreement											(106)				(106)
Other HQ								7			49		—	7	49
VEON Group Reported	938	1,069	58	811	758	795	896	783	861	931	1,042	753	2,875	3,268	3,587
One-offs	8	(3)	960	86	40	118	66	127	30	46	(49)	61	1,051	349	88
VEON Group Underlying	945	1,066	1,018	897	799	913	962	910	891	977	993	814	3,926	3,617	3,675

Russia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	1,061	1,288	1,150	1,084	885	1,008	1,091	1,112	1,097	1,197	1,229	1,206	4,583	4,097	4,728
EBITDA	421	524	455	424	328	414	413	419	409	471	479	430	1,823	1,574	1,789
EBITDA margin (%)	39.6%	40.7%	39.6%	39.1%	37.0%	41.1%	37.9%	37.7%	37.3%	39.4%	39.0%	35.7%	39.8%	38.4%	37.8%
Capital expenditures (CAPEX)	84	216	202	403	48	115	149	350	117	141	191	237	906	662	685
CAPEX excluding licenses	80	212	198	343	43	109	146	345	114	138	185	230	833	643	667

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenues	859	1,066	961	902	733	843	914	940	932	1,023	1,058	1,040	3,789	3,430	4,054
Service Revenue (Mobile)	829	1,031	918	846	696	816	879	886	890	974	1,003	976	3,624	3,276	3,843
Data Revenue (Mobile)	164	198	177	180	160	187	208	223	236	254	259	263	719	778	1,012
Customers (mln)	55.7	57.2	59.0	59.8	57.7	57.5	58.4	58.3	57.0	58.3	58.8	58.2	59.8	58.3	58.2
Mobile data customers (mln)	29.7	30.8	33.3	34.3	32.6	33.7	36.2	36.6	36.4	38.1	39.1	38.4	34.3	36.6	38.4
ARPU (USD) **	4.8	6.0	5.2	4.7	3.9	4.7	5.0	5.0	5.1	5.6	5.7	5.5	n.a.	n.a.	n.a.
MOU, min	303	320	319	319	315	337	336	335	324	337.71	325.32	323	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly), %	15.8%	12.8%	13.4%	13%	16%	14%	14%	15%	16%	13%	15%	15%	n.a.	n.a.	n.a.
MBOU	1,483	1,490	1,607	1,790	1,931	1,906	2,037	2,308	2,565	2,716	2,816	3,047	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	202	222	189	182	152	165	178	172	165	173	172	165	794	667	675
Service revenue	201	221	188	179	151	165	177	172	164	173	172	164	789	665	673
Broadband revenue	53	56	43	41	43	45	43	45	46	45	44	43	193	177	177
Broadband customers (mln)	2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2	2.2	2.2	2
Broadband ARPU (USD)	7.6	8.3	6.4	6.2	6.6	6.9	6.8	7.0	7.0	6.8	6.7	6.4	n.a.	n.a.	n.a.
FTTB revenue	51	55	42	41	43	44	43	45	45	44	43	43	189	175	175
FTTB customers (mln)	2.2	2.2	2.2	2.2	2.2	2.1	2.1	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2
FTTB ARPU (USD)	7.6	8.3	6.4	6.2	6.5	6.9	6.7	6.9	6.9	6.7	6.6	6.4	n.a.	n.a.	n.a.

(in RUB millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	65,916	67,805	72,091	71,429	65,921	66,423	70,529	70,130	64,507	68,407	72,559	70,415	277,241	273,003	275,887
EBITDA	26,130	27,536	28,466	28,012	24,410	27,269	26,710	26,401	24,070	26,925	28,239	25,108	110,145	104,790	104,342
EBITDA margin (%)	39.6%	40.6%	39.5%	39.2%	37.0%	41.1%	37.9%	37.6%	37.3%	39.4%	38.9%	35.7%	39.7%	38.4%	37.8%
Capital expenditures (CAPEX)	5,425	11,396	12,645	27,308	3,551	7,556	9,652	21,938	6,834	8,087	11,234	13,847	56,775	42,697	40,003
CAPEX excluding licenses	5,179	11,164	12,358	23,368	3,181	7,191	9,444	21,615	6,695	7,882	10,906	13,435	52,069	41,432	38,918

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenues	53,364	56,135	60,246	59,450	54,586	55,537	59,044	59,276	54,822	58,491	62,417	60,771	229,195	228,443	236,501
Service revenue	51,488	54,304	57,549	55,690	51,835	53,730	56,784	55,844	52,348	55,674	59,164	57,001	219,031	218,192	224,186
Data Revenue	10,204	10,420	11,113	11,844	11,942	12,316	13,426	14,088	13,903	14,510	15,284	15,344	43,581	51,773	59,041
Customers (mln)	55.7	57.2	59.0	59.8	57.7	57.5	58.4	58.3	57.0	58.3	58.8	58.2	59.8	58.3	58
Mobile data customers (mln)	29.7	30.8	33.3	34.3	32.6	33.7	36.2	36.6	36.4	38.1	39.1	38.4	34	37	38
ARPU (RUB) **	300	316	325	309	293	309	324	317	302	320	334	324	n.a.	n.a.	n.a.
MOU (min)	303	320	319	319	315	337	336	335	324	338	325	323	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	15.8%	12.8%	13.4%	13%	16%	14%	14%	15%	16%	13%	15%	15%	n.a.	n.a.	n.a.
MBOU	1,483	1,490	1,607	1,790	1,931	1,906	2,037	2,308	2,565	2,716	2,816	3,047	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	12,553	11,670	11,845	11,978	11,335	10,886	11,485	10,854	9,685	9,916	10,142	9,644	48,046	44,560	39,386
Service revenue	12,501	11,627	11,806	11,814	11,271	10,848	11,459	10,840	9,660	9,889	10,114	9,608	47,748	44,418	39,271
Broadband revenue	3,168	3,060	2,869	2,886	3,061	2,941	2,806	2,807	2,650	2,579	2,532	2,508	11,983	11,615	10,269
Broadband customers (mln)	2.3	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2
Broadband ARPU (RUB)	459	451	428	432	463	452	436	435	405	392	384	376	n.a.	n.a.	n.a.
FTTB revenue	3,095	3,005	2,820	2,841	3,013	2,897	2,775	2,776	2,623	2,548	2,508	2,484	11,761	11,460	10,163
FTTB customers (mln)	2.2	2.2	2.2	2.2	2.2	2.1	2.1	2.2	2.2	2.2	2.2	2	2.2	2.2	2.2
FTTB ARPU (RUB)	459	451	428	432	461	450	436	433	403	390	383	375	n.a.	n.a.	n.a.

**	ARPU calculations include MFS revenues starting from Q1 2017

Pakistan

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	249	257	252	256	351	361	368	369	370	386	391	379	1,014	1,450	1,525
Service revenue	236	244	238	241	332	341	345	346	345	359	363	350	960	1,364	1,418
EBITDA	96	106	103	104	136	130	147	129	154	167	208	173	409	542	703
EBITDA margin (%)	38.5%	41.3%	41.0%	40.5%	38.7%	36.0%	40.0%	34.9%	41.8%	43.3%	53.3%	45.8%	40.4%	37.4%	46.1%
Capital expenditures (CAPEX)	26	79	65	68	20	57	73	96	35	360	78	63	238	246	535
CAPEX excluding licenses	26	79	65	68	20	57	73	96	35	65	78	63	238	246	240
Data Revenue	18.7	20.6	21.6	24.8	38.8	37.6	43.8	47.7	49.9	54.9	60.5	60	85.6	167.9	225
Customers (mln)	38.2	33.4	35.2	36.2	48.3	49.3	51.0	51.6	52.5	52.5	53.1	53.6	36.2	51.6	53.6
ARPU (USD)	2.0	2.2	2.2	2.2	2.4	2.3	2.3	2.3	2.2	2.3	2.3	2.2	n.a.	n.a.	n.a.
MOU (min)*	559	658	684	689	580	566	522	540	515	520	512	515	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.8%	21.6%	3.7%	5.5%	5.5%	3.7%	6.0%	6.0%	4.1%	6.1%	6.1%	6.8%	n.a.	n.a.	n.a.
MBOU	297	298	350	341	304	292	421	464	465	509	573	672	n.a.	n.a.	n.a.

(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	25.3	26.2	25.9	26.8	36.8	37.8	38.5	38.7	38.7	40.4	41.2	40	104.2	151.8	161
Service revenue	24.0	24.9	24.5	25.3	34.7	35.7	36.1	36.2	36.2	37.7	38.2	37	98.6	142.8	149
EBITDA	9.7	10.8	10.6	10.9	14.2	13.6	15.4	13.5	16.2	17.5	22.0	18	42.0	56.8	74
EBITDA margin (%)	38.5%	41.3%	41.0%	40.5%	38.7%	36.0%	40.0%	34.9%	41.8%	43.3%	53.3%	45.7%	40.4%	37.4%	46.1%
Capital expenditures (CAPEX)	2.6	8.1	6.7	7.2	2.1	5.9	7.6	10.1	3.6	37.7	8.2	7	24.5	25.7	56
CAPEX excluding licenses	2.6	8.1	6.7	7.2	2.1	5.9	7.6	10.1	3.6	6.8	8.2	7	24.5	25.7	25
Data Revenue	1.9	2.1	2.2	2.6	4.1	3.9	4.6	5.0	5.2	5.8	6.4	6	8.8	17.6	24
Customers (mln)	38.2	33.4	35.2	36.2	48.3	49.3	51.0	51.6	52.5	52.5	53.1	53.6	36.2	51.6	53.6
ARPU (PKR)**	203	225	230	228	247	245	241	244	231	238	240.9	232	n.a.	n.a.	n.a.
MOU (min)*	559	658	684	689	580	566	522	540	515	520	512	515	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.8%	21.6%	3.7%	5.5%	5.5%	3.7%	6.0%	6.0%	4.1%	6.1%	6.1%	6.8%	n.a.	n.a.	n.a.
MBOU	297	298	350	341	304	292	421	464	465	509	573	672	n.a.	n.a.	n.a.

*	MOU calculation is aligned with group accounting policy
**	ARPU was adjusted accordingly following Warid consolidation in 2016

Mobilink standalone

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	249	257	252	256	273	285	1,010	1,014
Service revenue	236	244	238	241	257	269	966	960
EBITDA	96	106	103	104	116	115	386	409
EBITDA margin (%)	38.5%	41.3%	41.0%	40.5%	42.6%	40.2%	38.2%	40.4%
Capital expenditures (CAPEX)	26	79	65	68	12	34	651	238
CAPEX excluding licenses	26	79	65	68	12	34	351	238
Data Revenue	18.7	20.6	21.6	24.8	32.7	31.0	48.7	85.6
Customers (mln)	38.2	33.4	35.2	36.2	38.1	39.1	38.5	36.2
ARPU (USD)	2.0	2.2	2.2	2.2	2.2	2.2	n.a.	n.a.
MOU (min)*	559	658	684	689	692	677	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.8%	21.6%	3.7%	5.5%	4.0%	5.0%	n.a.	n.a.
MBOU	297	298	350	341	297	292	n.a.	n.a.

(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	FY14	FY15
Total operating revenue	25.3	26.2	25.9	26.8	28.6	29.8	102.1	104.2
Service revenue	24.0	24.9	24.5	25.3	27.0	28.1	97.6	98.6
EBITDA	9.7	10.8	10.6	10.9	12.2	12.0	39.0	42.0
EBITDA margin (%)	38.5%	41.3%	41.0%	40.5%	42.6%	40.2%	38.2%	40.4%
Capital expenditures (CAPEX)	2.6	8.1	6.7	7.2	1.3	3.6	n.a.	24.5
CAPEX excluding licenses	2.6	8.1	6.7	7.2	1.3	3.6	n.a.	24.5
Data Revenue	1.9	2.1	2.2	2.6	3.4	3.2	4.9	8.8
Customers (mln)	38.2	33.4	35.2	36.2	38.1	39.1	38.5	36.2
ARPU (PKR)	203	225	230	228	234	233	125	n.a.
MOU (min)*	559	658	684	689	692	677	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.8%	21.6%	3.7%	5.5%	4.0%	5.0%	n.a.	n.a.
MBOU	297	298	350	341	297	292	n.a.	n.a.

*	MOU calculation is aligned with group accounting policy

Algeria

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	323	328	325	299	279	251	264	246	232	232	238	214	1,273	1,040	915
Service revenue	320	326	321	292	276	248	263	244	228	228	233	210	1,259	1,031	898
EBITDA	169	175	178	162	158	128	135	125	114	104	115	92	684	547	426
EBITDA margin (%)	52.3%	53.4%	54.8%	54.3%	56.8%	51.1%	51.3%	50.9%	49.2%	45.1%	48.5%	42.9%	53.7%	52.6%	46.5%
Capital expenditures (CAPEX)	45	46	33	69	27	43	76	56	26	29	42	35	192	202	132
CAPEX excluding licenses	45	46	33	69	27	43	39	56	26	29	42	35	192	165	132
Data Revenue	8.0	11.5	13.1	13.3	16.2	15.7	19.3	21.9	25.1	29.8	29.9	28.7	45.9	73.1	113
Customers (mln)	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	16.1	15.5	15.2	15.0	17.0	16.3	15.0
ARPU (USD)*	6.1	6.3	6.1	5.7	5.4	5.0	5.4	5.0	4.7	4.8	5.0	4.6	n.a.	n.a.	n.a.
MOU (min)	344	387	390	375	351	339	335	323	365	379	415	430	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	11.6%	8.7%	9.6%	9.1%	9.0%	9.8%	9.4%	9.9%	9.9%	10.6%	10.4%	11.0%	n.a.	n.a.	n.a.
MBOU	208	273	255	288	295	304	345	447	573	478	515	561	n.a.	n.a.	n.a.

(in DZD billions, unless stated otherwise, unaudited)

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	30.0	32.2	33.4	31.9	30.0	27.4	29.0	27.2	25.5	25.3	26.2	24.5	128	114	101
Service revenue	29.8	32.0	33.1	31.2	29.7	27.2	28.9	26.9	25.0	24.9	25.6	24.1	126	113	100
EBITDA	15.7	17.2	18.3	17.3	17.1	14.0	14.9	13.9	12.5	11.4	12.7	10.5	69	60	47
EBITDA margin (%)	52.3%	53.4%	54.8%	54.3%	56.8%	51.1%	51.3%	50.9%	49.2%	45.1%	48.5%	42.9%	53.7%	52.6%	46.5%
Capital expenditures (CAPEX)	4.2	4.5	3.4	7.3	2.9	4.7	8.3	6.2	2.9	3.1	4.6	4.0	20	22	15
CAPEX excluding licenses	4.2	4.5	3.4	7.3	2.9	4.7	4.3	6.2	2.9	3.1	4.6	4.0	20	18	15
Data Revenue	0.7	1.1	1.4	1.4	1.7	1.7	2.1	2.4	2.8	3.2	3.3	3.3	4.6	8.0	13
Customers (mln)	17.1	17.1	17.0	17.0	16.7	16.3	15.9	16.3	16.1	15.5	15.2	15.0	17.0	16.3	15.0
ARPU (DZD)*	569	617	620	612	586	546	593	555	513	522	553.4	528	n.a.	n.a.	n.a.
MOU (min)	344	387	390	375	351	339	335	323	365	379	414.9	430	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	11.6%	8.7%	9.6%	9.1%	9%	10%	9%	10%	10%	11%	10.4%	11%	n.a.	n.a.	n.a.
MBOU	208	273	255	288	295	304	345	447	573	478	514.7	561	n.a.	n.a.	n.a.

*	ARPU calculations include MFS revenues starting from Q1 2017

Bangladesh

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	147	151	154	153	155	157	157	152	151	148	144	131	604	621	574
Service revenue	145	149	151	151	153	152	153	147	147	144	140	127	596	606	557
EBITDA	60	63	69	51	70	69	73	55	69	61	56	47	242	267	233
EBITDA margin (%)	40.6%	41.9%	44.7%	33.2%	45.3%	43.7%	46.7%	36.4%	45.9%	41.1%	38.6%	36.1%	40.1%	43.1%	40.6%
Capital expenditures (CAPEX)	12	32	49	42	17	33	22	65	10	18	28	46	134	137	101
CAPEX excluding licenses	12	32	49	42	17	33	22	65	10	18	28	46	134	137	101
Data Revenue	8.6	9.3	11.5	12.2	13.6	14.9	16.6	17.5	19.2	19.0	20.5	19.2	42	63	78
Customers (mln)	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.5	30.7	31.4	31.3	32.3	30.4	31.3
ARPU (USD)	1.5	1.5	1.6	1.5	1.6	1.6	1.7	1.6	1.6	1.6	1.5	1.3	n.a.	n.a.	n.a.
MOU (min)*	295.2	300.5	308.7	305.2	311.4	315.7	321.9	321.7	305.4	285.4	280.1	274.3	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	4.5%	5.7%	5.7%	6.4%	4.5%	4.7%	13.9%	4.6%	5.5%	5.4%	5.9%	6.9%	n.a.	n.a.	n.a.
MBOU	66	60	104	134	157	167	254	391	304	364	523	580	n.a.	n.a.	n.a.
(in BDT billions, unless stated otherwise, unaudited)
MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	11.4	11.8	11.9	12.0	12.2	12.3	12.3	12.0	12.0	12.0	11.7	10.8	47.1	48.7	46
Service revenue	11.3	11.6	11.8	11.8	12.0	11.9	12.0	11.6	11.7	11.6	11.3	10.4	46.4	47.5	45
EBITDA	4.6	4.9	5.3	4.0	5.5	5.4	5.7	4.4	5.5	4.9	4.5	3.9	18.9	21.0	19
EBITDA margin (%)	40.6%	41.9%	44.7%	33.1%	45.3%	43.7%	46.7%	36.4%	46.0%	41.1%	38.6%	36.1%	40.1%	43.1%	40.5%
Capital expenditures (CAPEX)	0.9	2.5	3.8	3.3	1.3	2.6	1.7	5.1	0.8	1.4	2.3	3.7	10.5	10.7	8
CAPEX excluding licenses	0.9	2.5	3.8	3.3	1.3	2.6	1.7	5.1	0.8	1.4	2.3	3.7	10.5	10.7	8
Data Revenue	0.67	0.7	0.9	1.0	1.1	1.2	1.3	1.4	1.5	1.5	1.7	1.6	3.3	4.9	6
Customers (mln)	31.8	32.0	32.3	32.3	31.6	31.1	29.0	30.4	30.5	30.7	31.4	31.3	32.3	30.4	31.3
ARPU (BDT)	119	120	121	121	125	126	133	130	128	127	121	111	n.a.	n.a.	n.a.
MOU (min)*	295	300	309	305	311	316	322	322	305	285	280	274	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	4.5%	5.7%	5.7%	6.4%	4.5%	4.7%	13.9%	4.6%	5.5%	5.4%	5.9%	6.9%	n.a.	n.a.	n.a.
MBOU	66	60	104	134	157	167	254	391	304	364	523	580	n.a.	n.a.	n.a.

*	Starting from 1Q15 MOU is reported (not MOU billed) due to alingment with the Group policies.

Ukraine

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	151	154	166	152	135	146	155	150	143	153	167	159	622	586	622
EBITDA	63	70	84	75	71	80	86	69	77	87	91	92	292	306	347
EBITDA margin (%)	41.3%	45.6%	51.0%	49.2%	52.5%	55.0%	55.4%	46.3%	53.6%	56.8%	54.4%	58.0%	47.0%	52.3%	55.7%
Capital expenditures (CAPEX)	45	178	38	38	10	30	34	33	29	38	27	20	298	106	114
CAPEX excluding licenses	32	54	36	38	9	29	33	32	27	27	25	20	160	104	98

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	140	143	155	141	125	136	144	139	132	143	156	149	578	545	580
Service revenue	139	142	154	140	125	135	144	139	132	142	155	148	576	542	577
Data Revenue	14.0	14.0	19.0	19.7	19.3	21.5	25.9	28.2	31.2	35.3	43.4	44.6	66	95	154
Customers (mln)	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.0	26.1	26.4	26.5	25.4	26.1	26.5
ARPU (USD)	1.8	1.8	1.9	1.8	1.6	1.7	1.8	1.7	1.7	1.8	1.9	1.8	n.a.	n.a.	n.a.
MOU (min)	536	530	537	562	572	559	544	565	574	573	570	589	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.4%	5.0%	6.6%	6.4%	5.0%	4.5%	2.6%	6.2%	5.3%	4.4%	4.4%	5.0%	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	11	11	11	11	10	10	10	10	11	10	11	11	45	41	43
Service revenue	11	11	11	11	10	10	10	10	11	10	11	11	45	41	43
Broadband revenue	6	6	6	6	6	6	6	6	6	6	6	6	24	24	26
Broadband customers (mln)	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8
Broadband ARPU (USD)	2.3	2.5	2.5	2.5	2.3	2.5	2.5	2.5	2.6	2.6	2.7	2.6	n.a.	n.a	n.a
(in UAH millions, unless stated otherwise, unaudited)
CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	3,092	3,315	3,595	3,472	3,468	3,689	3,922	3,881	3,871	4,058	4,316	4,297	13,475	14,960	16,542
EBITDA	1,278	1,512	1,835	1,706	1,822	2,027	2,170	1,793	2,073	2,305	2,349	2,494	6,332	7,811	9,221
EBITDA margin (%)	41.3%	45.6%	51.0%	49.1%	52.5%	54.9%	55.3%	46.2%	53.6%	56.8%	54.4%	58.0%	47.0%	52.2%	55.7%
Capital expenditures (CAPEX)	1,033	3,999	833	875	264	745	868	847	782	1,009	697	535	6,740	2,723	3,023
CAPEX excluding licenses	742	1,176	778	869	249	727	860	836	737	705	643	534	3,566	2,672	2,618

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	2,859	3,077	3,357	3,215	3,209	3,427	3,661	3,611	3,576	3,781	4,042	4,012	12,508	13,908	15,411
Service revenue	2,851	3,069	3,348	3,206	3,199	3,399	3,652	3,601	3,560	3,768	4,024	3,986	12,475	13,851	15,338
Data Revenue	281.4	303.7	408.2	449	496	544	659	731	845	933	1,123	1,202	1,442	2,429	4,103
Customers (mln)	26.1	26.1	25.7	25.4	25.3	25.4	26.3	26.1	26.0	26.1	26.4	26.5	25.4	26.1	26.5
ARPU (UAH)*	36.0	38.7	42.2	40.7	41.6	43.8	46.2	45.2	44.9	47.5	50.0	49.3	n.a.	n.a.	n.a.
MOU (min)	536	530	537	562	572	559	544	565	574	573	570	589	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	5.4%	5.0%	6.6%	6.4%	5.0%	4.5%	2.6%	6.2%	5.3%	4.4%	4.4%	5.0%	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	233	238	238	257	259	262	261	270	295	277	275	285	967	1,052	1,132
Service revenue	233	238	238	257	259	262	261	270	295	277	275	285	967	1,052	1,132
Broadband revenue	117	132	132	143	148	150.7	150.0	156	170	169	167	170	524	604	678
Broadband customers (mln)	0.8	0.8	0.8	0.8	0.8	0.81	0.80	0.8	0.8	0.8	0.8	0.8	0.8	0.8	0.8
Broadband ARPU (UAH)	48	53	54	59	61	61.9	62.18	64	69	70	69	69.8	n.a.	n.a	n.a

*	ARPU calculations include MFS revenues starting from Q1 2017

Uzbekistan

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	167	175	186	183	165	164	169	165	153	152	130	78	711	663	513
EBITDA	105	113	99	121	100	94	96	105	79	83	67	33	437	395	261
EBITDA margin (%)	62.7%	64.3%	53.2%	66.0%	60.8%	57.1%	57.1%	63.3%	51.5%	54.2%	51.2%	42.5%	61.5%	59.6%	50.9%
Capital expenditures (CAPEX)	0	1	34	20	30	16	38	91	22	16	10	15	54	174	63
CAPEX excluding licenses	0	1	34	20	30	16	38	91	22	16	10	15	54	174	63

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	166	174	184	182	164	163	168	164	152	151	129	77	706	659	510
Service revenue	165	174	183	182	164	163	168	164	152	151	129	77	704	659	509
Data Revenue	34.3	33.8	34.2	33.6	36.4	37.3	38.3	40.2	40.0	36.9	31.0	20.1	136	152	128
Customers (mln)	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	9.5	9.6	9.5	9.7	9.9	9.5	9.7
Mobile data customers (mln)*	5.2	5.0	4.8	4.7	4.4	4.3	4.5	4.6	4.6	4.5	4.7	5.0	4.7	4.6	5.0
ARPU (USD)	5.2	5.6	6.0	6.0	5.6	5.7	5.9	5.7	5.3	5.3	4.5	2.7	n.a.	n.a.	n.a.
MOU (min)*	498	553	550	501	482	535	580	568	545	578	581	574	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	12%	11%	12%	12%	12%	12%	10%	12%	12%	13%	15%	14%	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	1.4	1.4	1.3	1.3	1.2	1.1	1.1	1.0	1.0	1.0	0.8	0.5	5.4	4.5	3
Service revenue	1.4	1.3	1.3	1.2	1.2	1.1	1.1	1.0	1.0	1.0	0.8	0.5	5.3	4.5	3
(in UZS billions, unless stated otherwise, unaudited)
CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	409	442	480	497	469	479	502	518	513	576	625	628	1,829	1,967	2,342
EBITDA	257	284	255	328	285	273	287	328	265	313	316	267	1,124	1,173	1,160
EBITDA margin (%)	62.7%	64.3%	53.1%	65.9%	60.8%	57.1%	57.1%	63.5%	51.6%	54.3%	50.6%	42.5%	61.5%	59.6%	49.5%
Capital expenditures (CAPEX)	0	3	87	53	85	47	112	289	75	60	50	120	143	533	304
CAPEX excluding licenses	0	3	87	53	85	47	112	289	75	60	50	120	143	533	304

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	406	439	476	494	465	475	499	514	510	572	621	624	1,815	1,954	2,327
Service revenue	405	439	475	493	465	475	499	514	510	572	620	621	1,811	1,953	2,323
Data Revenue	84.1	85.3	88.5	91.0	103.4	108.7	114.0	126.1	134.2	139.4	149.4	162	349	452	585
Customers (mln)	10.4	10.3	10.2	9.9	9.5	9.3	9.6	9.5	9.5	9.6	9.5	9.7	9.9	9.5	9.7
Mobile data customers (mln)*	5.2	5.0	4.8	4.7	4.4	4.3	4.5	4.6	4.6	4.5	4.7	5.0	4.7	4.6	5.0
ARPU (UZS)	12,819	14,092	15,393	16,237	15,877	16,720	17,527	17,925	17,767	19,847	21,484	21,672	n.a.	n.a.	n.a.
MOU (min)*	498	553	550	501	482	535	580	568	545	578	581	574	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)*	12%	11%	12%	12%	12%	12%	10%	12%	12%	13%	15%	14%	n.a.	n.a.	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	3.5	3.5	3.4	3.4	3.5	3.3	3.3	3.2	3.4	3.7	3.9	4.0	13.8	13.3	15
Service revenue	3.4	3.4	3.4	3.4	3.5	3.3	3.3	3.2	3.4	3.7	3.9	4.0	13.4	13.2	15

*	Previous periods were restated due to alignment with the Group definition.

Italy

index page

(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16*	1Q17*	2Q17*	3Q17	4Q17	FY14	FY15	FY16*	FY17*
Total operating revenue	1,078	1,082	1,090	1,178	1,064	1,092	1,160	1,749	1,548	1,535	1,543	1,556	4,633	4,428	6,475	6,182
EBITDA	406	397	427	441	381	399	473	551	458	442	519	526	1,804	1,671	2,124	1,945
EBITDA margin (%)	37.7%	36.7%	39.1%	37.4%	35.8%	36.6%	40.8%	31.5%	29.6%	28.8%	33.6%	33.8%	38.9%	37.7%	32.8%	31.5%
Capital expenditures (CAPEX)	172	186	170	251	172	192	151	404	240	266	236	515	757	779	1,172	1,257
CAPEX excluding licenses	172	186	170	251	172	192	151	404	240	266	236	515	757	779	1,172	1,257

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY14	FY15	FY16	FY17
Total operating revenue	781	800	818	880	796	824	875	1,440	1,253	1,239	1,256	1,248	3,328	3,279	5,338	4,996
Service revenue	705	720	752	736	703	714	765	1,103	1,043	1,042	1,080	1,014	2,975	2,913	4,367	4,179
Data Revenue	154	159	172	168	174	179	204	341	352	367	390	398	573	652	1,329	1,508
Customers (mln)	21.4	21.4	21.3	21.1	20.9	20.9	20.7	31.3	30.9	30.3	29.8	29.5	21.6	21.4	31.3	29.5
Data customers (mln)	10.9	11.0	11.3	11.6	11.6	12	12	19	20	19	19	19	10.2	11.6	19	19
ARPU (€)	10.9	11.2	11.6	11.4	11.0	11.3	12.1	11.4	11.0	11.2	11.8	11.2	n.a.	n.a.	n.a	n.a.
of which:
ARPU voice (€)	6.3	6.6	6.7	6.6	6.2	6.4	6.6	5.7	5.4	5.3	5.5	5.1	n.a.	n.a.	n.a	n.a.
ARPU data (€)	4.5	4.6	4.9	4.8	4.8	4.9	5.5	5.7	5.6	5.9	6.3	6.1	n.a.	n.a.	n.a	n.a.
MOU (min.)	267	275	263	274	270	280	267	288	264	274	266	284	n.a.	n.a.	n.a	n.a.
Total traffic (mln. min.)	17,188	17,538	16,853	17,448	17,026	17,538	16,673	27,058	24,693	25,134	23,897	25,200	n.a.	n.a.	n.a	n.a.
Churn, annualised rate (%)	35.1%	25.2%	27.9%	28.8%	30.3%	29.7%	31.5%	34.9%	33.2%	39.9%	39.0%	32.0%	n.a.	n.a.	n.a	n.a.
MBOU	1,392	1,436	1,635	1,628	1,742	1,905	2,252	2,768	2,896	3,179	3,955	4,144	n.a.	n.a.	n.a	n.a.

FIXED-LINE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY14	FY15	FY16	FY17
Total operating revenue	297	283	272	298	269	268	285	309	295	296	287	307	1,305	1,150	1,137	1,185
Service revenue	278	277	272	268	263	264	269	279	270	268	274	272	1,192	1,095	1,082	1,085
Total voice customers (mln)	2.8	2.8	2.8	2.8	2.8	2.8	2.8	2.7	2.7	2.7	2.7	2.7	2.8	2.8	2.7	2.7
of which :
Total DIRECT voice customers (mln)	2.4	2.4	2.4	2.4	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.5	2.4	n.a.	n.a	2.5
Total INDIRECT voice customers (mln)	0.4	0.4	0.4	0.4	0.3	0.3	0.3	0.2	0.2	0.2	0.2	0.2	0.4	n.a.	n.a	0.2
Total fixed-line ARPU (€)	27.9	27.9	27.8	28.0	27.3	26.9	27.3	28.8	28.1	27.6	28.4	27.6	n.a.	n.a.	n.a	n.a.
Total Traffic (mln. min.)	3,137	2,819	2,357	2,763	2,633	2,503	2,040	2,422	2,286	2,092	1,757	1,928	n.a.	n.a.	n.a	n.a.
Total Internet customers (mln)	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.3	2.4	2.4	2.4	2.4	2.2	2.3	2.3	2.4
of which:
Broadband (mln)	2.2	2.2	2.2	2.3	2.3	2.3	2.3	2.3	2.4	2.4	2.4	2.4	2.2	2.3	2.3	2.4
Broadband ARPU (€)	21.1	21.2	21.1	20.9	20.5	20.9	21.2	22.3	21.8	21.8	21.9	21.1	n.a.	n.a.	n.a	n.a.
Dual-play customers (mln)	2.0	2.0	2.0	2.0	2.1	2.1	2.1	n.a.	n.a.	n.a.	n.a.	n.a.	1.9	2.0	n.a.	n.a.

	Pro-forma Combined entity					Actual Wind Tre S.p.A.
CONSOLIDATED	4Q15*	1Q16*	2Q16	3Q16	4Q16*	1Q17	2Q17	3Q17	4Q17
Total operating revenue	1,741	1,515	1,562	1,648	1,749	1,548	1,535	1,543	1,556
Underlying EBITDA	568	471	493	609	611	517	523	579	592
Underlying EBITDA margin (%)	32.6%	31.1%	31.5%	37.0%	34.9%	33.4%	34.0%	37.5%	0
Capital expenditures (CAPEX)	360	276	264	228	404	240	266	236	515
CAPEX excluding licenses	360	276	264	228	404	240	266	236	515

MOBILE	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Total operating revenue	1,443	1,244	1,292	1,362	1,440	1,253	1,239	1,256	1,248
Service revenue	1,091	1,049	1,065	1,150	1,103	1,043	1,042	1,080	1,014
Data Revenue	313	315	319	355	341	352	367	390	398
Customers (mln)	31.2	31.1	31.3	31.4	31.3	30.9	30.3	29.8	30
Data customers (mln)	18.5	18.6	18.9	19.2	19.5	19.5	19.3	19.4	19
ARPU (€)	11.4	11.0	11.2	12.0	11.4	11.0	11.2	11.8	11
of which:
ARPU voice (€)	5.9	5.7	5.8	6.0	5.7	5.4	5.3	5.5	5
ARPU data (€)	5.4	5.3	5.4	6.0	5.7	5.6	5.9	6.3	6
MOU (min.)	277	276	286	272	288	264	274	266	284
Total traffic (mln. min.)	25,951	25,782	26,800	25,618	27,058	24,693	25,134	23,897	25,200
Churn, annualised rate (%)	34.7%	32.9%	32.8%	33.1%	34.9%	33.2%	40.0%	39.0%	0
MBOU	n.a.	2,058	2,278	3	2,768	2,896	3,179	3,955	4,144

FIXED-LINE	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17
Total operating revenue	298	272	271	286	309	295	296	287	307
Service revenue	268	266	267	270	279	270	268	274	272
Total voice customers (mln)	2.8	2.8	2.8	2.7	2.7	2.7	2.7	2.7	3
of which:
Total DIRECT voice customers (mln)	2.4	2.5	2.5	2.5	2.5	2.5	2.5	2.5	3
Total INDIRECT voice customers (mln)	0.4	0.3	0.3	0.3	0.2	0.2	0.2	0.2	0
Total fixed-line ARPU (€)	28.0	27.3	26.9	27.3	28.8	28.1	27.6	28.4	28
Total Traffic (mln. min.)	2,763	2,633	2,503	2,040	2,422	2,286	2,092	1,757	1,928
Total Internet customers (mln)	2.3	2.3	2.3	2.3	2.3	2.4	2.4	2.4	2
of which:
Broadband (mln)	2.3	2.3	2.3	2.3	2.3	2.4	2.4	2.4	2
Broadband ARPU (€)	20.9	20.5	20.9	21.2	22.3	21.8	21.8	21.9	21

NOTES

In Q4 2015 underlying EBITDA excludes approximately restructuring costs of EUR 19 million

In Q4 2016 underlying EBITDA excludes approximately EUR 60 million of integration costs

In Q1 2017 underlying EBITDA excludes approximately EUR 59 million of integration costs

In Q2 2017 underlying EBITDA excludes approxiamtely EUR 81 million of integration costs

In Q3 2017 underlying EBITDA excludes approximately EUR 60 million of integration costs

In Q4 2017 underlying EBITDA excludes approximately EUR 66 million of integration costs

Starting from Q2 2017 results, minor changes in accounting policies were adopted and for a proper comparison previous period results were adjusted accordingly

*	The pro-forma “combined data” for Q4 2015 and the four quarters of 2016, consists of the sum of the WIND and H3G businesses results, respectively. The Q4 2015 and the four quarters of 2016 data related to H3G were obtained through due diligence performed as part of the merger process. The company has included this “combined data” because it believes that financial information on the Italy joint venture is relevant to its business and results for the financial quarter. Going forward, the company expects to include financial information related to the Italy joint venture in the publication of its financial results. It should be noted that the company owns 50% of the Italy joint venture, while the results above reflect the entire business.

Laos

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Total operating revenue	5.1	4.7	4.3	4.1	3.8	3.5	3.1	3.7	3.5	3.5	2.8	2.6	18.2	14.1	12.4
EBITDA	2.0	1.5	0.9	1.0	0.6	0.3	-0.1	0.8	0.5	0.5	0.0	0.1	5.4	1.6	1.2
EBITDA margin (%)	38.5%	31.2%	21.2%	25.1%	15.6%	9.1%	-4.6%	22.0%	15.3%	15.0%	1.4%	6%	29.6%	11.2%	10%

MOBILE	1Q15	2Q15	3Q15	4Q15	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	FY15	FY16	FY17
Customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.3	0.3	0.3	0.3	0.2	0.2	0.3	0.2